Filed pursuant to Rule 424(b)(3)
Registration No. 333-135787

YOUR VOTE ON THE PROPOSED TRANSACTION IS VERY IMPORTANT

To the Stockholders of Accredited Home Lenders Holding Co. and Aames Investment Corporation:

The board of directors of each of Accredited Home Lenders Holding Co. and Aames Investment Corporation has agreed to a merger transaction involving their respective companies. If the requisite approval of the Accredited and Aames stockholders is obtained, Aames will merge with and into AHL Acquisition, LLC, a wholly owned subsidiary of Accredited.

If the merger is completed, each share of Aames common stock will be converted into the right to receive either (1) cash in an amount equal to $51.94 multiplied by a specified exchange ratio or (2) a fraction of a share of Accredited common stock equal to the exchange ratio. The exchange ratio is initially set at 0.1030, but is subject to adjustment as further described in the accompanying joint proxy statement and prospectus. Aames stockholders will have the ability to make a cash or stock election with respect to the consideration they receive in the merger, subject to the proration and allocation mechanisms that are described more fully in the accompanying joint proxy statement and prospectus.

The aggregate consideration to be paid to holders of Aames common stock at the closing of the merger will consist of approximately 4,434,000 shares of Accredited common stock and approximately $109.0 million in cash, each of which is subject to adjustment as described in more detail in the accompanying joint proxy statement and prospectus by any dividends declared or paid by Aames to Aames stockholders prior to the closing of the merger. Based on the closing price of Accredited’s common stock on July 31, 2006, the last practicable date prior to the mailing of this joint proxy statement and prospectus, the aggregate value of the merger consideration will be approximately $310 million.

In order to complete the merger, Aames stockholders must approve the merger and Accredited stockholders must approve the issuance of shares of Accredited common stock in connection with the merger. Each of the Accredited and Aames board of directors believes that the merger is in the best interests of its respective company and its company’s stockholders, and we ask for your support in voting for the applicable proposal related to the merger described in the accompanying joint proxy statement and prospectus. The special meeting of Accredited stockholders will be held at 15090 Avenue of Science, San Diego, California 92128, on September 14, 2006, at 4:00 p.m., local time. The special meeting of Aames stockholders will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on September 14, 2006, at 9:00 a.m., local time.

The boards of directors of Accredited and Aames have each unanimously approved the merger. Each board recommends that the stockholders of its respective company vote for the applicable proposal related to the merger.

Your vote is important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special meeting. To vote your shares by proxy, please complete and return the enclosed proxy card. You may also cast your vote in person at the special meeting.

Accredited common stock is listed on the Nasdaq Stock Market under the symbol “LEND.” Aames common stock is listed on the New York Stock Exchange under the symbol “AIC.” On July 31, 2006, Aames common stock closed at $4.84 per share and Accredited common stock closed at $45.33 per share.

Sincerely,	Sincerely,
Accredited Home Lenders Holding Co.	Aames Investment Corporation

James A. Konrath	A. Jay Meyerson
Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer

This joint proxy statement and prospectus is dated August 2, 2006, and is first being mailed to stockholders on or about August 4, 2006.

NOTICE OF SPECIAL MEETING OF ACCREDITED STOCKHOLDERS

San Diego, California

August 2, 2006

A special meeting of stockholders of Accredited will be held at 15090 Avenue of Science, San Diego, California 92128, on September 14, 2006, at 4:00 p.m., local time, for the following purposes:

1. To consider and vote on a proposal to approve the issuance of shares of Accredited common stock in the merger of Aames Investment Corporation, or Aames, a Maryland corporation, with and into AHL Acquisition, LLC, or Merger Sub, a Maryland limited liability company, and wholly owned subsidiary of Accredited Home Lenders Holding Co., or Accredited, a Delaware corporation, pursuant to the Agreement and Plan of Merger, dated as of May 24, 2006 by and among Aames, Accredited and Merger Sub. We have included a copy of the merger agreement as Annex A to the attached joint proxy statement and prospectus.

2. To consider and vote on a proposal to amend Accredited’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 45,000,000 to 80,000,000, consisting of 75,000,000 shares of common stock and 5,000,000 shares of preferred stock.

3. To consider and vote upon a proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the first proposal described above.

4. To transact such other business as may properly come before the Accredited special meeting or any adjournment or postponement of the meeting.

Completion of the merger is not conditioned on the approval of the proposal to amend Accredited’s Amended and Restated Certificate of Incorporation.

Only stockholders of record at the close of business on July 27, 2006 will be entitled to vote at the Accredited special meeting. We will make available a list of stockholders entitled to vote at the special meeting during ordinary business hours at Accredited’s offices at 15090 Avenue of Science, San Diego, California 92128 for a period of at least 10 days prior to the special meeting for examination by any Accredited stockholder entitled to vote at the special meeting for any purpose germane to the special meeting. To vote your shares by proxy, please complete and return the enclosed proxy card. You may also cast your vote in person at the Accredited special meeting. Please vote promptly whether or not you expect to attend the Accredited special meeting.

By order of the Board of Directors,

Stuart D. Marvin

Secretary

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

NOTICE OF SPECIAL MEETING OF AAMES STOCKHOLDERS

Los Angeles, California

August 2, 2006

A special meeting of stockholders of Aames will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on September 14, 2006, at 9:00 a.m., local time, for the following purposes:

1. To consider and vote on a proposal to approve the merger of Aames Investment Corporation, or Aames, a Maryland corporation, with and into AHL Acquisition, LLC, or Merger Sub, a Maryland limited liability company, and wholly owned subsidiary of Accredited Home Lenders Holding Co., or Accredited, a Delaware corporation, pursuant to the Agreement and Plan of Merger, dated as of May 24, 2006, by and among Aames, Accredited and Merger Sub. We have included a copy of the merger agreement as Annex A to the attached joint proxy statement and prospectus.

2. To consider and vote upon a proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the proposal as described above.

3. To transact such other business as may properly come before the Aames special meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on August 1, 2006 will be entitled to vote at the Aames special meeting. We will make available a list of stockholders entitled to vote at the special meeting during ordinary business hours at Aames’s offices at 350 South Grand Avenue, Los Angeles, California 90071 for a period of at least 10 days prior to the special meeting for examination by any Aames stockholder entitled to vote at the special meeting for any purpose germane to the special meeting. To vote your shares by proxy, please complete and return the enclosed proxy card. You may also cast your vote in person at the Aames special meeting. Please vote promptly whether or not you expect to attend the Aames special meeting.

By order of the Board of Directors,

John F. Madden, Jr.

Secretary

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

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EXPERTS	109

LEGAL MATTERS	109

WHERE YOU CAN FIND MORE INFORMATION	109

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SPECIAL MEETINGS

Q:	What are the Accredited stockholders being asked to vote on at the Accredited special meeting?

A.	Accredited stockholders are being asked to vote on the following at the Accredited special meeting:

(1)	A proposal to approve the issuance of shares of Accredited common stock pursuant to the merger agreement among Accredited, Aames and Merger Sub.

(2)	A proposal to amend Accredited’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 45,000,000 to 80,000,000, consisting of 75,000,000 shares of common stock and 5,000,000 shares of preferred stock.

(3)	A proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the first proposal described above.

(4)	Such other business as may properly come before the Accredited special meeting or any adjournment or postponement of the meeting.

Completion of the merger is not conditioned on approval of the proposal to amend the Accredited Amended and Restated Certificate of Incorporation.

Q:	What are the Aames stockholders being asked to vote on at the Aames special meeting?

A.	Aames stockholders are being asked to vote on the following at the Aames special meeting:

(1)	A proposal to approve the merger.

(2)	A proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposal described above.

(3)	Such other business as may properly come before the Aames special meeting or any adjournment or postponement of the meeting.

Q:	What effect will the merger have on Aames?

A:	As a result of the merger, Aames will become a wholly owned subsidiary of Accredited and Aames stock will no longer be publicly traded.

Q:	What will Aames stockholders receive when the merger occurs?

A:	For each share of Aames common stock, an Aames stockholder will receive one of the following:

•	cash in an amount equal to $51.94 (the closing price of Accredited’s common stock on May 24, 2006, the date of the merger agreement) multiplied by the exchange ratio (which we explain below), or

•	a fraction of a share of Accredited common stock equal to the exchange ratio.

The exchange ratio was initially set at 0.1030. That means that on the day that we executed the merger agreement (and subject to the limitations described below) each share of Aames common stock would have been converted into $5.35 in cash or a fraction of a share of Accredited common stock that had a value of $5.35 (based on the closing price of Accredited common stock on the day we executed the merger agreement). However, the exchange ratio will be reduced by any dividends declared or paid by Aames prior to the closing. We will reduce the exchange ratio by multiplying it by 1 minus a fraction, the numerator of which is the amount of any dividends Aames declares or pays prior to closing, and the denominator of which is approximately $340 million.

Under the merger agreement, Aames is required to pay prior to closing a dividend in an amount equal to Aames’s estimated 2006 REIT taxable income plus any other amounts that Aames would need to distribute to qualify as a REIT for its final taxable year and to avoid to the extent reasonably possible the incurrence of income or excise tax. Aames currently estimates that, if the closing were to occur on September 30, 2006, it would pay a dividend of approximately $30 million in the aggregate (or $0.48 per share) pursuant to this provision, although Aames cannot provide any assurance as to the amount of any such dividend.

Example: By way of example only, if Aames were to declare dividends prior to the closing of the merger in the aggregate amount of $30 million (and using the approximate value of aggregate consideration of $340 million), then:

(1)	the exchange ratio would be reduced as follows: 0.1030 x (1 - $30 million/$340 million) or 0.0939; and

(2)	each share of Aames common stock would be converted into one of the following:

cash in an amount equal to $4.88 ($51.94 x 0.0939), or

0.0939 of a share of Accredited common stock (which had a value of $4.26 based on the closing price for Accredited common stock on July 31, 2006).

Q:	Can Aames stockholders elect whether to receive cash or stock consideration for their Aames shares?

A:	Yes, we have enclosed with this joint proxy statement and prospectus election materials which will allow you to elect, with respect to each share of Aames common stock you own, cash or stock consideration. However, please note that only a specified number of shares of Accredited common stock and amount of cash is available for issuance in the merger.

Q:	If an Aames stockholder elects to receive all of the merger consideration in cash, will that stockholder be assured of receiving only cash?

A:	No. Accredited will pay no more than approximately $109 million in cash to Aames stockholders in the merger. This amount will be reduced to the extent that Aames pays any dividends to its stockholders prior to the closing of the merger. In the event that Aames stockholders make cash elections in excess of the cash available for distribution, the aggregate number of Aames shares in respect of which a cash election was made will be reduced on a pro-rata basis for each Aames stockholder who made such an election.

Q:	If an Aames stockholder elects to receive all of the merger consideration in Accredited common stock, will that stockholder be assured of receiving only Accredited common stock?

A:	No. Accredited will issue no more than approximately 4,434,000 shares of Accredited common stock to Aames stockholders in the merger. In the event that Aames stockholders make stock elections in excess of the Accredited common stock available for distribution, the aggregate number of Aames shares for which a stock election was made will be reduced on a pro-rata basis for each Aames stockholder who made such an election.

Q:	I heard about the sale by Aames to Accredited of the Aames wholesale business. What was the purpose of that transaction and does that affect what I will receive in the merger?

A:	Accredited’s purchase of the Aames wholesale business was intended to reduce attrition of Aames employees and maximize the potential synergies from the combination of Accredited’s and Aames’s wholesale businesses at the present time that would otherwise occur when the merger is completed. The sale by Aames to Accredited of the Aames wholesale business will have no affect on the consideration you will receive in the merger.

Q:	When do the companies expect to complete the merger?

A:	We hope to complete the merger shortly after the special meetings of the Aames stockholders and the Accredited stockholders and currently expect it to be completed in the fall of 2006. While we are working to complete the merger as quickly as possible, because the merger is subject to stockholder approval and other factors beyond our control, we cannot predict with accuracy when or if the merger will be completed.

Q:	What are the material United States federal income tax consequences of the merger to Aames stockholders who are U.S. persons?

A:	In general, for United States federal income tax purposes:

(1)	Aames stockholders who have exchanged all of their Aames common stock solely for cash in the merger will recognize gain or loss in an amount equal to the difference between the cash received and that stockholder’s adjusted tax basis in the shares surrendered,

(2)	Aames stockholders who have exchanged all of their Aames common stock solely for Accredited common stock in the merger will not recognize any gain or loss as a result of the exchange (other than for cash received in lieu of a fractional share of Accredited common stock), and

(3)	Aames stockholders who receive a combination of cash and Accredited common stock in the merger will not generally recognize any loss but will generally recognize gain, if any, on the shares so exchanged to the extent of any cash received. Aames stockholders should consult their tax advisors for a full understanding of the tax consequences to them of the merger. For further information regarding the U.S. federal income tax consequences of the merger, please see “The Merger—Material United States Federal Income Tax Consequences of the Merger.”

Q:	Do the Aames stockholders or Accredited stockholders have appraisal rights with respect to the merger?

A:	Neither the Aames stockholders nor Accredited stockholders have appraisal rights in connection with the merger.

Q:	What vote is required of the Accredited stockholders to complete the merger?

A:	For the merger to occur, the issuance of shares of Accredited common stock in the merger must be approved by the holders of at least a majority of the issued and outstanding shares of Accredited common stock voted at the Accredited special meeting.

Q:	What vote is required of the Aames stockholders to complete the merger?

A:	For the merger to occur, the merger must be approved by the holders of at least a majority of the issued and outstanding shares of Aames common stock entitled to vote at the Aames special meeting.

Q:	Why is Accredited amending its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock?

A:	Accredited has determined it to be prudent to increase its authorized capital stock to make available additional authorized shares of common stock in the event the Accredited board of directors determines that it is necessary or appropriate to authorize future stock dividends, to raise additional capital through the sale of equity securities, to acquire another company or its assets, to establish strategic relationships with corporate partners, to provide equity incentives to employees and officers or for other corporate purposes. The availability of additional shares of common stock is particularly important in the event that the Accredited board of directors needs to undertake any of the foregoing actions on an expedited basis and thus avoid the time and expense of seeking stockholder approval at the time in connection with the contemplated issuance of common stock.

Q:	What vote is required of the Accredited stockholders to approve the amendment of Accredited’s Amended and Restated Certificate of Incorporation?

A:	The amendment of Accredited’s Amended and Restated Certificate of Incorporation requires approval of holders of at least a majority of all shares of Accredited common stock that are outstanding and entitled to vote at the Accredited special meeting.

Q:	When and where are the special meetings?

A:	The Accredited Special Meeting

The special meeting of Accredited stockholders will be held on September 14, 2006, at 4:00 p.m., local time, at 15090 Avenue of Science, San Diego, California 92128.

The Aames Special Meeting

The special meeting of Aames stockholders will be held on September 14, 2006 at 9:00 a.m., local time, at the Omni Hotel, 251 South Olive Street Los Angeles, California 90012.

Q:	Who can vote at the special meetings?

A:	The Accredited Special Meeting

Only holders of record of Accredited common stock as of the close of business on July 27, 2006 will be entitled to notice of and to vote at the Accredited special meeting.

The Aames Special Meeting

Only holders of record of Aames common stock as of the close of business on August 1, 2006 will be entitled to notice of and to vote at the Aames special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions to your broker on how those shares should be voted. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which we refer to as a broker non-vote. In the case of Aames stockholders, since approval of a majority of the outstanding shares entitled to vote is required for the merger, a broker non-vote has the same effect for Aames common stockholders as a vote against the Aames merger proposal. In the case of Accredited stockholders a broker non-vote will have no effect on approval of the issuance of Accredited common stock in connection with the merger. However, since the affirmative vote of at least a majority of the shares entitled to vote at the Accredited special meeting is required to approve the proposal to amend Accredited’s Amended and Restated Certificate of Incorporation, a broker non-vote has the same effect for Accredited stockholders as a vote against that proposal.

Q:	What is the effect if I return my proxy marked “ABSTAIN”?

A:	A properly executed proxy marked “ABSTAIN” will not be voted. In the case of Accredited stockholders, abstentions will not be counted as either votes cast FOR or AGAINST the proposal to issue shares of Accredited common stock in the merger and, as approval of that proposal requires the approval of a majority of the votes cast, will have no effect on the result of the vote. However, since the affirmative vote of at least a majority of the shares entitled to vote at the Accredited special meeting is required to approve the proposal to amend Accredited’s Amended and Restated Certificate of Incorporation, a proxy marked “ABSTAIN” will have the effect of a vote against that proposal. In the case of Aames stockholders, since the affirmative vote of at least a majority of the shares outstanding and entitled to vote at the Aames special meeting is required to approve the merger, a proxy marked “ABSTAIN” will have the effect of a vote against that proposal.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. Aames stockholders should send a written revocation or a later dated, signed proxy card to Corporate Secretary, Aames Investment Corporation, 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071 before the Aames special meeting to change their vote. Accredited stockholders should send a revocation or later dated, signed proxy card to Corporate Secretary, Accredited Home Lenders Holding Co., 15090 Avenue of Science, San Diego, California 92128 before the Accredited special meeting to change their vote. You may also attend the special meeting held by your company and vote in person.

Q.	How do Aames stockholders specify if they want cash or shares of Accredited common stock?

A:	Aames stockholders have been sent, together with this joint proxy statement and prospectus, an election form/letter of transmittal, or the election form, with instructions for making an election to receive cash or shares of Accredited common stock in exchange for all or a portion of his or her shares of Aames common stock, subject to pro-ration. To be effective, an election form must be properly completed and signed by Aames stockholders and received by the exchange agent no later than 5:00 p.m., Eastern Daylight Time, on the date that is two business days immediately preceding the closing date of the merger. We currently anticipate that the closing will occur on October 2, 2006. Accredited and Aames will announce any change in the anticipated closing date (and the due date for elections). If Accredited and Aames do not announce a change in the date, the closing date will be October 2, 2006. You are also asked to return your Aames stock certificate(s) representing your shares of Aames common stock with your stock election form. Failure to do so will not affect the effectiveness of your stock election, but it is likely to result in your receipt of the merger consideration (whether Accredited stock or cash) later (assuming the merger proposals are approved and the merger is consummated) than if you were to send in your stock certificates with your stock election form.

If the exchange agent does not receive from an Aames stockholder a properly completed and signed election form with respect to shares of Aames common stock by 5:00 p.m., Eastern Daylight Time, on the date that is two business days immediately preceding the closing date of the merger, Accredited will determine, in its sole discretion, which of those shares have made cash elections or stock elections in a manner intended to honor to the fullest extent possible the elections of Aames stockholders who timely made such an election.

Q:	Can Aames stockholders change or revoke their election?

A:	Yes. Aames stockholders can revoke their election by giving written notice of revocation or, in the case of a change, a properly completed revised election form to the exchange agent, provided the written notice is received by the exchange agent no later than 5:00 p.m., Eastern Daylight Time, on the date that is two business days immediately preceding the closing date of the merger. After this time, Aames stockholders may not revoke their elections unless the exchange agent is legally required to permit revocations.

Q:	Should Aames stockholders send in their Aames stock certificates now?

A:	Yes. Holders of Aames common stock should send in their election form and Aames stock certificate(s) as directed in the election form. However, failure to send your Aames stock certificate will not affect the effectiveness of your election.

Accredited stockholders should retain their stock certificates, as they will not be exchanged in the merger.

Q:	What do I need to do now?

A:	Please vote your shares as soon as possible, so that your shares may be represented at the appropriate special meeting. You may vote by proxy by signing your proxy card and mailing it in the enclosed return envelope, or you may vote in person at the special meeting.

Aames stockholders should also complete their election form as soon as possible and return it in the enclosed envelope together with their Aames shares.

Q:	Whom should I call if I have questions?

A:	Accredited Stockholders

Stockholders of Accredited who have questions about the proposals described in this joint proxy statement and prospectus may call Accredited at 866-901-6605.

Aames Stockholders

Stockholders of Aames who have questions about the proposals described in this joint proxy statement and prospectus may call Aames Investor Relations at 800-829-2929 ext 4709.

SUMMARY

This section summarizes particular selected information about the merger from this joint proxy statement and prospectus. To understand the merger fully, we strongly encourage you to read carefully this entire joint proxy statement and prospectus and the documents which we have filed with the Securities and Exchange Commission. We have included a copy of the merger agreement in this joint proxy statement and prospectus as Annex A.

We incorporate by reference important business and financial information about Accredited and Aames into this document. For a description of this information and how to obtain the documents that we have filed with the Securities and Exchange Commission, see “Where You Can Find More Information” on page 109.

In addition to the other information included or incorporated by reference in this joint proxy statement and prospectus (including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements”) you should consider the following in determining whether to vote in favor of the applicable proposal related to the merger.

The Companies

(See Page 45)

Accredited Home Lenders Holding Co.

15090 Avenue of Science

San Diego, California 92128

(858) 676-2100

Accredited Home Lenders Holding Co. is a mortgage company operating throughout the United States and in Canada. Accredited originates, finances, securitizes, services, and sells non-prime mortgage loans secured by residential real estate. Founded in 1990, Accredited is headquartered in San Diego, California. Accredited focuses on borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Accredited originates loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Its experienced management team has developed incentive programs, technology tools and business processes intended to focus Accredited’s employees on originating non-prime mortgage loans with the financial and other characteristics that generate profits.

In June 2006, Accredited entered into an agreement to purchase the wholesale business of Aames for a cash price of $4,050,000, including estimated expenses of $50,000. The purchase price has been allocated to leasehold assets of $89,000 and goodwill of $3,961,000. This purchase was intended to reduce attrition of Aames employees and maximize the potential synergies from the combination of Accredited’s and Aames’s wholesale businesses that would otherwise occur in connection with the merger at the present time rather than wait for the completion of the merger. The addition of Aames’s wholesale group to Accredited’s wholesale operations is expected to add capabilities and additional market presence with little overlap.

For additional information about Accredited and its business, see “The Merger—The Companies—Accredited Home Lenders Holding Co.” and “Where You Can Find More Information.”

Aames Investment Corporation

350 South Grand Avenue

Los Angeles, California 90071

(323) 210-5000

Aames Investment Corporation was formed in February 2004 to build and manage a portfolio of high yielding, subprime residential mortgage loans to offer its stockholders the opportunity for attractive dividend yields and earnings growth. In November 2004, it completed an initial public offering, and, concurrently with that offering, a reorganization whereby Aames Financial Corporation, formerly Aames Investment Corporation’s parent company, became its wholly owned subsidiary.

Aames Financial is a national mortgage banking company, founded in 1954, which focuses primarily on originating, selling and servicing residential mortgage loans through its retail channel under the name “Aames Home Loan.” From 1996 through July 2006, Aames Financial also originated mortgage loans through its wholesale channel. Aames Investment sold its wholesale operations to Accredited in June and July 2006. Aames’s strategy is to use its equity capital and funds borrowed under revolving warehouse and repurchase facilities to finance mortgage loan originations, and to use those financing sources, together with on-balance sheet securitizations, to finance its real estate investment trust, or REIT, portfolio of mortgage loans. Aames retains in its REIT portfolio a portion of its mortgage loan originations, largely hybrid/adjustable rate mortgage loans. Aames sells the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

For additional information about Aames and its business, see “The Merger—The Companies—Aames Investment Corporation” and “Where You Can Find More Information.”

AHL Acquisition, LLC

15090 Avenue of Science

San Diego, California 92128

(858) 676-2100

AHL Acquisition, LLC, or Merger Sub, is a Maryland limited liability company, recently organized as a wholly-owned subsidiary of Accredited solely for the purpose of effecting the merger. It has no material assets, prior business or operations and has not engaged in any activities except in connection with the merger. Upon completion of the merger, Aames will merge with and into Merger Sub and Merger Sub will be the surviving company.

Vote Required to Approve the Proposals

(See Pages 41, 42 and 43)

Accredited Stockholders

Accredited stockholders will vote on:

•	A proposal to approve the issuance of shares of Accredited common stock pursuant to the merger agreement. Approval of this proposal requires the affirmative vote of the holders of at least a majority of all shares of Accredited common stock that are voted at the Accredited special meeting.

•	A proposal to approve and adopt an amendment to Accredited’s Amended and Restated Certificate of Incorporation to increase the number of shares of capital stock Accredited is authorized to issue to 80,000,000 consisting of 5,000,000 shares of preferred stock and 75,000,000 shares of common stock. Approval of this proposal requires the affirmative vote of the holders of at least a majority of all shares of Accredited common stock that are outstanding and entitled to vote at the Accredited special meeting.

Completion of the merger is not conditioned on approval of the proposal to amend the Amended and Restated Certificate of Incorporation.

Accredited directors and executive officers as a group own and are entitled to vote approximately 15% of the outstanding shares of Accredited common stock. Each of the directors and executive officers of Accredited has indicated that he or she intends to vote his or her shares in favor of the proposals outlined above. Additionally, James A. Konrath, Accredited’s Chairman of the Board and Chief Executive Officer, and Joseph J. Lydon, Accredited’s President and Chief Operating Officer, have entered into an agreement with Aames pursuant to which they agreed to vote their shares of Accredited common stock in support of the issuance of shares of Accredited common stock in connection with the merger at the Accredited special meeting. The shares of Accredited common stock subject to these agreements represent approximately 12% of the outstanding shares of Accredited common stock entitled to vote at the Accredited special meeting.

Aames Stockholders

Aames stockholders will vote on a proposal to approve the merger. Approval of this proposal requires the affirmative vote of the holders of at least a majority of all shares of Aames common stock that are outstanding and entitled to vote at the Aames special meeting.

The members of the Aames board of directors (i.e., A. Jay Meyerson, Jenne K. Britell, Ph.D., David H. Elliott, John F. Farrell, Jr., Mani A. Sadeghi, Robert A. Spass and Stephen E. Wall), certain members of Aames’s management to be employed by Accredited following the merger (i.e., H. James Fullen and Michael J. Matthews) and Aames’s largest stockholder, Specialty Finance Partners, have each entered into a voting and support agreement with Accredited pursuant to which each agreed to vote its shares of Aames common stock in support of the merger proposal at the Aames special meeting, as well as against any third-party acquisition proposal or other proposal that would impede or adversely effect the merger. The shares of Aames common stock subject to these agreements represent approximately 27% of the outstanding shares of Aames common stock entitled to vote at the Aames special meeting. A form of the voting and support agreement is included as Annex B to this joint proxy statement and prospectus. In addition, each other executive officer of Aames (who are entitled to vote an aggregate of less than 1% of the outstanding shares of Aames common stock) has indicated that he intends to vote his shares in favor of the merger proposal outlined above.

The same Aames stockholders who have entered in the voting and support agreements have also each entered into an agreement with Accredited pursuant to which each has agreed to elect to receive 100% of the merger consideration to which they are entitled in shares of Accredited common stock and to not sell, transfer or otherwise dispose of their Accredited common stock for a period of 180 days following the merger.

The Merger

(See Page 45)

The merger agreement provides for Aames to be merged with and into Merger Sub, with Merger Sub remaining as the surviving company and a wholly owned subsidiary of Accredited. After the merger, Aames will cease to exist and its stock will no longer be publicly traded.

As a result of the merger, each share of Aames common stock issued and outstanding immediately prior to the merger will be converted into the right to receive one of the following:

(1) cash in an amount equal to $51.94 multiplied by the exchange ratio (described below), which we refer to as the cash consideration, or

(2) a fraction of a share of Accredited common stock equal to the exchange ratio, which we refer to as the stock consideration.

The exchange ratio was initially set at 0.1030. That means that on the day that we executed the merger agreement (and subject to the limitations described below) each share of Aames common stock would have been converted into $5.35 in cash or a fraction of a share of Accredited common stock that had a value of $5.35 (based on the closing price of Accredited common stock on the day that we executed the merger agreement). However, the value of the stock consideration will fluctuate with changes in the value of Accredited common stock. See “Risk Factors—Value of Accredited common stock to be received in the merger will fluctuate; all holders may not receive the same value.”

In addition, the exchange ratio will be reduced by any dividends declared or paid by Aames prior to the closing. We will reduce the exchange ratio by multiplying it by 1 minus a fraction, the numerator of which is the amount of any dividends Aames declares or pays prior to closing and the denominator of which is the “aggregate consideration” to be paid by Accredited for Aames. The aggregate consideration is the product of (1) $5.35 and (2) the aggregate number of shares of Aames common stock outstanding or issuable in respect of Aames restricted stock awards or restricted stock units immediately prior to the consummation of the merger. At the date of the merger agreement, the value of the aggregate consideration was approximately $340 million.

Subject to the proration and allocation provisions described below, Aames stockholders will be entitled to elect the form of consideration that they are to receive with respect to each of their shares of Aames common stock. To understand how the proration and allocation provisions work, you need to be familiar with two concepts: the cash pool and the cash election number.

The portion of the aggregate consideration (defined above) that will be payable in cash, which we refer to as the cash pool, is equal to approximately $109 million. At the date of the merger agreement, the cash pool represented approximately 32% percent of the aggregate consideration. However, the cash pool will be reduced by the aggregate amount of dividends declared or paid by Aames prior to the closing of the merger. The maximum number of shares of Aames common stock convertible into the right to receive cash in the merger, or the cash election number, will be determined by dividing the cash pool by the cash consideration (defined above).

Under the merger agreement, Aames is required to pay prior to closing a dividend in an amount equal to Aames’s estimated 2006 REIT taxable income plus any other amounts that Aames would need to distribute to qualify as a REIT for its final taxable year and to avoid to the extent reasonably possible the incurrence of income or excise tax. Aames currently estimates that, if the closing were to occur on September 30, 2006, it would pay a dividend of approximately $30 million in the aggregate (or $0.48 per share) pursuant to this provision, although Aames cannot provide any assurance as to the amount of any such dividend.

Example: By way of example only, if Aames were to declare dividends prior to closing in the aggregate amount of $30 million (and using the approximate value of aggregate consideration of $340 million), then:

•	the exchange ratio would be reduced as follows:

0.1030 x (1 - $30 million/$340 million) or 0.0939

•	each share of Aames common stock would be converted into one of the following:

cash in an amount equal to $4.88 ($51.94 x 0.0939), or

0.0939 of a share of Accredited common stock (which had a value of $4.26 based on the closing price of Accredited common stock on July 31, 2006)

•	and the cash pool will have been reduced to approximately $79 million, with the remaining consideration payable in shares of Accredited common stock.

An election to receive all cash is called a “cash election” and an election to receive all stock is called a “stock election.” Shares held by Aames stockholders who do not make an election will be deemed to have made a “non-election” and Accredited will determine, in its sole discretion, which of those shares have made cash elections or stock elections in a manner intended to honor to the fullest extent possible the elections of stockholders who choose to make such elections.

If Aames stockholders make cash elections in excess of the cash available for distribution, the aggregate excess number of Aames shares in respect of which a cash election was made will be converted into shares in respect to which a stock election was made on a pro-rata basis for each Aames stockholder who made the cash election.

If Aames stockholders make stock elections in excess of the stock available for distribution, the aggregate excess number of Aames shares in respect of which a stock election was made will be converted into shares in respect of which a cash election was made on a pro-rata basis for each Aames stockholder who made the stock election.

We encourage you to read the merger agreement carefully because it is the legal document that governs the merger.

Our Recommendations to Stockholders

(See Page 49)

To Accredited Stockholders:

The Accredited board of directors unanimously approved the merger agreement and believes that the merger is in the best interest of Accredited and its stockholders and recommends that Accredited stockholders vote FOR the Accredited proposal to issue shares of Accredited common stock in connection with the merger. The Accredited board of directors also recommends that Accredited stockholders vote FOR the proposal to amend Accredited’s Amended and Restated Certificate of Incorporation to increase the number of shares of capital stock Accredited is authorized to issue.

To Aames Stockholders:

The Aames board of directors unanimously approved and adopted the merger agreement and believes that the merger is in the best interest of Aames and its stockholders and recommends that Aames stockholders vote FOR the Aames merger proposal.

Opinions of Financial Advisors

(See Pages 52 and 57)

In connection with the merger, the boards of directors of Accredited and Aames each received an opinion from its respective financial advisors. These opinions are addressed to the boards of directors and do not constitute recommendations to any stockholder as to the form of consideration to be elected in the merger or any other matters relating to the merger.

Accredited received a written opinion dated May 24, 2006 from its financial advisor J.P. Morgan Securities Inc., or JPMorgan, to the effect that, as of May 24, 2006 and based upon and subject to the matters set forth in the opinion, the merger consideration to be paid by Accredited in the merger was fair to Accredited from a financial point of view to Accredited. JPMorgan’s opinion does not constitute a recommendation to any stockholder as to the form of consideration to be elected in the merger, how such stockholder should vote or act with respect to any matters relating to the merger and does not address any other aspect of the merger or related transactions, the price at which Accredited common stock will trade at any time in the future or the decision of Accredited to engage in the merger. JPMorgan assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. We have included this opinion in this joint proxy statement and prospectus as Annex C. Accredited urges its stockholders to read the opinion of JPMorgan

Securities Inc. in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

The board of directors of Aames received a written opinion dated May 24, 2006 from Credit Suisse Securities (USA) LLC, or Credit Suisse, as to the fairness, from a financial point of view, of the merger consideration to be received in the merger by the holders of Aames common stock. We have included this opinion in this joint proxy statement and prospectus as Annex D. Aames urges its stockholders to read the opinion of Credit Suisse Securities (USA) LLC carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

Board of Directors and Management of Accredited Following the Merger

(See Page 79)

Pursuant to the merger agreement, A. Jay Meyerson, the Chairman of the Board and Chief Executive Officer of Aames and Stephen E. Wall, a member of the Aames board of directors, will join the board of directors of Accredited at the effective time of the merger.

After the merger, Mr. Meyerson will serve in a general advisory position to Accredited for six months, and for additional one month periods thereafter at the discretion of Accredited by performing such services as reasonably requested by the chief executive officer of Accredited and consistent with Mr. Meyerson’s prior status as chief executive officer of Aames. Following the merger, Michael J. Matthews, Aames’s Executive Vice President and Chief Production Officer, will initially be employed by Accredited as the Director of Integration for Wholesale and Retail operations. The integration process is expected to take six to nine months. After that, he will remain a member of senior management. Following the merger, H. James Fullen, Aames’s Executive Vice President—Chief Operations Officer for Wholesale and Retail, will be employed by Accredited as the Director of Retail Operations. Otherwise, the executive officers of Accredited immediately following the merger will be the same as those immediately prior to the merger.

Additional Interests of Aames’s Executive Officers and Board of Directors in the Merger

(See Page 79)

In addition to their interests as stockholders, the directors and executive officers of Aames have interests in the merger that are different from, or in addition to, the interests of Aames stockholders generally. These interests exist because of rights they may have under the Aames Severance Plan, the Aames Equity Incentive Plan and compensation and benefit plans, including for some individuals agreements entered into at the time of the definitive merger agreement.

In addition, Accredited will indemnify the officers and directors of Aames for events occurring prior to, at, or after the effective time of the merger.

The members of the Aames board of directors knew about these additional interests, and considered them when they approved the merger.

Conditions to the Merger

(See Pages 89-91)

Conditions to the Merger

Among other things, completion of the merger requires:

•	approval of the merger by the Aames stockholders and the issuance of Accredited common stock in connection with the merger by the Accredited stockholders;

•	expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act, or the HSR Act, and receipt of all other regulatory and all third-party consents and approvals other than those the failure of which to receive would not, individually or in the aggregate, reasonably be likely to have a material adverse effect on Aames;

•	absence of any law or injunction that restrains, enjoins or otherwise prohibits the merger or the other transactions contemplated by the merger agreement and absence of any proceeding seeking such an injunction;

•	absence of a material adverse effect since the date of the merger agreement with respect to the other party;

•	receipt of legal opinions from Aames’s and Accredited’s respective counsel stating that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code;

•	absence of breaches of representations and warranties contained in the merger agreement which have or are reasonably expected to have a material adverse effect on the representing party;

•	Aames and Accredited having performed in all material respects all obligations required to be performed by them at or prior to the closing of the merger under the merger agreement; and

•	with respect to Accredited’s obligation to complete the merger, receipt by Aames of an opinion from Sullivan & Cromwell LLP, or Sullivan & Cromwell, counsel to Aames, that beginning in the taxable year ended December 31, 2004, Aames has been organized in conformity with the requirements for qualification as a real estate investment trust under the Code and Aames’s method of operations has enabled Aames to satisfy the requirements for qualification as a real estate investment trust for the taxable years ending on or prior to the closing date.

Other than the conditions pertaining to stockholder approval and the legality of the merger, Accredited and Aames could elect to waive conditions to their own performance and complete the merger.

Restrictions on Alternative Transactions

(See Page 88)

The merger agreement limits the ability of Aames or any of its subsidiaries to initiate, solicit or encourage proposals or offers and engage in discussions or negotiations with any third party about business combination transactions as alternatives to the merger. However, Aames may, in response to an unsolicited alternative proposal that Aames’s board of directors concludes in good faith is or is likely to result in a superior proposal, participate in such discussions or negotiations.

Termination of the Merger Agreement

(See Page 91)

Aames and Accredited may agree to terminate the merger agreement at any time prior to the effective time of the merger, whether before or after obtaining stockholder approval from their respective stockholders.

In addition, either Aames or Accredited may terminate the merger agreement if:

•	the merger is not completed by December 15, 2006, except that this date may be extended to not later than February 1, 2007 in order to obtain any governmental consents required for the merger, the absence of which would have a material adverse effect on Aames;

•	a court order or other government action prohibits the merger and that action is final and non-appealable;

•	Aames or Accredited fails to obtain the requisite stockholder approval from their respective stockholders; or

•	one of the parties materially breaches any of its representations, warranties or obligations under the merger agreement and such breach would allow the non-breaching party not to close the merger as described above.

In addition, Aames may terminate the merger agreement in order to enter into a transaction with a third party which the Aames board of directors determines provides greater aggregate value to Aames’s stockholders, subject to the conditions discussed below.

Termination Fee

(See Pages 91 and 92)

Aames may terminate the merger agreement if it receives a superior proposal, subject to (1) Accredited’s right to match the superior proposal within three business days and (2) payment to Accredited by Aames of a $10 million termination fee if Accredited does not match the offer.

In addition, Aames must pay Accredited a $10 million termination fee if the merger is terminated:

•	By either party, if Aames does not obtain the stockholder approval required to approve the merger, a proposal or intention to make a proposal for an alternative transaction has been made publicly prior to termination and Aames enters into an agreement or consummates an alternative transaction within 12 months of the termination for consideration equal to or greater than $6.00 per share of Aames common stock.

•	By Accredited,

•	due to Aames’s willful breach, a proposal or intention to make a proposal for an alternative transaction has been made publicly prior to termination and Aames enters into an agreement or consummates an alternative transaction within 12 months of the termination for consideration equal to or greater than $5.00 per share of Aames common stock; or

•	due to Aames’s board of directors withdrawing or adversely modifying its recommendation for approval of the merger and Aames enters into an agreement or consummates an alternative transaction within 12 months of the termination for consideration equal to or greater than $6.00 per share of Aames common stock.

Regulatory Matters

(See Page 68)

The merger agreement includes as a condition to both Accredited’s and Aames’s obligations to complete the merger, the expiration or termination of the applicable waiting period under the HSR Act and the rules under the HSR Act. Subsequent to entering into the merger agreement, however, Accredited and Aames concluded that the merger is not subject to the HSR Act, and we therefore do not need to file the notification under the HSR Act. Please note, however, that as with any U.S. merger, the Department of Justice and the Federal Trade Commission have the authority to challenge the merger on antitrust grounds before or after the merger is completed.

It is a condition to the parties’ obligations to complete the merger that they have received any other governmental approvals required in connection with the merger, other than those the failure of which to receive would not individually or in the aggregate have a material adverse effect on Aames. Accredited is in the process of preparing and filing the applications and notices required to obtain licenses from state mortgage banking regulators and the Federal Housing Administration of the U.S. Department of Housing and Urban Development, or FHA.

Wholesale Business Sale

On June 23, 2006, Accredited, Accredited Home Lenders, Inc., a wholly owned subsidiary of Accredited, Aames and Aames Funding Corporation, a wholly owned subsidiary of Aames, entered into an asset purchase agreement for the purchase by Accredited Home Lenders, Inc. of the assets of the wholesale operations of Aames Funding Corporation for a cash price of $4,050,000, including estimated expenses of $50,000. The purchase price has been allocated to leasehold assets of $89,000 and goodwill of $3,961,000. The transaction was intended to reduce employee attrition and maximize the potential synergies from the combination of the wholesale businesses at the present time that would otherwise occur when the merger is completed. The purchase of the Aames wholesale business does not otherwise affect the merger agreement, or any of the terms, under which Accredited will acquire Aames, including the consideration to be paid to Aames stockholders for their Aames common stock.

Post-Merger Integration Matters

In the process of integrating the respective businesses and operations of Aames and Accredited after the merger, Accredited may choose to dispose of certain of Aames’s assets or lines of business as a result of surplus capacity, redundancy or incompatibility with Accredited’s strategic plan. Any such disposal will be undertaken in an manner consistent with the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code.

Material United States Federal Income Tax Consequences of the Merger

(See Page 63)

No ruling has been or will be sought from the Internal Revenue Service on the United States federal income tax consequences of the merger. Consummation of the merger is conditioned upon (1) receipt by Aames of an opinion from its counsel, Sullivan & Cromwell LLP, or Sullivan & Cromwell, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (2) receipt by Accredited of an opinion from its counsel, DLA Piper Rudnick Gray Cary US LLP, or DLAPRGC, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (3) receipt by Aames of an opinion from its counsel, Sullivan & Cromwell, to the effect that, beginning in the taxable year ended December 31, 2004, Aames has been organized in conformity with the requirements for qualification as a REIT under the Code and Aames’s method of operations has enabled Aames to satisfy the requirements for qualification as a REIT for taxable years ending on or prior to the closing date.

In general, assuming the merger qualifies as a reorganization within the meaning of Section 368(a) and subject to the assumptions and qualifications set forth under the heading “The Merger—Material United States Federal Income Tax Consequences of the Merger,” (1) a stockholder of Aames who is a U.S. person and who has exchanged all of its Aames common stock solely for cash in the merger will recognize gain or loss in an amount equal to the difference between the cash received and that stockholder’s adjusted tax basis in the shares surrendered, (2) a stockholder of Aames who is a U.S. person and who exchanged all of its Aames common stock solely for Accredited common stock in the merger will not recognize any gain or loss as a result of the exchange (other than for cash received in lieu of a fractional share of Accredited common stock), and (3) a stockholder of Aames who is a U.S. person and who receives a combination of cash and Accredited common stock in the merger will generally not recognize any loss but will generally recognize gain, if any, on the shares so exchanged to the extent of any cash received. See “The Merger—Material United States Federal Income Tax Consequences of the Merger.” Tax matters are very complicated and the tax consequences of the merger to stockholders will depend on their individual circumstances. Stockholders should consult their tax advisors for a full understanding of the tax consequences to them of the merger.

Accounting Treatment

(See Page 63)

The merger will be accounted for using the purchase method of accounting as such term is used under U.S. generally accepted accounting principles. The purchase method accounts for a merger as an acquisition of one company by another. See “Accredited Unaudited Pro Forma Combined Condensed Financial Statements” and “The Merger—Accounting Treatment.”

Comparison of Stockholder Rights

(See Page 99)

Aames is a Maryland corporation that conducts its operations to qualify as a REIT. Accredited is a Delaware corporation and is not a REIT. Differences in Aames’s and Accredited’s respective charters and bylaws as well as the different rights of the holders of common stock of REITs and non-REITs will result in changes to the rights of Aames stockholders who become Accredited stockholders as a result of the merger. See “Comparison of Stockholders’ Rights.”

Appraisal Rights

(See Page 106)

Under Delaware law, where Accredited is incorporated, holders of Accredited common stock do not have the right to receive an appraisal of the value of their shares of Accredited common stock in connection with the merger.

Under Maryland law, where Aames is incorporated, holders of Aames common stock do not have the right to receive an appraisal of the value of their shares of Aames common stock in connection with the merger.

Comparative Per Share Market Price Information

(See Page 70)

Accredited common stock is traded on the Nasdaq National Market System under the symbol “LEND.” Aames common stock is traded on the New York Stock Exchange under the symbol “AIC.”

Set forth below are the respective closing stock prices of Accredited common stock and Aames common stock on May 24, 2006, the last full trading day before the public announcement of the merger, and on July 31, 2006.

	Accredited Common Stock (Nasdaq)	Aames Common Stock (NYSE)
May 24, 2006	$51.94	$5.72
July 31, 2006	$45.33	$4.84

FINANCIAL SUMMARY

Summary of Selected Historical and Unaudited Pro Forma Combined Financial Information

We are providing the following selected historical financial information to help you in analyzing the financial aspects of the merger. This information is only a summary and you should read it in conjunction with Accredited’s and Aames’s historical financial statements (and related notes) contained in the reports that have been filed with the Securities and Exchange Commission, or SEC. See “Where You Can Find More Information.”

Accredited Home Lenders Holding Co. and Subsidiaries

Selected Historical Financial Information

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)
Statement of Operations data:
Interest income	$610,107	$357,081	$178,982	$67,861	$27,714
Interest expense	$309,953	$134,211	$63,562	$27,891	$15,761
Provision for losses on loans held for investment(6)	$62,892	$47,985	$17,165	$9,488	$2,477
Net interest income after provision(6)	$237,262	$174,885	$98,255	$30,482	$9,476
Gain on sale of loans(6)	$313,105	$283,580	$225,151	$114,696	$77,311
Total net revenues	$568,573	$469,603	$338,531	$155,219	$96,544
Total operating expenses	$301,177	$249,880	$171,969	$107,224	$66,562
Net income	$155,432	$130,778	$100,015	$28,797	$17,399
Basic earnings per share(7)	$7.37	$6.42	$5.61	$4.99	$3.36
Diluted earnings per share(7)	$7.07	$6.07	$4.97	$1.98	$1.32
Balance Sheet data:
Mortgage loans held for sale, net	$2,252,252	$1,790,134	$1,279,590	$972,349	$531,698
Loans held for investment, net	$7,195,872	$4,690,758	$2,086,868	$738,917	$—
Total assets	9,853,246	$6,688,377	$3,501,417	$1,802,605	$603,038
Credit facilities	$2,805,119	$2,204,860	$1,515,195	$962,285	$547,063
Securitization financing	$6,240,820	$3,954,115	$1,724,389	$732,823	$—
Minority interest in subsidiary preferred stock	$97,922	$97,922	$—	$—	$—
Total stockholders’ equity	$553,412	$362,555	$212,223	$58,009	$28,891
Other data:
Total mortgage loan originations	$16,582,640	$12,422,190	$7,958,309	$4,302,891	$2,324,398
Wholesale originations	$14,947,003	$11,217,528	$7,118,369	$3,900,186	$2,117,250
Retail and other originations	$1,635,637	$1,204,662	$839,940	$402,705	$207,148
Weighted average coupon rate of mortgage loan originations	7.77%	7.31%	7.65%	8.37%	9.32%
Weighted average credit score(2)	639	639	632	630	619
Total loan sales and securitizations	$15,677,829	$11,552,047	$7,297,206	$3,869,944	$1,939,950
Whole loan sales	$11,437,635	$8,282,215	$6,061,019	$3,044,890	$1,640,129
Mortgage loans securitized	$4,240,194	$3,269,832	$1,236,187	$749,215	$—
Loans sold with retained interests	$—	$—	$—	$75,839	$299,821
Average premium received on whole loan sales(3)	3.0%	3.7%	4.0%	4.0%	4.4%
Net cost to originate(1)	1.6%	1.9%	2.1%	2.3%	2.7%
Net interest income after provision as a percentage of net revenues(6)	41.7%	37.2%	29.0%	19.6%	9.8%
Total serviced loans at period end	$9,706,153	$6,731,581	$3,695,976	$2,268,498	$1,301,121
Total number of employees at period end	2,762	2,694	2,056	1,294	866
Asset Quality Data:
Total delinquent at period end(4)	2.5%	1.7%	1.8%	2.7%	5.5%
Annual losses on serviced portfolio as a percentage of average serviced assets	0.3%	0.3%	0.6%	0.9%	0.9%
Prepayment speed (CPR) on loans held for investment(5)	30.0%	27.8%	26.5%	27.6%	23.5%

(1)	Net cost to originate loans is defined as total operating expenses, less loan servicing related costs, plus yield spread premiums.
(2)	Represents the average of the credit scores selected for each borrower at origination obtained from one or more of the three principal credit bureaus.
(3)	The average premium received on whole loan sales is computed based on the cash premiums received on whole loan sales, net of gains and losses on related derivatives.
(4)	“Delinquent” is defined as loans that are 30 or more days delinquent, including loans in foreclosure and loans converted into real estate owned (REO).
(5)	The constant prepayment rate (CPR) represents a constant annualized rate of prepayment relative to the then outstanding principal balance of securitized mortgage loans, both on- and off-balance sheet.
(6)	Accredited has changed the presentation of its consolidated statement of operations to report provision for losses on repurchases and provision for market reserve on loans held for sale as reductions to gain on sale of loans. Previously these amounts were included in provision for losses. The results for each of the five years ended December 31, 2005 have been reclassified to conform to this presentation.
(7)	Accredited has never declared or paid cash dividends on its common stock.

Aames Investment Corporation and Subsidiaries

Selected Historical Financial Information

	December 31,		June 30,
	2005	2004	2004	2003	2002	2001
	(In thousands, except per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$123,172	$37,780	$22,867	$23,860	$17,391	$27,583
Loans held for investment, net	4,085,536	1,725,046	—	—	—	—
Loans held for sale, at lower of cost or market	951,177	484,963	1,012,165	406,877	462,068	417,164
Derivative financial instruments, at estimated fair value	58,147	31,947	6,316	—	—	—
Residual interests, at estimated fair value	—	39,082	44,120	129,232	197,297	237,838
Other	109,603	82,057	65,704	67,919	89,842	102,812

Total assets	$5,327,635	$2,400,875	$1,151,172	$627,888	$766,598	$785,397

Financing on loans held for investment	$3,623,188	$1,157,470	$—	$—	$—	$—
Revolving warehouse and repurchase facilities	1,341,683	809,213	886,433	343,675	383,119	393,301
Borrowings:
Short-term collateralized financing facility	16,487	—	—	—	—	—
Financing Facility due March 2005	—	7,680	13,887	74,116	—	—
5.5% Convertible Subordinated Debentures due March 2006	—	—	64,396	64,396	113,970	113,970
9.125% Senior Notes due November 2003	—	—	—	—	150,000	150,000
10.5% Senior Notes due February 2002	—	—	—	—	—	5,750

Total borrowings	16,487	7,680	78,283	138,512	263,970	269,720

Other	76,773	68,886	55,845	92,727	82,324	76,491

Total liabilities	$5,058,131	$2,043,249	$1,020,561	$574,914	$729,413	$739,512

Preferred stock, Series B	$—	$—	$27	$27	$27	$27
Preferred stock, Series C	—	—	20	20	20	20
Preferred stock, Series D	—	—	60	60	60	59
Common stock	618	614	7	7	6	6
Additional paid-in capital	656,041	655,437	418,095	418,118	418,027	417,486
Retained deficit	(387,155)	(298,425)	(287,598)	(365,258)	(380,955)	(371,713)

Total stockholders’ equity	$269,504	$357,626	$130,611	$52,974	$37,185	$45,885

Aames Investment Corporation and Subsidiaries

Selected Historical Financial Information

	Years Ended December 31,		Six Months Ended December 31, 2004	Years Ended June 30,
	2005	2004		2004	2003	2002	2001
		(unaudited)
	(In thousands)
Statement of Operations Data:
Interest income	$340,515	$93,181	$56,103	$69,446	$69,186	$83,161	$86,477
Interest expense	170,942	32,396	18,490	26,227	35,119	41,895	57,180

Net interest income	169,573	60,785	37,613	43,219	34,067	41,266	29,297
Provision for losses on loans held for investment	40,294	1,900	1,900	—	—	—	—

Net interest income after provision for loan losses	129,279	58,885	35,713	43,219	34,067	41,266	29,297

Noninterest income:
Gain on sale of loans	30,277	177,607	59,960	261,801	174,710	139,167	120,865
Loan servicing	6,330	6,634	3,070	7,829	8,896	12,462	14,989

Total noninterest income	36,607	184,241	63,030	269,630	183,606	151,629	135,854

Net interest income after provision for loan losses and noninterest income	165,886	243,126	98,743	312,849	217,673	192,895	165,151

Noninterest expense:
Personnel	91,217	120,608	62,660	160,169	117,547	102,451	98,404
Production	35,351	36,504	17,165	35,113	25,849	21,322	19,034
General and administrative	44,707	49,162	27,238	44,527	43,738	34,489	42,748
Write-down of residual interests	—	—	—	—	34,923	27,000	33,600

Total noninterest expense	171,275	206,374	107,063	239,809	222,057	185,262	193,786

Nonoperating income:
Debt extinguishment income—Capital Z	—	—	—	—	24,970	—	—
Debt extinguishment income—others	—	—	—	—	6,741	—	—

Total nonoperating income	—	—	—	—	31,711	—	—

Income (loss) before income taxes	(5,389)	36,852	(8,320)	73,040	27,327	7,633	(28,635)
Income tax provision (benefit)	842	(4,933)	(5,235)	(17,674)	(1,839)	3,087	1,889

Net income (loss)	$(6,231)	$41,785	$(3,085)	$90,714	$29,166	$4,546	$(30,524)

Aames Investment Corporation and Subsidiaries

Selected Historical Financial Information

	Years Ended December 31,		Six Months Ended December 31, 2004	Years Ended June 30,
	2005	2004		2004	2003	2002	2001
		(unaudited)
	(In thousands)
Statement of Operations Data:
Net income (loss) to common stockholders:
Basic	$(6,231)	$32,085	$(3,085)	$77,660	$15,697	$(9,242)	$(44,445)
Diluted	$(6,231)	$41,785	$(3,085)	$92,804	$29,166	$(9,242)	$(44,445)
Net income (loss) per common share:
Basic	$(0.10)	$0.52	$(0.05)	$11.02	$2.39	$(1.45)	$(7.11)
Diluted	$(0.10)	$0.68	$(0.05)	$0.89	$0.30	$(1.45)	$(7.11)
Dividends per common share—declared	$1.30	$0.06	$0.06	—	—	—	—
Weighted average number of common shares outstanding:
Basic	62,517	61,316	61,322	7,049	6,558	6,394	6,251
Diluted	62,517	61,348	61,322	104,364	96,053	6,394	6,251
Cash Flow Data:
Net cash provided by (used in) operating activities	$(450,756)	$255,422	$511,246	$(415,458)	$141,692	$9,390	$(5,936)
Net cash used in investing activities	(2,406,124)	(1,730,704)	(1,728,958)	(3,905)	(2,124)	(4,192)	(5,048)
Net cash provided by (used in) investing activities	2,942,272	1,501,451	1,232,625	418,370	(133,099)	(15,390)	28,388

Net cash increase (decrease) in cash and cash equivalents	$85,392	$26,169	$14,913	$(993)	$6,469	$(10,192)	$17,404

Aames Investment Corporation and Subsidiaries

Selected Historical Financial Information

	Years Ended December 31,		Six Months Ended December 31, 2004	Years Ended June 30,
	2005	2004		2004	2003	2002	2001
		(unaudited)
	(In thousands)
Loan Activity:
Loans originated or purchased:
Retail	$2,746,321	$2,421,525	$1,189,707	$2,400,493	$1,795,447	$1,609,875	$1,180,551
Wholesale (1) (2)	4,008,207	4,998,120	2,397,841	4,588,501	2,650,733	1,632,634	1,191,079

Total	$6,754,528	$7,419,645	$3,587,548	$6,988,994	$4,446,180	$3,242,509	$2,371,630

Loans originated by interest rate type:
Retail:
Fixed Rate	$697,013	$678,858	$343,291	$832,425	$1,186,373	$996,191	$837,451
Hybrid/adjustable rate	2,049,308	1,742,667	846,416	1,568,068	609,074	613,684	343,100

Total	$2,746,321	$2,421,525	$1,189,707	$2,400,493	$1,795,447	$1,609,875	$1,180,551

Wholesale: (1)
Fixed Rate	$861,204	$1,083,941	$465,061	$1,130,761	$728,227	$226,585	$149,575
Hybrid/adjustable rate	3,147,003	3,914,179	1,932,780	3,457,740	1,922,506	1,406,049	1,041,504

Total	$4,008,207	$4,998,120	$2,397,841	$4,588,501	$2,650,733	$1,632,634	$1,191,079

Total:
Fixed Rate	$1,558,217	$1,762,799	$808,352	$1,963,186	$1,914,600	$1,222,776	$987,026
Hybrid/adjustable rate	5,196,311	5,656,846	2,779,196	5,025,808	2,531,580	2,019,733	1,384,604

Total	$6,754,528	$7,419,645	$3,587,548	$6,988,994	$4,446,180	$3,242,509	$2,371,630

Loan originations by purpose:
Cash-out refinance	57.8%	59.6%	58.7%	60.4%	63.5%	61.7%	58.8%
Purchase money	38.8%	36.0%	37.7%	33.3%	23.5%	18.1%	23.9%
Rate/term refinance	3.4%	4.4%	3.6%	6.3%	13.0%	20.2%	17.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Loan dispositions:
Whole loan sales	$2,812,696	$5,924,743	$2,391,671	$6,433,871	$4,188,678	$2,610,041	$1,102,465
Loans pooled and sold in securitization	—	—	—	—	314,958	584,964	1,231,464

Total	$2,812,696	$5,924,743	$2,391,671	$6,433,871	$4,503,636	$3,195,005	$2,333,929

Total servicing portfolio at period end	$6,146,739	$2,843,887	$2,843,887	$2,341,028	$1,739,632	$2,308,170	$2,716,781

Aames Investment Corporation and Subsidiaries

Selected Historical Financial Information—(Continued)

	Years Ended December 31,		Six Months Ended December 31, 2004	Years Ended June 30,
	2005	2004		2004	2003	2002	2001
		(unaudited)
	(In thousands)
Other Data:
Weighted average points on retail loan originations (3)	3.9%	3.6%	3.6%	3.2%	3.6%	3.7%	4.0%
Weighted average yield spread premium, net, on wholesale loan originations (3)	(0.4)%	(0.5)%	(0.5)%	(0.5)%	(0.4)%	(0.3)%	(0.1)%
Weighted average interest rate on loans produced (3)	7.6%	7.4%	7.5%	7.4%	7.8%	9.0%	10.3%
Weighted average initial combined loan-to-value ratio(3)(4):
Retail	76%	77%	76%	77%	77%	76%	75%
Wholesale(1)	81%	81%	81%	82%	80%	79%	79%
Weighted average credit score(3):
Retail	607	604	605	607	623	630	619
Wholesale(1)	628	614	613	615	611	600	598
Average gain on sale of loans	1.2%	3.0%	2.5%	3.2%	3.0%	3.0%	3.2%
At period end:
Number of:
Retail branches	76	96	96	99	93	100	101
Regional wholesale operations centers (1)	5	5	5	5	4	4	5
Employees:
Loan origination	1,975	1,824	1,824	1,822	1,449	1,523	1,230
Loan servicing	101	89	89	81	104	118	118
All other	164	158	158	160	154	160	152

	2,240	2,071	2,071	2,063	1,707	1,801	1,500

(1)	Aames sold its wholesale business to Accredited in June and July, 2006.
(2)	Wholesale originations include the purchases of closed loans from correspondents of $51.7 million, $4.2 million, $19.3 million, $24.2 million and $40.4 million during the years ended December 31, 2005, June 30, 2004, 2003, 2002 and 2001, respectively. No such loans were purchased during the year ended December 31, 2004 and the six months ended December 31, 2004.
(3)	Computed on loan production during the period presented.
(4)	The weighted average initial combined loan-to-value ratio is determined by dividing the sum of all loans secured by the junior and/or senior mortgages on the property, by the appraised value at origination.

Unaudited Selected Pro Forma Combined Condensed Financial Information

We have presented below unaudited selected pro forma combined financial data that reflects the merger using the purchase method of accounting. For a more detailed description of the purchase method of accounting, see “The Merger—Accounting Treatment.” The pro forma adjustments are preliminary and based on management’s estimates of the fair value of the assets acquired and liabilities assumed. Consequently, the amounts reflected in the unaudited selected pro forma combined financial information are subject to change, and the final amounts may differ substantially. In addition, the members of the management of each of Accredited and Aames are in the process of assessing and formulating their integration plans to capture the synergies which are expected to come from the merger. It is expected that these plans will result in employee separations, elimination of duplicative facilities, employee relocations and other restructuring actions. The final result of these plans could result in material revisions to the estimated liabilities reflected in the accompanying unaudited selected pro forma combined financial information.

The unaudited selected pro forma combined income statement data for the three-month period ended March 31, 2006 and for the year ended December 31, 2005 gives effect to the merger as if it was completed on January 1, 2005. The unaudited selected pro forma combined balance sheet data as of March 31, 2006 gives effect to the merger as if it was completed on that date. The information is based on, and should be read together with, the historical financial statements that have been presented in prior filings with the SEC and the more detailed pro forma financial information appearing on page 72.

	As of and for the Three Months Ended March 31, 2006	For the Year Ended December 31, 2005
	(In thousands, except per share data)
Combined Pro Forma Income Statement Data:

Net interest income after provision for losses	$92,233	$370,237
Gain on sale of loans, net	76,547	343,382
Total net revenues	176,560	738,155
Net income	22,277	151,419
Basic earnings per share	0.86	5.93
Diluted earnings per share	0.83	5.73
Basic weighted average shares outstanding	25,988	25,532
Diluted weighted average shares outstanding	26,714	26,425

Combined Pro Forma Balance Sheet Data:

Mortgage loans held for sale, net	$2,788,822
Mortgage loans held for investment, net	11,255,817
Total assets	14,867,383
Credit facilities	3,834,398
Securitized bond financing	9,948,070
Minority interest in REIT subsidiary	97,922
Total shareholders’ equity	832,738

Comparative Per Share Information

We have summarized below the per share information for our respective companies on a historical and equivalent combined pro forma basis. You should read the comparative per share information below in conjunction with the selected historical financial data on pages 16 through 22 and the unaudited pro forma condensed combined financial statements appearing on page 23 of this joint proxy statement and prospectus. The equivalent pro forma per share data for Aames’s stockholders has been determined assuming an exchange ratio of 0.1030.

Comparative Per Share Data

(Unaudited)

	As of and for the Three Months Ended March 31, 2006	For the Year Ended December 31, 2005
Accredited Home Lenders:
Net Income per Share:
Basic:
Historical	$1.66	$7.37
Accredited Home Lenders/Aames Pro Forma	0.86	5.93
Diluted:
Historical	1.61	7.07
Accredited Home Lenders/Aames Pro Forma	0.83	5.73
Book Value Per Share at Period End:
Stated:
Historical	28.20
Accredited Home Lenders/Aames Pro Forma	32.13

Aames:
Net Income per Share:
Basic:
Historical	(0.22)	(0.10)
Accredited Home Lenders/Aames Equivalent Pro Forma(1)	0.09	0.61
Diluted:
Historical	(0.22)	(0.10)
Accredited Home Lenders/Aames Equivalent Pro Forma(1)	0.09	0.59
Book Value Per Share at Period End:
Stated:
Historical	4.14
Accredited Home Lenders/Aames Equivalent Pro Forma(1)	3.31

Historical:
Aames Outstanding Common Stock (in thousands)	61,883
Accredited Outstanding Common Stock (in thousands)	21,483

Pro Forma Accredited Home Lenders/Aames (in thousands)	25,917

(1)	Represents Accredited pro forma multiplied by the exchange rate of 0.1030.

RISK FACTORS

Completion of the merger represents an investment by Aames stockholders in Accredited common stock, to the extent they receive shares of Accredited common stock in the merger, and an investment by Accredited in Aames’s assets and liabilities, each of which will subject the respective investors to various risks. The following discussion outlines some, but not all, of these risks and hazards. In addition to the other information included or incorporated by reference in this joint proxy statement and prospectus (including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements”) you should consider the following in determining whether to vote in favor of the merger. In this “Risk Factors” section, “Accredited” refers to Accredited either before or after the merger.

Aames stockholders who make a cash or stock election may receive a form of consideration different from what they elect.

To the extent either the cash or Accredited common stock comprising the merger consideration is oversubscribed, Accredited will make a pro-rata reduction in the amounts of stock or cash in respect of the shares with which such elections are made in order to insure that approximately $109 million of the merger consideration is paid in cash (subject to reduction for Aames dividends) and no more than approximately 4,434,000 shares of Accredited common stock are issued in the merger. Because of possible pro-ration, holders of Aames common stock who make cash elections and stock elections may not receive the type or mixture of merger consideration that they elect. If a holder elects all cash and the available cash is oversubscribed, then the holder will receive a portion of the merger consideration in Accredited common stock. Conversely, if a holder elects all stock and the available stock is oversubscribed, then the holder will receive a portion of the merger consideration in cash.

Value of Accredited common stock to be received in the merger will fluctuate; all holders may not receive the same value.

Upon consummation of the merger, all outstanding shares of Aames common stock will be converted into cash, Accredited common stock or a combination of cash and Accredited common stock. Because cash elections will be pro-rated if necessary so that Accredited will not issue more than approximately $109 million in cash in the merger (subject to reduction for Aames dividends), it is likely that all Aames stockholders will receive some Accredited common stock in the merger. The merger will occur at a date later than the date of the cash or stock election and there can be no assurance that the market price of Accredited common stock on the date of the cash or stock election will be the same as the market price of Accredited common stock on the closing date. For historical and current market prices of Accredited and Aames common stock, see “Comparative Per Share Market Price and Dividend Information.”

Failure to successfully integrate Aames into Accredited’s operations could reduce the surviving company’s profitability.

Realization of the anticipated benefits of the merger will depend on Accredited’s ability to successfully integrate the businesses and operations of Aames. Accredited’s integration of the Aames operations will require significant efforts from each company, including the combination of sales and marketing efforts. Accredited may find it difficult to integrate the operations of Aames. If Accredited is not able to successfully integrate the business and operations of Aames, its expectations of future results of operations may not be met.

Accredited’s management may have to devote significant management attention and resources to integrating the business and operations of Aames. Such diversion of management’s attention or difficulties in the transition process could have a material adverse impact on Accredited. Additionally, personnel may leave or be terminated because of the merger. Such employee terminations or resignations or facility closures may require Accredited to make severance or other payments and may result in related litigation. The integration process could result in the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Accredited’s ability to maintain relationships with customers, employees and others with whom it has business dealings. The integration process may also result in additional and unforeseen expenses and may have unanticipated adverse results relating to Accredited’s or Aames’s existing businesses.

The merger is expected to generate cost savings and expense reductions achieved by eliminating duplicative operations, outside services and redundant staff and consolidating facilities. Even if the companies are able to integrate operations, there can be no assurance that these expected synergies will be achieved. The failure to achieve synergies could have a material adverse effect on the business results of operations and financial condition of the combined company.

Some of the directors and executive officers of Aames have additional or different interests in the merger than do Aames stockholders generally.

In deciding how to vote on the Aames merger proposal, the stockholders of Aames should be aware that the directors and executive officers of Aames have interests in the merger that are different from, or in addition to, the interests of Aames stockholders generally. See “Interests of Certain Persons in the Merger”. The Aames board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

Failure to complete the merger could negatively impact the future business and operations of Accredited and Aames.

It is possible that the merger may not be completed. The parties’ obligations to complete the merger are subject to the satisfaction or waiver of specified conditions, some of which are beyond the control of Aames and Accredited. For example, the merger is conditioned on the receipt of the required approval of the stockholders of Aames and Accredited. If this approval is not received, the merger cannot be completed even if all of the other conditions to the merger are satisfied or waived. If the merger is not completed for any reason, Aames and Accredited may be subject to a number of material risks, including the following:

•	Aames may be required under certain circumstances to pay Accredited a termination fee of $10 million, depending upon the circumstances of the termination; and

•	Aames and Accredited will have incurred substantial costs related to the merger, such as legal, accounting and certain financial advisor fees, which must be paid even if the merger is not completed.

After the merger is completed, Aames’s stockholders will become stockholders of Accredited and will have different rights that may be less advantageous than their current rights.

After the closing of the merger, Aames’s stockholders that do not make an all cash election will become Accredited’s stockholders. Aames is a Maryland corporation that conducts its operations to qualify as a REIT. Accredited is a Delaware corporation and is not a REIT. Differences in Aames’s and Accredited’s respective charters and bylaws will result in changes to the rights of Aames’s stockholders when they become Accredited stockholders. Further, as a REIT, Aames is required to distribute at least 90% of its net taxable income (excluding capital gains) to its stockholders. Accredited is not a REIT and, as such, its stockholders are not entitled to such distributions of Accredited’s income. Accredited has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. An Aames stockholder may conclude that its current rights under Aames’s charter and bylaws are more advantageous than the rights they may have under Accredited’s charter and bylaws. See “Comparison of Stockholders’ Rights” beginning on page 99.

Accredited and Aames face intense competition that could adversely impact its market share and its revenues.

Accredited and Aames both face intense competition from finance and mortgage banking companies, Internet-based lending companies where entry barriers are relatively low and traditional bank and thrift lenders that have entered the non-prime mortgage industry. As Accredited seeks to expand its business further, it will face a significant number of additional competitors, many of whom will be well established in the markets Accredited seeks to penetrate. Some of Accredited’s competitors are much larger, have better name recognition, and have far greater financial and other resources than Accredited.

The government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the non-prime mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than Accredited is willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including non-prime loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase non-prime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the non-prime mortgage industry.

The intense competition in the non-prime mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, Accredited may be required to make significant changes to its current retail and wholesale structure and information and technology systems to compete effectively. Accredited’s inability to continue enhancing its current Internet capabilities, or to adapt to other technological changes in the industry, could significantly harm its business, financial condition, liquidity and results of operations. In addition, Accredited relies on software and other technology-based programs to gather and analyze competitive and other data from the marketplace. Problems with Accredited’s technology or the inability to implement technological changes may, therefore, result in delayed detection of market trends and conditions.

Competition in the industry can take many forms, including interest rates and costs of a loan, less stringent underwriting standards, offering of loan products which Accredited does not offer, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the non-prime mortgage industry. Price competition could prevent Accredited from raising rates in response to a rising cost of funds or cause Accredited to lower the interest rates that it charges borrowers, which could adversely impact its profitability and lower the value of its loans. If Accredited’s competitors adopt less stringent underwriting standards, it will be pressured to do so as well, which would result in greater loan risk without compensating pricing. If Accredited does not relax underwriting standards in response to its competitors, it may lose market share. Any increase in these pricing and underwriting pressures could reduce the volume of Accredited’s loan originations and sales and significantly harm its business, financial condition, liquidity and results of operations.

Any substantial economic slowdown could increase delinquencies, defaults and foreclosures and reduce Accredited’s ability to originate loans.

Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and increased rates of delinquencies, defaults and foreclosures. Any material decline in real estate values would increase the loan-to-value ratios, or LTVs, on loans that Accredited holds pending sale and loans in which it has a residual or retained interest, weaken our collateral coverage and increase the possibility and severity of a loss if a borrower defaults. Accredited originates loans to borrowers who make little or no down payment, resulting in higher LTVs. A lack of equity in the home may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults and foreclosures. These factors would reduce Accredited’s ability to originate loans and increase its losses on loans in which it has a residual or retained interest. In addition, loans Accredited originates during an economic slowdown may not be as valuable to it because potential purchasers of its loans might reduce the premiums they pay for the loans to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults or foreclosures is likely to significantly harm the pricing of Accredited’s future loan sales and securitizations and also its ability to finance its loan originations.

Accredited finances borrowers with lower credit ratings. The non-prime loans Accredited originates generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that it holds or that it is required to repurchase, the loss of its servicing rights and damage to its reputation as a loan servicer.

Accredited is in the business of originating, selling, securitizing and servicing non-prime mortgage loans. Non-prime mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, Accredited’s cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. Accredited bears the risk of delinquency and default on loans beginning when it originates them until it sells them and Accredited continues to bear the risk of delinquency and default after it securitizes loans or sell loans with a retained interest. Loans that become delinquent prior to sale or securitization may become unsaleable or saleable only at a discount, and the longer Accredited holds loans prior to sale or securitization, the greater the chance it will bear the costs associated with the loans’ delinquency. Factors that may increase the time held prior to sale or securitization include the time required to accumulate loans for securitizations or sales of large pools of loans, the amount and timing of third-party due diligence in connection with sales or securitizations, and defects in the loans.

Accredited also reacquires the risks of delinquency and default for loans that it is obligated to repurchase. Repurchase obligations are typically triggered in loan sale transactions if an early payment default occurs on the loan after sale or in any sale or securitization if the loan materially violates our representations or warranties. During the years ended December 31, 2005 and 2004, loans repurchased by Accredited totaled $72.3 million and $41.9 million, respectively, pursuant to these obligations. For these same periods, loans repurchased by Aames totaled $35.2 million and $38.2 million, respectively. If Accredited experiences higher-than-expected levels of delinquency or default in pools of loans that it services, it may lose its servicing rights, which would result in a loss of future servicing income and may damage Accredited’s reputation as a loan servicer.

Accredited attempts to manage these risks with risk-based mortgage loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control these delinquency and default risks and do not result in appropriate loan pricing, Accredited’s business, financial condition, liquidity and results of operations could be significantly harmed. Accredited’s total delinquency rate (30 or more days past due, including loans in foreclosure and converted into real estate owned) for its servicing portfolio was 2.5% at December 31, 2005. Aames’s total delinquency rate for its servicing portfolio was 5.4% at December 31, 2005. Aames’s higher delinquency rate is due to the lower credit quality of its typical borrower as compared to Accredited’s. Historically, Accredited’s delinquency rate has increased, and may increase in the future, as the mortgage loans in its portfolio age. If Accredited fails to effectively manage increases in its overall delinquency rate as a result of the merger or otherwise, its business, financial condition and results of operations could be significantly harmed.

An increase in interest rates could result in a reduction in Accredited’s loan origination volumes, an increase in delinquency, default and foreclosure rates and a reduction in the value of, and income from, its loans.

The following are some of the risks Accredited faces related to an increase in interest rates:

•	A substantial and sustained increase in interest rates could harm Accredited’s ability to originate loans because refinancing an existing loan would be less attractive and qualifying for a purchase loan may be more difficult.

•	Existing borrowers with adjustable-rate mortgages or higher risk loan products may incur higher monthly payments as the interest rate increases, which could cause Accredited to experience higher delinquency and default rates.

•	If prevailing interest rates increase after Accredited funds a loan, the value that it receives upon the sale or securitization of the loan decreases.

The cost of financing Accredited’s mortgage loans prior to sale or securitization is based primarily upon the London Inter-Bank Offered Rate, or LIBOR. The interest rates Accredited charges on its mortgage loans are based, in part, upon prevailing interest rates at the time of origination, and the interest rates on all of its mortgage loans are fixed for at least the first six months, or two, three or five years. If LIBOR increases after the time of loan origination, Accredited’s net interest income—which represents the difference between the interest rates Accredited receives on its mortgage loans pending sale or securitization and its LIBOR-based cost of financing such loans—will be reduced. The weighted average cost of financing Accredited’s mortgage loans, prior to sale or securitization, was 4.56% during the year ended December 31, 2005. The weighted average cost of financing Aames’s mortgage loans, prior to sale or securitization, was 4.34% during the year ended December 31, 2005.

When Accredited securitizes loans or sell loans with retained interests, the value of and the income Accredited receives from the loans held for investment subject to portfolio-based accounting and the mortgage-related securities it retains are also based on LIBOR to the extent the underlying loans have an adjustable interest rate. This is because the income Accredited receives from these mortgage loans and mortgage-related securities is based on the difference between the fixed rates payable on the loans for the first two or three years, and an adjustable LIBOR-based yield payable to the senior security holders. Accredited also has interest rate risk when the loans become adjustable after their two or three year fixed rate period. This is due to the loan rates resetting every six months, subject to various caps and floors, versus the monthly reset on the rate passed through to the investors in the mortgage-related securities and holders of the securitization bonds.

Accordingly, Accredited’s business, financial condition, liquidity and results of operations may be significantly harmed as a result of increased interest rates.

Accredited’s business may be significantly harmed by a slowdown in the economy or a natural disaster in the states of California or Florida, where it conducts a significant amount of business.

A significant portion of the mortgage loans Accredited has originated, purchased or serviced has been secured by properties in California and Florida. During the year ended December 31, 2005, 19% and 11% of the principal balance of the loans Accredited originated were collateralized by properties located in California and Florida, respectively. During the year ended December 31, 2005, 23.6% and 24.0% of the principal balance of the loans Aames originated were collateralized by properties located in California and Florida, respectively. At December 31, 2005, 20% and 10% of the unpaid principal balance of loans Accredited serviced were collateralized by properties located in California and Florida, respectively. At December 31, 2005, 22.2% and 23.1% of the unpaid principal balance of loans Aames serviced were collateralized by properties located in California and Florida, respectively. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies, such as an earthquake, hurricane, flood or wildfire, could decrease the value of mortgaged properties in these states. This, in turn, would increase the risk of delinquency, default or foreclosure on mortgage loans in Accredited’s portfolio or that it has sold to others. This could restrict Accredited’s ability to originate, sell, or securitize mortgage loans, and significantly harm its business, financial condition, liquidity and results of operations.

Accredited’s hedging strategies may not be successful in mitigating its risks associated with interest rates.

Accredited uses various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect it completely. When rates change, Accredited expects to record a gain or loss on derivatives which would be offset by an inverse change in the value of loans held for sale and mortgage-related securities. Accredited cannot assure you, however, that its use of derivatives will offset the risks related to changes in interest rates. There have been periods, and it is likely that there will be periods in the future, during which Accredited will not have offsetting gains or losses in loan values after accounting for its derivative financial instruments. The derivative financial instruments Accredited selects may not have the effect of reducing its interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies, improperly executed and recorded transactions or inaccurate assumptions could actually increase Accredited’s risk and losses. In addition, hedging strategies involve transaction and other costs. Accredited cannot assure you that its hedging strategy and the derivatives that it uses will adequately offset the risk of interest rate volatility or that its hedging transactions will not result in losses.

Accredited’s business requires a significant amount of cash and if it is not available its business will be significantly harmed.

Accredited’s primary sources of cash is its warehouse credit facilities, its commercial paper program and the proceeds from the sales and securitizations of its loans. Accredited requires substantial cash to fund its loan originations, to pay its loan origination expenses and to hold its loans pending sale or securitization. Also, as a servicer of loans, Accredited is required to advance delinquent principal and interest payments, unpaid property taxes, hazard insurance premiums, and foreclosure and foreclosure-related costs. Accredited’s warehouse and commercial paper program credit facilities also requires it to observe certain financial covenants, including the maintenance of certain levels of cash and general liquidity.

As of December 31, 2005, Accredited financed substantially all of its loans through nine separate warehouse lenders and its commercial paper program. Each of these facilities is cancelable by the lender for cause at any time and at least one is cancelable at any time without cause. These facilities generally have a renewable, one-year term. Because these are short-term commitments of capital, the lenders may respond to market conditions, which may favor an alternative investment strategy for them, making it more difficult for Accredited to secure continued financing. If Accredited is not able to renew any of these warehouse credit facilities or arrange for new financing on terms acceptable to it, or if Accredited defaults on its covenants or is otherwise unable to access funds under any of these facilities, or if the lenders do not honor their commitments for any reason, Accredited will have to curtail its loan origination activities. This would result in decreased revenues and profits from loan sales.

The timing of Accredited’s loan dispositions (which are periodic) is not always matched to the timing of its expenses (which are continuous). This requires Accredited to maintain significant levels of cash to maintain acceptable levels of liquidity. When Accredited securitizes its loans or sell its loans with a retained interest, Accredited may not receive any amounts in excess of the principal amount of the loan for up to 12 months or longer. Further, any decrease in demand in the whole loan market such that Accredited is unable to timely and profitably sell its loans could inhibit its ability to meet its liquidity demands.

Further, in order to consummate the merger, Accredited will reduce its cash reserves. In order to support ongoing operations, Accredited may need to raise additional funds. Such funds may not be available on favorable terms or at all. If Accredited is unable to raise additional funds it may be required to scale back operations which could adversely impact its business.

Accredited’s credit facilities contain covenants that restrict its operations and may inhibit its ability to grow its business and increase revenues.

Accredited’s credit facilities contain extensive restrictions and covenants that, among other things, require it to satisfy specified financial, asset quality and loan performance tests and may prohibit inter-company dividends in certain circumstances. If Accredited fails to meet or satisfy any of these covenants, it would be in default under these agreements and its lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict Accredited’s ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under Accredited’s other agreements could also declare a default. The covenants and restrictions in Accredited’s credit facilities may restrict its ability to, among other things:

•	incur additional debt;

•	make certain investments or acquisitions;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations;

•	finance loans with certain attributes;

•	reduce liquidity below certain levels; and

•	hold loans for longer than established time periods.

These restrictions may interfere with Accredited’s ability to obtain financing or to engage in other business activities, which may significantly harm its business, financial condition, liquidity and results of operations.

Accredited’s rights to cash flow from its loans held for investment are subordinate to senior interests and may fail to generate any cash flow for Accredited if the mortgage loan payment stream only generates enough cash flow to pay the senior interest holders.

As part of the credit enhancement for Accredited’s securitizations, the net cash flow that it receives from the loans held for investment generally represents the excess of amounts, if any, generated by the underlying mortgage loans over the amounts required to be paid to the senior security holders or loan purchasers. This excess amount is also calculated after deduction of servicing fees and any other specified expenses related to the sale or securitization. These excess amounts are derived from, and are affected by, the interplay of several factors, including:

•	the extent to which the interest rates of the mortgage loans exceed the interest rates payable to the senior security holders or loan purchasers;

•	the level of losses and delinquencies experienced on the underlying loans; and

•	the extent to which the underlying loans are prepaid by borrowers in advance of scheduled maturities.

Any combination of the factors listed above may reduce the income Accredited receives from and the value of its loans held for investment.

If Accredited does not manage its growth effectively, its financial performance could be harmed.

In recent years, Accredited has experienced rapid growth that has placed, and will continue to place, certain pressures on its management, administrative, operational and financial infrastructure. As of December 31, 2002, Accredited had 1,294 employees and by December 31, 2005, it had 2,762 employees. In addition, in June and July 2006, Accredited hired approximately 198 former Aames wholesale employees as part of the transition of Aames’s former wholesale business to Accredited. Many of these employees have very limited experience with Accredited and a limited understanding of its systems and controls. Moreover, Accredited expects to hire approximately 1,450 additional employees as a result of the merger. The increase in the size of its operations may make it more difficult for Accredited to ensure that it originates quality loans and that it services them effectively. Accredited will need to attract and hire additional sales, servicing and management personnel in an intensely competitive hiring environment in order to preserve and increase its market share. At the same time, Accredited will need to continue to upgrade and expand its financial, operational and managerial systems and controls. Accredited also intends to continue to grow its business in the future, which could require capital, systems development and human resources beyond what it currently has. Accredited cannot assure you that it will be able to:

•	meet its capital needs;

•	expand its systems effectively;

•	allocate is human resources optimally;

•	identify and hire qualified employees;

•	satisfactorily perform its servicing obligations; or

•	effectively integrate the components of any businesses that it may acquire in its effort to achieve growth.

The failure to manage growth effectively would significantly harm Accredited’s business, financial condition, liquidity and results of operations.

Accredited’s inability to attract and retain qualified employees could significantly harm its business.

Accredited depends upon its wholesale account executives and retail loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. Accredited believes that these relationships lead to repeat and referral business. The market for skilled executive officers, account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. Because of the difficulty in retaining qualified management personnel, Accredited currently recruits college graduates and junior officers from the military to participate in its management trainee program. If it is unable to retain those trainees for a sufficient period following their training, Accredited may be unable to recapture its costs of training and recruitment. In addition, if a manager leaves Accredited there is an increased likelihood that other members of his or her team will follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If Accredited is unable to attract or retain a sufficient number of skilled account executives at manageable costs, it will be unable to continue to originate quality mortgage loans that it is able to sell for a profit, which will reduce its revenues.

Accredited may not be able to continue to sell and securitize its mortgage loans on terms and conditions that are profitable to it.

A substantial portion of Accredited’s revenues comes from the gains on sale generated by sales of pools of its mortgage loans as whole loans. Accredited makes whole loan sales to a limited number of institutional purchasers, some of which may be frequent, repeat purchasers, and others of which may make only one or a few purchases from it. Accredited cannot assure you that it will continue to have purchasers for its loans on terms and conditions that will be profitable to it. Also, even though Accredited’s mortgage loans are generally marketable to multiple purchasers, certain loans may be marketable to only one or a few purchasers, thereby increasing the risk that Accredited may be unable to sell such loans at a profit.

Accredited also relies on its ability to securitize its mortgage loans to realize a greater percentage of the full economic value of the loans. Accredited cannot assure you, however, that it will continue to be successful in securitizing mortgage loans. Accredited’s ability to complete securitizations of its loans will depend upon a number of factors, many of which are beyond its control, including conditions in the credit and securities markets generally, conditions in the asset-backed securities market specifically, the availability of credit enhancements such as financial guarantee insurance, a senior subordinated structure or other means, and the performance of its loans previously held for investment.

An interruption in, or breach of, Accredited’s information systems may result in lost business.

Accredited relies heavily upon communications and information systems to conduct its business. As Accredited implements its growth strategy and increases its volume of loan production, that reliance will increase. Any failure, interruption or breach in the security of its information systems or the third-party information systems on which it relies could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. Accredited cannot assure you that such failures or interruptions will not occur, or if they do occur that they will be adequately addressed by Accredited or the third parties on which it relies. The occurrence of any failures or interruptions could significantly harm Accredited’s business.

The success and growth of Accredited’s business will depend upon its ability to adapt to and implement technological changes.

Accredited’s mortgage loan origination business is currently dependent upon its ability to effectively interface with its brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide status updates instantly and other customer-expected conveniences that are cost-efficient to Accredited’s business. In addition, competition and increasing regulation may increase our reliance on technology as a means to improve efficiency. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, Accredited will have to fully develop these technological capabilities to remain competitive or its business will be significantly harmed.

If Accredited is unable to maintain and expand our network of independent brokers, its loan origination business will decrease.

A significant majority of Accredited’s originations of mortgage loans comes from independent brokers. During 2005, 90% of Accredited’s loan originations were originated through our broker network. During that same period, 59.3% of Aames’s loan originations were originated through its broker network. Accredited’s brokers are not contractually obligated to do business with it. Further, Accredited’s competitors also have relationships with its brokers and actively compete with Accredited in its efforts to expand its broker networks. Accordingly, Accredited cannot assure you that it will be successful in maintaining its existing relationships or expanding its broker networks, the failure of which could significantly harm Accredited’s business, financial condition, liquidity and results of operations.

Accredited’s financial results fluctuate as a result of seasonality and other timing factors, which makes it difficult to predict its future performance and may affect the price of its common stock.

Accredited’s business is generally subject to seasonal trends. These trends reflect the general pattern of housing sales, which typically peak during the spring and summer seasons. Accredited’s quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry. Further, if the closing of a sale of loans is postponed, the recognition of gain from the sale is also postponed. If such a delay causes Accredited to recognize income in the next quarter, its results of operations for the previous quarter could be significantly depressed.

Accredited is subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and its employees.

When Accredited originates mortgage loans, it relies heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of its own employees, Accredited generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Even though Accredited may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses that Accredited has suffered as a result of their actions.

Accredited has controls and processes designed to help it identify misrepresented information in its loan origination operations. Accredited cannot assure you, however, that it has detected or will detect all misrepresented information in its loan originations.

Accredited is subject to losses due to fraudulent and negligent acts in other parts of its operations. If Accredited experiences a significant number of such fraudulent or negligent acts, its business, financial condition, liquidity and results of operations would be significantly harmed.

Defective loans may harm Accredited’s business.

In connection with the sale and securitization of its loans, Accredited is required to make a variety of customary representations and warranties regarding itself and the loans. Accredited is subject to these representations and warranties for the life of the loan and they relate to, among other things:

•	compliance with laws;

•	regulations and underwriting standards;

•	the accuracy of information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.

A loan that does not comply with these representations and warranties may take longer to sell, impact Accredited’s ability to obtain third-party financing, and be unsaleable or saleable only at a discount. If such a loan is sold before Accredited detects a non-compliance, it may be obligated to repurchase the loan and bear any associated loss directly, or Accredited may be obligated to indemnify the purchaser against any such losses, either of which could reduce its cash available for operations and liquidity. Accredited believes that it has qualified personnel at all levels and has established controls to ensure that all loans are originated to the market’s requirements, but Accredited cannot assure you that it will not make mistakes, or that certain employees will not deliberately violate its lending policies. Accredited seeks to minimize losses from defective loans by correcting flaws if possible and selling or re-selling such loans. Accredited also creates allowances to provide for defective loans in its financial statements. Accredited cannot assure you that losses associated with defective loans will not harm its results of operations or financial condition.

If the prepayment rates for Accredited’s mortgage loans are different than expected, its results of operations may be significantly harmed.

When a borrower pays off a mortgage loan prior to the loan’s scheduled maturity, the impact on Accredited depends upon when such payoff or “prepayment” occurs. Accredited’s prepayment losses generally occur after it sells or securitizes its loans and the extent of its losses depends on when the prepayment occurs. If the prepayment occurs:

•	within 12 months following a whole loan sale, Accredited may have to reimburse the purchaser for all or a portion of the premium paid by the purchaser for the loan, again resulting in a loss of its profit on the loan; or

•	after Accredited has securitized the loan or sold the loan in a sale, Accredited will lose the future income from that loan.

Prepayment rates on mortgage loans vary from time to time and tend to increase during periods of declining interest rates. Of the securitized loans Accredited serviced during the year ended December 31, 2005, 30.0% were prepaid. Moreover, 21.7% of Aames’s securitized loans that it serviced during the year ended December 31, 2005 were prepaid. Accredited seeks to minimize its prepayment risk through a variety of means, including originating a significant portion of loans with prepayment penalties with terms of two to five years. No strategy, however, can completely insulate Accredited from prepayment risks, whether arising from the effects of interest rate changes or otherwise. See “Statutory and Regulatory Risks” below for a discussion of statutes related to prepayment penalties.

Accredited is exposed to environmental liabilities, with respect to properties that it takes title to upon foreclosure, that could increase its costs of doing business and harm its results of operations.

In the course of Accredited’s servicing activities, it may foreclose and take title to residential properties and become subject to environmental liabilities with respect to those properties. Accredited may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. Moreover, as the owner or former owner of a contaminated site, Accredited may be subject to common law claims by third parties based upon damages and costs resulting from environmental contamination emanating from the property. If Accredited ever become subject to significant environmental liabilities, its business, financial condition, liquidity and results of operations would be significantly harmed.

Statutory and Regulatory Risks

The scope of its operations exposes Accredited to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

Because Accredited originates mortgage loans in all 50 states, in the District of Columbia and Canada, it must comply with the laws and regulations, as well as judicial and administrative decisions, of all of these jurisdictions, as well as an extensive body of federal and international laws and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict non-prime loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As Accredited’s operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program its technology systems and effectively train its personnel with respect to all of these laws and regulations, thereby potentially increasing Accredited’s exposure to the risks of noncompliance with these laws and regulations.

In addition, recently enacted and changed laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and stock exchange rules, are creating uncertainties for companies like Accredited. These new or changed laws, regulations and standards are subject to varying interpretations due, in many cases, to their lack of specificity. As their applications evolve over time and new guidance is provided by regulatory and governing bodies, Accredited may incur higher costs of compliance resulting from ongoing revisions to its disclosure and governance practices.

Accredited’s failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from purchasers of its loans;

•	class action lawsuits; and administrative enforcement actions.

Stockholder refusal to comply with regulatory requirements may interfere with Accredited’s ability to do business in certain states.

Some states in which Accredited operates may impose regulatory requirements on its officers and directors and persons holding certain amounts, usually 10% or more, of its common stock. If any person holding such an amount of Accredited stock fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, Accredited could lose its authority to conduct business in that state.

Accredited may be subject to fines or other penalties based upon the conduct of its independent brokers.

The mortgage brokers from whom Accredited obtains loans are subject to legal obligations which are parallel to, but separate from, the legal obligations that it is subject to as a lender. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies have increasingly sought to impose such assignee liability.

For example, the United States Federal Trade Commission, or the FTC, entered into a settlement agreement with a mortgage lender in which the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender. The FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. Also, the United States Justice Department in the past has sought to hold a non-prime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act, even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, Accredited may be subject to fines or other penalties based upon the conduct of its independent mortgage brokers.

Accredited is no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, and it may be unable to compete effectively with financial institutions that are exempt from such restrictions.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. However, a prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans Accredited originates.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and Accredited has relied on the federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules issued in the past by the Office of Thrift Supervision, or the OTS, to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption which federally chartered depository institutions enjoy. However, on September 25, 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption as of July 1, 2003, preventing Accredited from relying on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption requires Accredited to comply with state restrictions on prepayment penalties. This may place Accredited at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions because such institutions will be able to charge prepayment penalties without regard to state restrictions and thereby may be able to offer loans with interest rate and loan fee structures that are more attractive than Accredited is able to offer.

The increasing number of federal, state and local “anti-predatory lending” laws may restrict Accredited’s ability to originate, or increase its risk of liability with respect to, certain mortgage loans and could increase its cost of doing business.

In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate, the APR, exceeds specified thresholds, commonly referred to as “high cost” loans. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

Accredited has generally avoided and will continue to avoid originating “high cost” loans because the rating agencies generally will not rate securities backed by such loans, and the companies that buy Accredited’s loans and/or provide financing for its loan origination operations generally do not want to buy or finance such loans. The continued enactment or adoption of these laws, rules and regulations may prevent Accredited from making certain loans that it would otherwise make, may cause it to cease operations in certain jurisdictions altogether and may cause it to reduce the APR or the points and fees on loans that Accredited does make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-prime loans, making it difficult to fund, sell or securitize any of its loans. If Accredited decides to relax its restrictions on loans subject to these laws, rules and regulations, it will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from its lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase Accredited’s cost of doing business, as its is required to develop systems and procedures to ensure that it does not violate any aspect of these new requirements. Any of the foregoing could significantly harm Accredited’s business, financial condition, liquidity and results of operations.

Risks Related to Accredited’s Capital Structure

Accredited’s guarantee of the Series A preferred shares of Accredited Mortgage Loan REIT Trust is senior to claims of its common stockholders.

Accredited’s guarantee of dividend and principal payments on the 9.75% Series A Perpetual Cumulative Shares, or Series A preferred shares, of its REIT subsidiary is subordinate to all of its existing and future indebtedness but is senior to its common stock. As a result, upon any distribution to Accredited’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of the Series A preferred shares will be entitled to be paid in full under the guarantee before any payment may be made to holders of Accredited common stock.

Accredited is a holding company and its assets consist primarily of investments in its subsidiaries. Substantially all of Accredited’s consolidated liabilities have been incurred by its subsidiaries. Therefore, Accredited’s right to participate in the distribution of assets of any subsidiary upon the latter’s liquidation or reorganization will be subject to prior claims of the subsidiary’s creditors, including trade creditors, except to the extent that Accredited may be a creditor with recognized claims against the subsidiary, in which case Accredited’s claims would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by it.

If Accredited’s REIT subsidiary fails to maintain its status as a real estate investment trust, it will be subject to federal and state income tax on taxable income at regular corporate rates, and the value of Accredited’s common stock may be adversely impacted as a result.

Accredited’s REIT subsidiary was organized to qualify for taxation as a real estate investment trust under the Code. This REIT has conducted, and intends to continue to conduct, its operations so as to qualify as a real estate investment trust under the Code. Qualification as a real estate investment trust involves the satisfaction of numerous requirements, some on an annual and some on a quarterly basis, established under highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the REIT’s control. For instance, in order to qualify as a real estate investment trust, no more than 50% of the value of the outstanding shares of beneficial interest of the REIT may be beneficially owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any taxable year after the real estate investment trust’s first taxable year, the Ownership Test. Furthermore, each year the REIT must distribute to its stockholders at least 90% of the REIT’s taxable income, the Annual Distribution Requirements. Accredited cannot assure you that the REIT will at all times satisfy these rules and tests.

If Accredited’s REIT subsidiary were to fail to timely meet the Annual Distribution Requirements, satisfy the Ownership Test or otherwise qualify as a real estate investment trust in any taxable year, the REIT would be subject to federal and state income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the REIT would also be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which the qualification is lost. This treatment would reduce the REIT’s net earnings and cash flow available for distribution to stockholders, including to Accredited as holder of the REIT’s common shares, because of its additional tax liability for the years involved. Additionally, distributions to stockholders would no longer be required to be made by the REIT. Accordingly, the REIT’s failure to qualify as a real estate investment trust could have a material adverse impact on Accredited’s financial results and the value of the common stock held by its stockholders.

Moreover, in order to satisfy the Ownership Test, our REIT subsidiary’s Declaration of Trust establishes certain ownership restrictions on its shares of beneficial interest. For example, no individual (as described above) may beneficially own more than 9.8% of the value of the REIT. Even with this restriction, depending on the concentration of ownership of Accredited’s stock and the relative value in the REIT’s common and preferred shares, it is possible that Accredited’s ownership of the REIT’s common shares would cause the REIT to fail to satisfy the Ownership Test. In such a situation, the Declaration of Trust would require that the number of the REIT common shares held by Accredited which causes the REIT to fail to satisfy the Ownership Test be transferred to a charitable trust at a price no greater than the fair market value of the REIT common shares as of such date, and Accredited would have no future beneficial interest in such REIT common shares (including the right to vote or receive dividends on such REIT common shares).

The market price of Accredited’s common stock could be volatile.

The market price for Accredited’s common stock may fluctuate substantially due to a number of factors, including:

•	the issuance of new equity securities pursuant to a future offering;

•	changes in interest rates;

•	competitive developments, including announcements by Accredited or its competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	changes in financial estimates and forecasts published by securities analysts;

•	the depth and liquidity of the market for Accredited common stock;

•	investor perceptions of Accredited and the mortgage industry generally (including the non-prime and nonconforming mortgage industry); and

•	general economic and other national conditions.

Some provisions of Accredited’s certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of its stockholders to sell their shares at a favorable price.

Some of the provisions of Accredited’s certificate of incorporation and bylaws could make it more difficult for a third party to acquire it, even if doing so might be beneficial to Accredited stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example, Accredited’s board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. The term of the first class expires at the 2007 annual meeting of stockholders, the term of the second class expires in 2008, and the term of the third class expires in 2009. Thus, it will take at least two annual meetings to effect a change in control of the board of directors because a majority of the directors cannot be elected at a single meeting, which may delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, even if such a change in control would be favorable to Accredited stockholders.

In addition, Accredited’s certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by Accredited’s board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are presently outstanding. The issuance of any preferred stock in the future could diminish the rights of holders of Accredited common stock, and therefore could reduce the value of Accredited common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict Accredited’s ability to merge with, or sell assets to, a third party. The ability of Accredited’s board of directors to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, even if such a change in control would be favorable to Accredited stockholders.

Accredited’s bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.

Finally, Accredited is also subject to Section 203 of the Delaware General Corporation Law the, or DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of Accredited’s certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, or delay or prevent a change of control and prevent changes in Accredited’s management, even if such things would be in the best interests of its stockholders.

You should also consider the “Risk Factors” included in Accredited’s and Aames’s Annual Reports on Form 10-K for the year ended December 31, 2005 which are incorporated herein by reference.

CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

In this document (and in documents that are incorporated by reference), we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of each of our companies (see the following captions: “Summary,” “The Merger—Reasons for the Merger and Recommendations of the Boards,” “—Opinion of Accredited’s Financial Advisor” and “—Opinion of Aames’s Financial Advisor”). Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets” or similar expressions. For each of these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The future results of Accredited could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If future events and actual performance differ from our assumptions, our actual results could vary significantly from the performance projected in the forward-looking statements.

You should understand that the following important factors, along with those discussed elsewhere in this joint proxy statement and prospectus and in the documents which we incorporate by reference, could affect the future results of Accredited and could cause those results to differ materially from those expressed in the forward-looking statements:

•	The risks and other factors described under the caption “Risk Factors” in this joint proxy statement and prospectus;

•	General economic and business conditions;

•	Industry trends;

•	Our assumptions about customer acceptance, overall market penetration and competition from providers of alternative products and services;

•	Our actual funding requirements; and

•	Availability, terms and development of capital.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

THE ACCREDITED SPECIAL MEETING

When and Where the Accredited Special Meeting Will Be Held.

The Accredited special meeting will be held at 15090 Avenue of Science, San Diego, California 92128, on September 14, 2006 starting at 4:00 p.m., local time.

What Will be Voted Upon

At the Accredited special meeting, you will be asked to consider and vote upon the following items:

•	a proposal to approve the issuance of shares of Accredited common stock in the merger of Aames with and into Merger Sub, a wholly owned subsidiary of Accredited, pursuant to the Agreement and Plan of Merger, dated as of May 24, 2006, by and among Aames, Accredited and Merger Sub;

•	a proposal to amend Accredited’s Amended and Restated Certificate of Incorporation to increase the authorized capital stock to 80,000,000 consisting of 5,000,000 shares of preferred stock and 75,000,000 shares of common stock;

•	a proposal to approve adjournments or postponements of the Accredited special meeting, if necessary, to permit further solicitations of proxies if there are not sufficient votes at the time of the Accredited special meeting to approve the first proposal described above; and

•	such other business as may properly come before the Accredited special meeting, or any adjournment or postponement of the meeting.

Only Accredited Stockholders of Record as of July 27, 2006 Are Entitled to Vote

Accredited stockholders who hold their shares of record as of the close of business on July 27, 2006 are entitled to notice of and to vote at the Accredited special meeting. On the record date, there were 21,565,225 shares of Accredited common stock outstanding and entitled to vote at the Accredited special meeting.

Majority of Outstanding Shares Must be Represented For a Vote to be Taken

In order to have a quorum, a majority of the shares of Accredited common stock that are outstanding and entitled to vote at the Accredited special meeting must be represented in person or by proxy. If a quorum is not present, a majority of shares that are represented may adjourn or postpone the Accredited special meeting.

Vote Required for Approval

The proposal relating to the issuance of Accredited common stock in the merger must be approved by the holders of a majority of the issued and outstanding shares of Accredited common stock that are voted at the Accredited special meeting and the proposal to amend Accredited’s Amended and Restated Certificate of Incorporation to increase the number of shares of common stock Accredited may issue must be approved by the affirmative vote of at least a majority of the issued and outstanding shares of Accredited common stock that are entitled to vote at the Accredited special meeting. Each share of Accredited common stock is entitled to cast one vote. Completion of the merger is not conditioned on approval of the proposal to amend Accredited’s amended and restated certificate of incorporation.

As of the Accredited record date, Accredited directors and executive officers owned and were entitled to vote approximately 3.3 million shares (or about 15%) of the Accredited common stock. Each of the directors and executive officers of Accredited that is entitled to vote at the Accredited special meeting has indicated that he or she intends to vote his or her shares in favor of the proposals outlined above. Additionally, James A. Konrath, Accredited’s Chairman of the Board and Chief Executive Officer, and Joseph J. Lydon, Accredited’s President and Chief Operating Officer, have each entered into an agreement with Aames pursuant to which they have agreed to vote their shares of Accredited common stock in support of the merger at the Accredited special meeting. The shares of Accredited common stock subject to these agreements aggregate approximately 12% of the outstanding shares of Accredited common stock entitled to vote at the Accredited special meeting as of the close of business on the record date.

Voting Your Shares and Changing Your Vote by Revoking Your Proxy

Voting Your Shares

The Accredited board of directors is soliciting proxies from the Accredited stockholders. This will give you the opportunity to vote at the Accredited special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions.

To grant your proxy, please complete your proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated. If you attend the Accredited special meeting in person, you may vote your shares by completing a ballot at the meeting even if you have previously mailed your ballot.

Changing Your Vote by Revoking Your Proxy

You may revoke your proxy at any time before the polls close at the Accredited special meeting. You may revoke your proxy by delivering notice in writing to the Secretary of Accredited, granting a later-dated proxy or appearing in person at the Accredited special meeting. You will not revoke your proxy by simply attending the Accredited special meeting unless you complete a ballot.

How Proxies Are Counted

If you return a signed and dated proxy card, unless you instruct otherwise, those shares represented by your proxy card will be voted as recommended by the Accredited board of directors “FOR” issuance of shares of Accredited common stock in the merger of Aames with and into Merger Sub and “FOR” the amendment of Accredited’s Amended and Restated Certificate of Incorporation to increase the number of shares of common stock Accredited may issue. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Accredited special meeting. A properly executed proxy marked “ABSTAIN” will not be voted. However, it may be counted to determine whether there is a quorum present at the Accredited special meeting. Broker non-votes will also be counted for purposes of determining whether there is a quorum at the Accredited special meeting. Abstentions and broker non-votes will not be counted as votes cast FOR or AGAINST the proposal to issue shares of Accredited common stock in the merger and, as approval of that proposal requires the approval of a majority of the votes cast, will have no effect on the result of the vote. However, since the affirmative vote of at least a majority of the shares entitled to vote at the Accredited special meeting is required to approve the proposal to amend Accredited’s Amended and Restated Certificate of Incorporation, a proxy marked “ABSTAIN” and a broker non-vote will have the effect of a vote against that proposal.

Confidential Voting

Accredited keeps all proxies, ballots and tabulations that identify the vote of individual stockholders confidential if a stockholder elects on the proxy to have such vote kept confidential, except as necessary to meet legal requirements in a contested proxy solicitation or where stockholders submit consents with their proxies.

Cost of Solicitation

Accredited will pay the cost of soliciting Accredited proxies. However, Accredited and Aames will share equally the cost of printing this joint proxy statement and prospectus. In addition to solicitation by mail, telephone or other means, Accredited will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Accredited will, upon request, reimburse these institutions for their reasonable expenses. Accredited may retain a proxy solicitor to aid in the solicitation of proxies and to verify certain records related to the solicitation.

AAMES SPECIAL MEETING

When and Where the Aames Special Meeting Will Be Held

The Aames special meeting will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on September 14, 2006, starting at 9:00 a.m., local time.

What Will be Voted Upon

At the Aames special meeting, you will be asked to consider and vote upon the following items:

•	a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 24, 2006, among Aames, Accredited and Merger Sub;

•	a proposal to approve adjournments or postponements of the Aames special meeting, if necessary, to permit further solicitations of proxies if there are not sufficient votes at the time of the Aames special meeting to approve the proposal described above; and

•	such other business as properly may come before the Aames special meeting, or any adjournment or postponement of the meeting.

Only Aames Common Stockholders of Record as of August 1, 2006 Are Entitled to Vote

Aames common stockholders who hold their shares of record as of the close of business on August 1, 2006, are entitled to notice of and to vote at the Aames special meeting. On the record date, there were 61,994,492 shares of Aames common stock outstanding and entitled to vote at the Aames special meeting.

Majority of Outstanding Shares Must be Represented For a Vote to be Taken

In order to have a quorum, a majority of Aames common stock that are outstanding and entitled to vote at the Aames special meeting must be represented in person or by proxy. If a quorum is not present, a majority of shares that are represented may adjourn or postpone the Aames special meeting.

Vote Required for Approval

Aames stockholders will vote on a proposal to approve the merger. Approval of this proposal requires the affirmative vote of the holders of at least a majority of all shares of Aames common stock that are outstanding and entitled to vote at the Aames special meeting.

The members of the Aames board of directors (i.e., A. Jay Meyerson, Jenne K. Britell, Ph.D., David H. Elliott, John F. Farrell, Jr., Mani A. Sadeghi, Robert A. Spass and Stephen E. Wall), certain members of Aames’s management to be employed by Accredited following the merger (i.e., H. James Fullen and Michael J. Matthews) and Aames’s largest stockholder, Specialty Finance Partners, have each entered into an agreement with Accredited pursuant to which each agreed to vote its shares of Aames common stock in support of the merger proposal at the Aames special meeting, as well as against any third-party acquisition proposal or other proposal that would impede or adversely effect the merger. The shares of Aames common stock subject to these agreements represented approximately 27% of the shares of Aames common stock entitled to vote at the Aames special meeting. A form of the voting and support agreement is included as Annex B to this joint proxy statement and prospectus.

In addition, each other executive officer of Aames has indicated that he intends to vote his shares in favor of the merger proposal outlined above. That group owned less than 1% of the shares of Aames common stock entitled to vote at the Aames special meeting.

The same stockholders who have entered into the voting and support agreements have also entered into an agreement with Accredited pursuant to which each has agreed to elect to receive 100% of the merger consideration to which they are entitled in shares of Accredited common stock and to not sell, transfer or otherwise dispose of their Accredited common stock for a period of 180 days following the merger.

Voting Your Shares and Changing Your Vote by Revoking Your Proxy

Voting Your Shares

The Aames board of directors is soliciting proxies from the Aames stockholders. This will give you the opportunity to vote at the Aames special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions. If you do not vote by proxy or attend the Aames special meeting and vote in person, it will have the same effect as voting against the merger proposal.

To grant your proxy, please complete your proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated. If you attend the Aames special meeting in person, you may vote your shares by completing a ballot at the meeting even if you have previously mailed your proxy card.

Changing Your Vote by Revoking Your Proxy

You may revoke your proxy at any time before the polls close at the Aames special meeting. You may revoke your proxy by delivering notice in writing to the Corporate Secretary of Aames, granting a later-dated proxy or appearing in person at the Aames special meeting. You will not revoke your proxy by simply attending the Aames special meeting unless you complete a ballot.

How Proxies Are Counted

If you return a signed and dated proxy card unless you instruct otherwise, those shares represented by your proxy card will be voted as recommended by the Aames board of directors “FOR” the merger of Aames with and into Merger Sub. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Aames special meeting. A properly executed proxy marked “ABSTAIN” will not be voted. However, it may be counted to determine whether there is a quorum present at the Aames special meeting. Broker non-votes will also be counted for purposes of determining whether there is a quorum at the Aames special meeting. Accordingly, since the affirmative vote of at least a majority of the shares outstanding and entitled to vote at the Aames special meeting is required to approve the Aames merger proposal both a proxy marked “ABSTAIN” and a broker non-vote will have the effect of a vote against this proposal.

Cost of Solicitation

Aames will pay the cost of soliciting Aames proxies. However, Aames and Accredited will share equally the cost of printing this joint proxy statement and prospectus. In addition to solicitation by mail, telephone or other means, Aames will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. Aames will, upon request, reimburse these institutions for their reasonable expenses. Aames may retain a proxy solicitor to in the solicitation of proxies and will verify certain records related to the solicitation.

THE MERGER

The Companies

Accredited Home Lenders Holding Co.

Accredited Home Lenders Holding Co. is a mortgage company operating throughout the United States and in Canada. Accredited originates, finances, securitizes, services, and sells non-prime mortgage loans secured by residential real estate. Founded in 1990, Accredited is headquartered in San Diego, California. Accredited focuses on borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Accredited originates loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Its experienced management team has developed incentive programs, technology tools and business processes intended to focus Accredited’s employees on originating non-prime mortgage loans with the financial and other characteristics that generate profits.

In June 2006, Accredited entered into an agreement to purchase the wholesale business of Aames for a cash price of $4,050,000, including estimated expenses of $50,000. The purchase price has been allocated to leasehold assets of $89,000 and goodwill of $3,961,000. This purchase was intended to reduce attrition of Aames employees and maximize the potential synergies from the combination of Accredited’s and Aames’s wholesale businesses that would otherwise occur in connection with the merger at the present time rather than wait for the completion of the merger. The addition of Aames’s wholesale group in Accredited’s wholesale operations is expected to add capabilities and additional market presence with little overlap.

Accredited has its principal executive offices at 15090 Avenue of Science, San Diego, California.

Aames Investment Corporation

Aames Investment Corporation was formed in February 2004 to build and manage a portfolio of high yielding, subprime residential mortgage loans to offer its stockholders the opportunity for attractive dividend yields and earnings growth. In November 2004, it completed an initial public offering, and, concurrently with that offering, a reorganization whereby Aames Financial Corporation, formerly Aames Investment Corporation’s parent company, became its wholly owned subsidiary.

Aames Financial is a national mortgage banking company, founded in 1954, which focuses primarily on originating, selling and servicing residential mortgage loans through its retail channel under the name “Aames Home Loan.” From 1996 through July, 2006 Aames Financial also originated mortgage loans though its wholesale channel. Aames Investment sold its wholesale operations to Accredited in June and July, 2006. Aames strategy is to use its equity capital and funds borrowed under revolving warehouse and repurchase facilities to finance mortgage loan originations, and to use those financing sources, together with on-balance sheet securitizations, to finance its REIT portfolio of mortgage loans. Aames retains in its REIT portfolio a portion of mortgage loan originations, largely hybrid/adjustable rate mortgage loans. Aames sells the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames has its principal executive offices at 350 South Grand Avenue, Los Angeles, California.

AHL Acquisition, LLC

AHL Acquisition, LLC, or Merger Sub, is a Maryland limited liability company, recently organized as a wholly-owned subsidiary of Accredited solely for the purpose of effecting the merger. It has no material assets, prior business or operations and has not engaged in any activities except in connection with the merger. Upon completion of the merger, Aames will merge with and into Merger Sub and Merger Sub will be the surviving company.

Merger Sub’s executive offices are located at 15090 Avenue of Science, San Diego, California.

Background of the Merger

Since early 2005, Aames and its board of directors considered various strategies to address on-going challenges facing Aames, including the need to raise additional capital to continue to execute on its business strategy. These potential strategies have included, among other things, (1) securities offerings, including offerings of various types of debt, preferred equity and other securities, (2) a restructuring (announced in March 2006) that would result in Aames moving its REIT to a subsidiary and the publicly traded parent no longer being organized as a REIT for U.S. federal income tax purposes which would eliminate the requirements that it pay out 90% of its taxable earnings as dividends to its public stockholders, which we refer to in this document as the proposed restructuring, (3) cost saving measures and (4) strategic combinations with third parties. In connection with these considerations, Aames, among other things, engaged Credit Suisse in May 2005 to advise Aames in connection with potential transactions with third parties. In addition, during the summer and fall of 2005, Aames pursued possible trust preferred and preferred equity financings and filed a universal shelf registration statement to facilitate capital markets transactions. The Aames board of directors met numerous times during that period to discuss Aames’s prospects and these potential capital markets transactions. However, in consultation with its financial advisors regarding capital market conditions for the mortgage industry, Aames determined that it could not complete a financing on terms acceptable to Aames, if at all.

In addition, from time to time, Aames has been approached by and had discussions with several third parties, including other companies in the mortgage loan origination industry, concerning a possible strategic transaction. These discussions were primarily with Accredited and two other companies in Aames’s industry, referred to in this document as company B and company C. In early December 2005, A. Jay Meyerson and John F. Madden, Jr., Aames’s Chairman of the Board and Chief Executive Officer and Executive Vice President and General Counsel, respectively, met with James A. Konrath, Joseph J. Lydon and Stuart D. Marvin, Accredited’s Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer and Executive Vice President and Secretary, respectively, to discuss a possible merger of the two organizations and the possible synergies and difficulties of a potential combination of Accredited and Aames. Mr. Meyerson and Mr. Konrath agreed that the parties should continue to discuss these matters and the companies’ relative valuations, as well as the need to enter into appropriate confidentiality arrangements. Following additional discussions, on December 19, 2005, Accredited sent a letter to Aames indicating its interest in pursuing a transaction with Aames and its preliminary thoughts regarding valuation and other basic terms of such a transaction. In early January 2006, Accredited engaged J. P. Morgan Securities Inc., or JPMorgan, to provide advice with respect to a potential transaction.

During the remainder of December 2005 and throughout January and February of 2006, representatives of Credit Suisse and management of Aames held discussions with representatives of Accredited and JPMorgan regarding the parties’ interest in a potential transaction. As of January 13, 2006, the parties entered into a confidentiality agreement and began to conduct preliminary due diligence with respect to each other. These discussions included meetings between members of Aames management and members of Accredited management on January 23, February 9, and February 25, 2006. During this period, the Aames board of directors met on each of January 9, January 20, January 27 and February 2, 2006. These meetings were also attended by representatives of Aames management and Credit Suisse and, at the January 20 and February 2 meetings, representatives of Sullivan & Cromwell, legal counsel to Aames. At each of these meetings, management updated the board on the status of the discussions with Accredited, the due diligence process and related matters, and the Aames board of directors provided guidance to management concerning these matters.

On February 22, 2006, following consultation with its financial advisors and legal counsel, Accredited submitted a non-binding offer letter proposing the acquisition of Aames for stock of Accredited. After evaluation by Aames’s board of directors Mr. Meyerson advised Mr. Konrath of the reaction of the Aames board and financial and legal advisors.

From February 28 through March 10, 2006, Accredited and its legal and financial advisors conducted due diligence with respect to Aames in Los Angeles, California. In addition, in early March, representatives of Sullivan & Cromwell sent a draft merger agreement to representatives of DLAPRGC, counsel to Accredited.

During the first two weeks of March, Aames and Accredited and their respective legal and financial advisors negotiated at length the terms of the definitive merger agreement and ancillary agreements to resolve the issues between the parties. Throughout this period, Aames management continued to consider and analyze the proposed restructuring as an alternative to the proposed transaction with Accredited. The Aames board also met frequently so that management could update the board on the status of discussions and receive guidance from the board on the negotiations and the terms and conditions of the proposed transaction. The board also discussed the proposed restructuring at those meetings. In response to the information received from Mr. Meyerson, and after the consultation with its legal and financial advisors, Accredited delivered to Aames a revised non-binding offer letter contemplating the acquisition of Aames for consideration consisting of 75% Accredited stock and 25% cash. On March 2, 2006, the Aames board met with representatives of Aames management, Credit Suisse and Sullivan & Cromwell, at which, among other things, a representative of Sullivan & Cromwell advised the board of their fiduciary duties. On March 2, 2006, the Aames board of directors approved Aames’s proceeding to negotiate a transaction with Accredited on the basis of the terms set forth in the March 2 non-binding letter of intent. At that time, Aames advised Accredited that, because Aames was contemplating implementing various restructuring initiatives, it wanted to complete the required definitive agreements and due diligence reviews prior to the Aames earnings release and conference call, which was scheduled for March 16, 2006. The Aames board also met on March 9 and March 15 regarding these matters and at those meetings, management again updated the Aames board of directors regarding due diligence, the remaining open issues with Accredited and the status of the transaction generally. At the meeting on March 15, representatives of Credit Suisse reported on discussions between Credit Suisse, and Accredited. At that meeting, management also discussed with the board the proposed restructuring, and the board approved Aames’s proceeding with the proposed restructuring and an announcement of that restructuring if Aames and Accredited did not reach agreement on the proposed transaction by the following day.

On March 10, 2006, the Accredited board of directors received a preliminary presentation from JPMorgan relating to the potential benefits of a transaction and various financial considerations. Accredited’s legal counsel reviewed with the Accredited board the terms of the proposed transaction and the board of director’s fiduciary duties with respect to consideration of the transaction. Accredited’s legal and financial advisors answered numerous questions posed by the Accredited board of directors. The Accredited board of directors authorized and instructed management to continue negotiation of a definitive merger agreement with Aames. The Accredited board met on March 10, March 14 and March 15 to discuss the transaction and the remaining open issues.

On March 16, 2006, Mr. Konrath informed Mr. Meyerson that Accredited was not yet prepared to enter into a definitive agreement with respect to the proposed transaction, indicating among other things that Accredited needed more time to complete due diligence with respect to certain items. On that same day, Aames announced its earnings for the fourth quarter of 2006 and the proposed restructuring.

Following its March 16, 2006 announcement, representatives of Aames and Accredited continued to have discussions from time to time regarding the proposed transaction and additional due diligence materials requested by Accredited. The Aames board met on March 24, together with representatives of Credit Suisse and Sullivan & Cromwell, to receive an update on the discussions with Accredited. Aames agreed to provide to Accredited certain limited additional due diligence materials, and Messrs. Meyerson and Madden met with Messrs. Konrath and Lydon on March 28, 2006 to discuss these matters further.

In February 2006, a representative of company B contacted Aames to indicate that company B was interested in exploring a possible merger with Aames. The parties entered into a confidentiality agreement on April 4, 2006 and company B began to conduct due diligence with respect to Aames on April 5, 2006. During mid-April, representatives of company C also contacted Aames indicating that company C was interested in exploring a possible merger with Aames. Aames and company C entered into a confidentiality agreement on April 14, 2006. The Aames board of directors held another meeting on April 17, 2006, also attended by representatives of management, Credit Suisse and Sullivan & Cromwell, at which management updated the board on the status of discussions and due diligence with respect to Accredited, company B and company C.

During the remainder of April and into early May, representatives of Aames and its financial and legal advisors held discussions with each of Accredited, company B and company C and their respective financial and legal advisors. On May 4, 2006, Accredited delivered to Aames a revised indication of interest outlining the terms on which it would be willing to merge with Aames, including a formula for determining the ratio for the exchange of Aames stock for Accredited stock and cash. Company C also delivered to Aames on that date its own indication of interest including its proposed per share valuation with respect to Aames. At a meeting of the Aames board of directors on May 9, in light of the interest shown in a merger with Aames by each of Accredited, company B and company C, and after consultation with its legal and financial advisors, the Aames board directed management to instruct each of Accredited and company C (the two bidders who had submitted indications of interest by that date) that it was not the only party with whom Aames was holding discussions, that they had until May 24, 2006 to finalize the definitive agreements with respect to a merger and conclude any remaining due diligence because the Aames board of directors intended to decide on May 24, 2006 whether to pursue a transaction or to cease discussions with all bidders and continue with the proposed restructuring strategy. Management of Aames and representatives of Credit Suisse conveyed the message to each of the two bidders and their respective financial advisors.

On May 10, 2006, Aames announced its earnings for the first quarter of 2006. As part of that announcement, Aames also disclosed that it was in discussions with several parties regarding a potential merger or sale of the company and that there was a significant possibility that it would enter into a definitive agreement with one of the parties during the second quarter of 2006.

Company B sent to Aames a letter on May 12, 2006 outlining its preliminary indication of interest with respect to a proposed merger, which contained information regarding how Aames would be valued under company B’s proposal. Aames management and representatives of Credit Suisse then had discussions with company B concerning its indication of interest and the fact that company B’s indication of interest was not acceptable. Company B and its financial advisors were also informed that company B had until May 24, 2006 to finalize the definitive agreements with respect to a merger and conclude any remaining due diligence because the Aames board of directors intended to decide on May 24, 2006 whether to pursue a transaction or to cease discussions with all bidders and continue with the proposed restructuring strategy. On May 17, 2006, company B’s proposal expired by its terms. Between the May 9 and May 24, 2006 board meetings, Aames and its financial and legal advisors continued to negotiate the terms of the definitive agreements with each of Accredited and company C and their respective financial and legal advisors. Company C conducted due diligence with respect to Aames between May 4 and May 19, and Aames conducted its due diligence with respect to company C generally during the same time frame. During the course of negotiations with company C, company C indicated that it would not be willing to proceed with a transaction with Aames unless Aames were to agree to concessions in the definitive agreements that would leave any transaction with company C subject to conditions that, in the judgment of Aames, might not be satisfied. These matters were discussed with the Aames board of directors at a meeting on May 16, 2006, which was also attended by representatives of Credit Suisse and Sullivan & Cromwell. At that meeting, the Aames board concluded that the conditions requested by company C created too much uncertainty that a transaction with them would actually be consummated on the terms then under discussion, and instructed management to inform company C that Aames was unwilling to enter into a definitive agreement with company C with those conditions. During discussions on May 18 and 19, 2006, this message was conveyed to company C, which indicated that it was not willing to remove the conditions. In light of this deadlock, discussions with company C and its financial and legal advisors for all practical purposes terminated on or around May 19, 2006.

Following Aames’s May 10 earnings announcement, two private equity firms expressed a desire to enter into confidentiality agreements to receive additional information with respect to Aames and Aames informed each such private equity firm that it intended to enter into a transaction by May 24 or abandon any considerations regarding a potential merger or sale. One private equity firm entered into a confidentiality agreement with Aames on May 15, 2006 but, neither private equity firm provided Aames or its financial advisor with an indication of interest in Aames, preliminary or otherwise, or indicated any serious intention to pursue a transaction with

Aames. No other third party expressed to Aames or its financial advisor an interest in acquiring Aames, other than the two private equity firms, subsequent to the earnings announcement on May 10, 2006.

During the week of May 15 and continuing into the week of May 22, Aames and its financial and legal advisors continued to negotiate and finalize the terms of a definitive agreement with Accredited and its financial and legal advisors. In addition, during this period, each party and its representatives finalized their due diligence with respect to the other.

On May 22, 2006, the Aames board met again with management and representatives of Credit Suisse and Sullivan & Cromwell to receive an update on the status of discussions with the various bidders. The Aames board directed management to continue to negotiate exclusively with Accredited.

On May 22, 2006 the Accredited board met to discuss the potential transaction. At this meeting representatives of JPMorgan updated the Accredited board on their analysis of Aames, the synergies of the potential transaction, and their potential view on valuation. On May 24, 2006 the Accredited board of directors met to approve the definitive Merger Agreement. At this meeting, representatives of JPMorgan delivered its fairness opinion to the Accredited board.

On the morning of May 24, 2006, the Aames board of directors met to consider the proposed transaction with Accredited. Also in attendance at this meeting were representatives of Credit Suisse and Sullivan & Cromwell. A representative of Sullivan & Cromwell again advised the board with respect to its fiduciary duties, following which the representative of Sullivan & Cromwell and management reviewed with the board the proposed terms of the transaction with Accredited and of the definitive agreements. The representatives of Credit Suisse then made a presentation to the board regarding the proposed transaction with Accredited and delivered to the Aames board its opinion, subsequently confirmed in writing as of that same date, that, as of that date, and based upon and subject to the various considerations, assumptions and limitations set forth in Credit Suisse’s opinion, the consideration to be received by the holders of Aames common stock in the merger was fair, from a financial point of view, to such holders. Based on all relevant factors they considered material, including, among other things, those discussed under “—Aames Board of Directors Reasons for the Merger,” the board of directors approved the merger and the definitive agreements with Accredited and determined that the merger is in the best interests of Aames and its stockholders and determined to recommend that the stockholders of Aames approve the merger.

On May 24, 2006, Aames and Accredited entered into the definitive merger agreement, which was announced in a press release issued at approximately 8:15 a.m. Eastern Time on May 25, 2006.

Reasons for the Merger and Recommendations of the Boards

Accredited Board of Directors’ Reasons for the Merger

Accredited believes that the combination of Accredited and Aames will allow the combined company to compete more effectively in the non-prime residential mortgage lending sector. In particular, the Accredited board and senior management of Accredited believe that the following are key specific reasons that the merger will be beneficial to Accredited and in the best interest of its stockholders:

•	As a result of the merger, the combined business would almost triple the number of Accredited’s retail branches, creating one of the nation’s largest independent retail originators.

•	Accredited also believes that it could improve Aames’s profitability by enhancing the execution of whole loan sale and securitization activity, as well as lowering the cost of funds.

The Accredited board of directors, in connection with its approval of the merger, its determination that the merger is fair to and in the best interest of Accredited’s stockholders and its recommendation that stockholders approve the merger agreement, consulted with its legal advisors, including its general counsel and representatives of DLAPRGC LLP, outside counsel on this transaction, regarding the duties of the members of the board, as well as with members of management and its financial advisor. The Accredited board also considered the following material information and factors in reaching its determination to approve the merger, to conclude that the merger was fair to and in the best interest of Accredited stockholders, and to recommend that its stockholders approve the issuance of shares of Accredited common stock pursuant to the merger agreement:

•	The strategic fit of Accredited and Aames, including the belief that the merger has the potential to enhance stockholder value through the numerous growth opportunities and synergies resulting from combining the two companies and their complimentary strengths and assets, including the expansion of Accredited’s retail branches to create one of the nation’s largest independent retail originators, the ability to merge Aames wholesale group into Accredited with little overlap, the ability to reduce non-interest expenses significantly by eliminating redundant overhead and operating costs, and the ability to improve Aames profitability by enhancing the execution of whole loan sale and securitization activity, as well as lowering the cost of funds;

•	Presentations by senior members of Accredited’s management regarding the potential advantages of acquiring Aames, operational aspects of the transaction and the results of management’s operational and legal due diligence review;

•	Accredited management’s view of the financial condition, results of operation and business of Accredited and Aames before and after giving effect to the merger, based upon management’s due diligence;

•	The analysis and presentation of JPMorgan on the financial aspects of the proposed merger, and its written opinion to the effect that, as of May 24, 2006, and based on and subject to the various considerations set forth in its opinion, the aggregate consideration to be paid by Accredited in the merger was fair from a financial point of view to Accredited;

•	The terms and conditions of the merger agreement;

•	The conditions to consummate the merger;

•	The circumstances under which the merger agreement could be terminated and the size and impact of the termination fee associated with a termination; and the advice of Accredited’s financial and legal advisors that these provisions were reasonable in the context of the transaction;

•	The fact that the merger likely will be completed without significant regulatory review;

•	The accounting treatment of the transaction as a “purchase transaction,” including the goodwill that will be recorded on the financial statements of Accredited; and

•	the interests of the officers and directors of Accredited and Aames in the merger, including the executives described under “Interests of Certain Persons in the Merger” and the impact on Accredited stockholders, customers and employees.

The Accredited board of directors also considered the potential adverse consequences or other factors associated with the proposed merger including:

•	the challenges of combining the businesses, assets and work forces of two relatively large companies and the risks of not achieving the expected operating efficiencies or growth;

•	The risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•	The risk that the merger will not be consummated.

This discussion of the information and factors considered by the Accredited board is not intended to be exhaustive, but includes the material factors considered. The Accredited board did not assign particular weight or rank to the factors considered in approving the merger. In considering the factors described above, individual members of the Accredited board may have given different weight to various factors. The Accredited board considered all of these factors as a whole, and in the aggregate considered them to be favorable to and to support its determination.

Aames Board of Directors Reasons for the Merger

Aames’s board of directors believes that the merger is in the best interests of Aames’s stockholders. At a meeting on May 24, 2006, the Aames board unanimously approved the merger agreement, authorized the transactions contemplated by the merger agreement and recommended approval of the merger by Aames’s stockholders. In reaching these conclusions, the Aames board considered the following material factors, among others:

•	Aames’s historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry and general economic and stock market conditions for the mortgage industry. In particular, the Aames board considered in this regard the on-going challenges facing Aames, including the need to raise additional capital to continue to execute on its business strategy.

•	Aames’s lack of success in pursuing capital raising transactions, including trust preferred and preferred equity financings contemplated during the summer and fall of 2005. In this regard, the Aames board considered the advice of financial advisors concerning the condition of the capital markets and determined that Aames could not complete a financing on acceptable terms, if at all.

•	The belief of the Aames board that, in light of (1) its extensive discussions with three possible bidders and their due diligence with respect to Aames and (2) Aames’s public announcement on May 10, 2006 that it was engaged in discussions concerning a possible sale or merger of the company and the fact that following such disclosure no additional party expressed any serious interest in a transaction with Aames, Aames had likely received indications of interest from any party reasonably likely to present a meaningful alternative to the transaction with Accredited.

•	The opinion of Credit Suisse, described under “—Opinion of Aames’s Financial Advisor”, that, as of May 24, 2006, and based on and subject to the various considerations, assumptions and limitations set forth in its opinion, the consideration to be received by the holders of Aames common stock in the merger was fair, from a financial point of view, to such holders.

•	The fact that a substantial portion of the consideration to be paid in the merger is in the form of the common stock of Accredited, providing assurance that the public stockholders of Aames would have an ongoing equity participation in the surviving corporation following the merger and would continue to participate in the merged company’s future earnings or growth.

•	The fact that the market price of Aames’s common stock in the weeks leading up to the announcement likely reflected anticipation of a possible acquisition of Aames.

•	The terms of the merger agreement, including the ability of Aames’s board to change its recommendation to the stockholders if it determines that continuing to make the recommendation would no longer be consistent with its fiduciary duties and its ability to terminate the merger agreement to accept a superior proposal, subject to paying to Accredited a $10 million termination fee.

The Aames board also considered the following adverse factors associated with the merger, among others:

•	The fact that the per share merger consideration represented a 6.5% discount to the closing price for Aames common stock on May 24, 2006, the last full trading day prior to public announcement of the transaction. In this regard, the board noted, as described above, that the market price of Aames’s common stock following its public announcement on May 10, 2006 that it was engaged in discussions concerning a possible sale of the company likely reflected anticipation of a possible acquisition of Aames, and considered the detailed financial analyses presented by Aames’s financial advisor as described below.

•	That the cash portion of the proposed merger will be a taxable transaction for Aames stockholders whose shares are converted into cash in the merger. In addition, the Aames board of directors considered the fact that (1) the merger agreement required Aames to pay prior to closing a dividend in an amount equal to Aames’s estimated 2006 REIT taxable income plus any other amounts that Aames would need to distribute to qualify as a REIT for its final taxable year and to avoid to the extent reasonably possible the incurrence of income or excise tax, (2) any such dividend would reduce the cash portion of the merger consideration and (3) the tax consequences to Aames stockholders generally in receiving such a dividend compared unfavorably to the tax consequences of receiving cash as part of the merger consideration. See “The Merger—Material United States Federal Income Tax Consequences of the Merger.”

•	Aames will be required to pay its legal, accounting and a portion of its investment banking fees even if the merger is not completed.

•	If the merger is not completed, Aames may be adversely affected due to potential disruptions in its operations.

•	The interests of certain of Aames’s officers and directors in the merger that are different from, or in addition to, the interests of stockholders generally in the merger. See “Interests of Certain Persons in the Merger.”

In view of the large number of factors considered by the Aames board of directors in connection with the evaluation of the merger and the complexity of these matters, the members of the Aames board did not consider it practicable, nor did they attempt, to quantify, rank or otherwise assign relative weights to the specific factors they considered in reaching their decision or evaluate whether these factors were of equal importance. Further, each director may have given different weight to the various factors. The Aames board held extensive discussions with, and relied on the experience and expertise of, its financial advisor with respect to the quantitative and qualitative analyses of the financial terms of the merger. The Aames board discussed, among other things, the factors described above, asked questions of Aames’s management and the financial and legal advisors, and reached the conclusion that the merger was in the best interests of Aames and its stockholders.

Opinion of Accredited’s Financial Advisor

The Accredited board of directors retained JPMorgan to act as its financial advisor in connection with the merger. In connection with JPMorgan’s engagement, the Accredited board of directors requested that JPMorgan evaluate the fairness, from a financial point of view, of the consideration to be paid by Accredited in the proposed merger. On May 24, 2006, the Accredited board of directors met to review the merger and the terms of the merger agreement. During this meeting, JPMorgan reviewed with the Accredited board certain financial analyses as described below and rendered to the Accredited board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 24, 2006, to the effect that, as of that date and based on and subject to the considerations described in its opinion, the consideration to be paid was fair, from a financial point of view, to Accredited. JPMorgan assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof.

The full text of JPMorgan’s written opinion, dated May 24, 2006, to the Accredited board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by JPMorgan in rendering its opinion, is attached as Annex C and is incorporated into this joint proxy statement and prospectus by reference in its entirety. Holders of Accredited common stock are encouraged to read this opinion carefully in its entirety. JPMorgan’s opinion was provided to the Accredited board of directors in connection with its evaluation of the consideration to be paid by Accredited in the merger and related only to the fairness to Accredited, from a financial point of view to Accredited, of the consideration to be paid by Accredited. JPMorgan’s opinion does not constitute a recommendation to any stockholder as to the form of consideration to be elected in the merger, how such stockholder should vote or act with respect to any matters relating to the merger and does not address any other aspect of the proposed merger or related transactions, the price at which Accredited common stock will trade at any time in the future or the decision of Accredited to engage in the merger. The summary of JPMorgan’s opinion in this joint proxy statement and prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, JPMorgan reviewed a draft dated May 24, 2006 of the merger agreement and certain publicly available business and financial information concerning Aames and Accredited and the sub-prime mortgage sector in which they operate; compared the financial and operating performance of Aames and Accredited with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Aames common stock and Accredited common stock and certain publicly traded securities of such other companies; reviewed certain internal financial analyses and forecasts prepared by the management of Accredited relating to the stand-alone and pro-forma financial performance of Aames; reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected by management of Accredited to result from the Merger (the “Synergies”); reviewed the projected benefits and improvements expected by the management of Accredited to result from improving Aames’s performance to the operating and financial metrics of those of Accredited (the “Projected Improvements”); reviewed the cash liquidation value of the primary assets and liabilities of Aames using mortgage portfolios metrics and other assumptions provided by the management of Accredited; and performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.

In addition, JPMorgan held discussions with certain members of the management of Aames and Accredited with respect to certain aspects of the merger, and the past and current business operations of Aames and Accredited, the financial condition and future prospects and operations of Aames and Accredited, the effects of the merger on the financial condition and future prospects of Accredited, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by Aames and Accredited or otherwise reviewed by or for JPMorgan. JPMorgan was not requested to, has not conducted or been provided with any valuation or appraisal of any assets or liabilities (contingent or otherwise), other than the cash liquidation value described below under Aames Investment Analyses—Portfolio Valuation Analysis, nor has it evaluated the solvency of Aames or Accredited under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, including the Synergies, the Projected Improvements and the mortgage portfolio valuation and liquidation assumptions, JPMorgan assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Aames and Accredited to which such analyses or forecasts relate. JPMorgan expresses no view as to such analyses or forecasts (including the Synergies, the Projected Improvements and the mortgage portfolio valuation and liquidation assumptions) or the assumptions on which they were based. JPMorgan also assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, that the other transactions contemplated by the merger agreement will be consummated as described in the draft merger agreement dated May 24, 2006, and that the definitive merger agreement did not differ in any material respects from the draft thereof furnished to JPMorgan. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Aames or Accredited or on the contemplated benefits of the merger.

JPMorgan is not an expert in the evaluation of loan portfolios or allowances for losses with respect thereto and was not requested to conduct, and it did not conduct, a review of individual credit files. JPMorgan was advised, and it therefore assumed, that Aames’s and Accredited’s allowances for loan portfolio losses were, and on a pro forma case will be, in the aggregate, adequate to cover such losses. JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm this opinion.

In preparing its opinion to the Accredited board of directors, JPMorgan performed a variety of financial and comparative analyses, including those described below. The summary of JPMorgan’s analyses described below is not a complete description of the analyses underlying JPMorgan’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, JPMorgan made qualitative judgments with respect to the analyses and factors that it considered. JPMorgan arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, JPMorgan believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In preparing its opinion, JPMorgan considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Accredited and Aames. No company, transaction or business used in JPMorgan’s analyses as a comparison is identical to Accredited, Aames, or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financing and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in JPMorgan’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, JPMorgan’s analyses are inherently subject to substantial uncertainty.

JPMorgan was not requested to, and it did not, recommend the specific form or amount of consideration payable in the merger, which consideration was determined through negotiation between Accredited and Aames. JPMorgan’s opinion and analyses were only one of many factors considered by the Accredited board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Accredited board of directors or Accredited’s management with respect to the merger or to the consideration to be paid.

The following is a summary of certain material financial analyses reviewed with the Accredited board of directors in connection with the JPMorgan’s opinion dated May 24, 2006.

Aames Analyses

Selected Companies Analysis. Using publicly available information, J.P. Morgan reviewed trading multiples of Aames and the following 11 selected publicly held companies, five of which are sub-prime mortgage REITs, five of which are prime mortgage REITs and one of which is another mortgage lender.

Sub-prime mortgage REITs	Prime mortgage REITs	Other mortgage lenders
ECC Capital Corporation	American Home Mortgage Investment Corp.	Countrywide Financial Corporation
Fieldstone Investment Corporation	HomeBanc Corp.
New Century Financial Corp.	Impac Mortgage Holdings, Inc.*
NovaStar Financial, Inc.	MortgageIT Holdings, Inc.
Saxon Capital, Inc.	New York Mortgage Trust, Inc.

*	Impac originates Alt-A, prime and non-prime first and second home loans and, to a lesser extent, commercial mortgages. The average FICO scores are prime and the documentation and interest rate characteristics are more like sub-prime over the Alt-A mortgages.

JPMorgan compared, among other things, closing stock prices on May 24, 2006 as multiples of estimated earnings per share, commonly and hereinafter referred to as EPS, for calendar years 2006 and 2007 and tangible book value per share as of March 31, 2006. JPMorgan then applied ranges of selected multiples of estimated EPS for calendar year 2007 (not 2006 since Accredited management estimated that Aames would not have positive EPS in a stand-alone case or a pro forma case) derived from the selected companies to corresponding financial data of Aames on a stand-alone case and on a pro forma case taking into account Synergies and Projected Improvements and other effects that are anticipated by management of Aames to result from the merger. Financial data for the selected companies were based on Institutional Brokerage Estimate System, hereinafter referred to as I/B/E/S/ (a data service that compiles estimates issued by securities analysts), public filings and other publicly available information. Financial data for Aames is based on internal estimates of Accredited’s management. This analysis resulted in the following implied valuation range, as compared to the value as of May 24, 2006, of the consideration to be paid:

	Implied Valuation Reference Range	Consideration paid
Stand-alone	$1.00-$1.35	$5.35
Pro forma	$5.60-$7.65	$5.35

Discounted cash flow analysis. JPMorgan performed a dividend discount analysis to calculate the estimated future dividend stream that Aames could generate, on a stand-alone and a pro forma case, for calendar years 2006 through 2010, based on internal estimates of Accredited management. JPMorgan also derived the estimated terminal value of Aames’s common stock as of the end of calendar year 2010 by applying a range of terminal value forward multiples of 5.0x-7.0x to Aames’s calendar year 2011 estimated net income. The present values of the estimated future dividend stream and terminal values were calculated as of September 30, 2006 using discount rates of 13.0% to 16.0% (for the stand-alone case) and 11.0% to 14.0% (for the pro forma case). Different discount rates were used in the stand-alone versus pro forma cases to reflect the reduced cost of capital and reduced risks resulting from a potential combination in the pro-forma case. A discounted equity value per share was then derived by adding the present value of the estimated future dividend stream per share and terminal value per share at the applicable discount rate and terminal value multiples. For purposes of these analyses, JPMorgan utilized the following assumptions based on internal financial information and estimates of Accredited’s management:

•	a targeted equity to assets ratio of 6.0%

•	5% growth for 2011 net income

These analyses resulted in the following implied valuation range, as compared to the value as of May 24, 2006 of the consideration to be paid:

Implied Valuation Reference Range	Consideration paid
Stand-alone: $3.85-$5.55	$5.35
Pro forma: $9.55-$14.55	$5.35

Portfolio valuation analysis. JPMorgan performed a portfolio valuation analysis to estimate the cash liquidation value of Aames using mortgage portfolio valuation metrics and other assumptions such as breakage costs for salaries and leases provided by management of Accredited. JPMorgan estimated breakage costs equivalent to three months of salaries and leases expenses for fiscal year 2005 were taken out to get to the liquidation value. JPMorgan applied a range of fair market values to loans held for investment of 99.5% to 100.5%, which resulted in the following implied valuation range, as compared to the value as of May 24, 2006 of the consideration to be paid:

Implied Valuation Reference Range	Consideration paid
$3.60-$4.25	$5.35

Accredited Analyses

Selected Companies Analysis. Using publicly available information, JPMorgan reviewed trading multiples of Accredited and the following 11 selected publicly held companies, five of which are sub-prime mortgage REITs, five of which are prime mortgage REITs and one of which is another mortgage lender.

Sub-prime mortgage REITs	Prime mortgage REITs	Other mortgage lenders
ECC Capital Corporation	American Home Mortgage Investment Corp.	Countrywide Financial Corporation
Fieldstone Investment Corporation	HomeBanc Corp.
New Century Financial Corp.	Impac Mortgage Holdings, Inc.*
NovaStar Financial, Inc.	MortgageIT Holdings, Inc.
Saxon Capital, Inc.	New York Mortgage Trust, Inc.

*	Impac originates Alt-A, prime and non-prime first and second home loans and, to a lesser extent, commercial mortgages. The average FICO scores are prime and the documentation and interest rate characteristics are more like sub-prime over the Alt-A mortgages.

JPMorgan compared, among other things, closing stock prices on May 24, 2006 as multiples of EPS, for calendar year 2006 and 2007 and tangible book value per share as of March 31, 2006. JPMorgan then applied ranges of selected multiples of estimated EPS for calendar years 2006 and 2007 derived from the selected companies to corresponding financial data of Accredited. Financial data for the selected companies were based on I/B/E/S/, public filings and other publicly available information. Financial data for Accredited is based on internal estimates of Accredited’s management, as well as I/B/E/S. This analysis resulted in the following implied valuation range, as compared to Accredited’s closing share price on May 24, 2006:

Implied Valuation Reference Range	Share price as of May 24, 2006
$46.30-$64.15	$51.94

Discounted cash flow analysis. JPMorgan performed a dividend discount analysis to calculate the estimated future dividend stream that Accredited could generate for calendar years 2006 through 2010, based on internal estimates of Accredited’s management. JPMorgan also derived the estimated terminal value of Accredited common stock as of the end of calendar year 2010 by applying a range of terminal value forward multiples of 5.0x-7.0x to Aames’s calendar year 2011 estimated net income. The present values of the estimated future dividend stream and terminal values were calculated as of September 30, 2006 using discount rates of 11.0% to 14.0%. A discounted cash flow value per share was then derived by adding the present value of the estimated future dividend stream per share and terminal value per share at the applicable discount rate and terminal value multiples. For purposes of this analysis, JPMorgan utilized the following assumptions based on internal financial information and estimates of Accredited’s management:

•	a targeted equity to assets ratio of 6.0%

•	10% growth for 2011 net income

This analysis resulted in the following implied valuation range, as compared Accredited’s closing share price on May 24, 2006:

Implied Valuation Reference Range	Share price on May 24, 2006
$33.80-$58.85	$51.94

Other factors

In rendering its opinion, JPMorgan also reviewed and considered other factors, including:

•	historical trading prices of Aames during the period beginning on November 2, 2004, the date of its initial public offering, and ending on May 24, 2006, the last trading day prior to public announcement of the merger

•	the daily ratio of the closing price of Aames common stock to the closing price of Accredited common stock on May 24, 2006 and over various periods

•	analysis of transactions at a discount to the target’s closing stock price on the day prior to announcement which were announced during the period from the second half of 2001 through May 24, 2006 looking at mean and median one-day, one-week and one-month discounts paid by year, deal size and consideration mix

•	Exchange ratio implied by the valuation analyses of Aames and Accredited (JPMorgan determined the exchange ratio ranges implied by the valuation ranges of the different valuation methodologies used)

•	the range of value attributable to Accredited’s utilization of Aames’s net operating loss tax carry forwards using estimates provided by Accredited’s management

•	JPMorgan also reviewed implied purchase price multiples in selected transactions in the mortgage sector for which public information was available and determined that these transactions were not relevant in assessing an estimated value per share for Aames given that none of them involve a publicly traded sub-prime mortgage REIT being acquired by a publicly traded sub-prime mortgage company

Miscellaneous

The Accredited board of directors selected JPMorgan as its financial advisor based on JPMorgan’s qualifications, experience and reputation, and its familiarity with Accredited and its business. JPMorgan is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

JPMorgan is a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, JPMorgan and its affiliates may acquire, hold or sell, for its affiliates’ accounts and for the account of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations of Accredited and Aames) and, accordingly, may at any time hold a long or short position in such securities, as well as provide investment banking and other financial services to such companies.

Accredited has agreed to pay JPMorgan customary fees for its financial advisory services in connection with the merger, a significant portion of which is contingent upon completion of the merger. A fee also was payable upon the rendering of JPMorgan’s opinion. In addition, Accredited has agreed to reimburse JPMorgan for expenses, including fees and expenses of legal counsel, and to indemnify JPMorgan and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Opinion of Aames’s Financial Advisor

Aames retained Credit Suisse to act as its financial advisor in connection with the merger. In connection with Credit Suisse’s engagement, the board of directors of Aames requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of Aames’s common stock, of the merger consideration to be received by the holders of Aames common stock. At a special meeting on May 24, 2006, the Aames board of directors reviewed the proposed merger and the terms of the merger agreement. During this meeting, Credit Suisse reviewed certain financial analyses with Aames’s board of directors and rendered its oral opinion to Aames’s board, which was subsequently confirmed in a writing dated as of the same date, that, as of such date and based upon and subject to the various considerations, assumptions and limitations set forth in Credit Suisse’s opinion, the merger consideration was fair, from a financial point of view, to the holders of Aames common stock. The opinion of Credit Suisse summarized below reflects the final terms of the merger agreement, including the final exchange ratio, which was set based on the closing stock prices of Aames and Accredited on May 24, 2006, subsequent to the board meeting, and the final stock and cash consideration mix, which was also set subsequent to the board meeting.

The full text of the Credit Suisse opinion, which states the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached to this proxy statement as Annex D and is incorporated by reference in its entirety into this proxy statement. Aames stockholders are urged to read the Credit Suisse opinion in its entirety. The Credit Suisse opinion addresses only the fairness, from a financial point of view, of the merger consideration to be received by the holders of Aames common stock as of the date of the Credit Suisse opinion and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger. The following summary of the Credit Suisse opinion is qualified in its entirety by reference to the full text of the Credit Suisse opinion.

In arriving at its opinion, Credit Suisse, among other things:

•	reviewed the merger agreement and certain related documents;

•	reviewed certain publicly available business and financial information relating to Aames and Accredited;

•	reviewed certain other information relating to Aames and Accredited, including financial forecasts relating to Aames and Accredited, provided to or discussed with Credit Suisse by Aames and Accredited, and met with the management of Aames and Accredited to discuss the business and prospects of Aames and Accredited, respectively;

•	considered certain financial and stock market data of Aames and Accredited and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of Aames and Accredited;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed to be relevant.

For purposes of its analyses Credit Suisse assumed that, on or prior to the consummation of the merger, Aames will declare and pay all dividends and distributions to its stockholders that Aames is required to declare and pay under the terms of the merger agreement. In connection with its review, Credit Suisse did not assume any responsibility for independent verification of any of such information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts (including, without limitation, the anticipated amount, timing and utilization of Aames’s net operating losses by Accredited and Aames), for Aames and Accredited that Credit Suisse reviewed, the managements of Aames and Accredited advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Aames and Accredited as to the future financial performance of Aames and Accredited, respectively. Credit Suisse assumed, with Aames’s consent, that the merger will qualify as a reorganization under Section 368(a) of the Code. Credit Suisse also assumed, with Aames’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Aames, Accredited or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Aames or Accredited, nor was Credit Suisse furnished with any such evaluations or appraisals. Further, Credit Suisse is not an expert in the evaluation of loan or lease portfolios or allowances for losses with respect thereto, was not requested to conduct, and did not conduct, a review of individual credit files, and was advised and therefore assumed that such allowances for Accredited and Aames were, and on a pro forma basis will be, in the aggregate adequate to cover such losses. Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Aames common stock of the merger consideration and did not address any other aspect or implication of the merger or any other agreement (including, without limitation, any pre-election of a particular form of merger consideration or any lock-up of stock consideration), arrangement or understanding entered into in connection with the merger or otherwise. Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not express any opinion as to what the value of shares of Accredited common stock actually will be when issued to the holders of Aames common stock pursuant to the merger or the prices at which shares of Accredited common stock will trade at any time. Credit Suisse understood at the time it rendered its opinion that Aames had received preliminary proposals from, and had engaged in certain discussion with, third parties regarding alternative transactions to the merger. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Aames and, in particular, did not address the relative merits of the transactions proposed by such third parties compared to the merger, nor did it address the underlying business decision of Aames to proceed with the merger rather than any other transaction or strategy. Credit Suisse was not requested to, and did not, solicit third-party indications of interests in acquiring all or any part of Aames.

In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Credit Suisse’s opinion. No company or transaction used in the analyses performed by Credit Suisse as a comparison is identical to Aames, Accredited or the contemplated merger. In addition, Credit Suisse may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Credit Suisse’s view of the actual value of Aames or Accredited. The analyses performed by Credit Suisse and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty. The analyses performed were prepared solely as part of Credit Suisse’s analysis of the fairness of the merger consideration, from a financial point of view, to holders of Aames common stock, and were provided to the board of directors of Aames in connection with the delivery of Credit Suisse’s opinion.

The following is a summary of the material analyses performed by Credit Suisse in connection with the preparation of its opinion for presentation to the Aames board of directors. These descriptions include information presented in tabular format. In order to fully understand the financial analyses performed by Credit Suisse, you should read the tables together with the text of each description. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Credit Suisse.

Aames

Discounted Cash Flow Analysis. Credit Suisse performed a discounted cash flow, or DCF, analysis of Aames as a stand-alone company using projections provided or discussed with Credit Suisse by Aames’s management of earnings for calendar years 2006 through 2008, both with and without the benefit of net operating losses, or NOLs, and terminal values based on forward earnings ranging from 6.0x to 8.0x, where terminal value refers to the value of all future cash flows from a business or asset at a particular point in time. In performing this analysis, Credit Suisse used discount rates of 15.0% to 19.0% based on Aames’s cost of equity. Credit Suisse also assumed a constant debt to equity ratio of 17.0x and a 6.00% cost of debt. Credit Suisse calculated the value of Aames’s NOL benefits by calculating the present value of the remaining life of the NOL benefits, based on management’s estimates of future earnings, with discount rates of 15.0% to 19.0% and no multiple applied to the value of the NOLS.

Credit Suisse calculated the following implied equity values per share of Aames common stock based on the discounted cash flow analyses.

	Implied Equity Value Per Share
	Low	High
Aames with benefit NOLS	$5.00	$6.48
Aames without benefit of NOLS	$3.77	$5.12

Selected Companies Analysis. Credit Suisse compared financial data relating to Aames to eight residential platform sub-prime lenders:

Selected Companies

New Century Financial Corporation

Fremont General Corporation

Accredited Home Lenders Holding Co.

NovaStar Financial, Inc.

Impac Mortgage Holdings, Inc.

Fieldstone Mortgage Investment Corp.

Saxon Capital, Inc.

ECC Capital Corporation

These companies were selected because they are residential sub-prime lenders. For each of these selected companies and Aames, Credit Suisse calculated price, price as a multiple of estimated 2006 and 2007 earnings per share, or EPS, and tangible book value.

To calculate the price per share of Aames common stock as a multiple of estimated 2006 and 2007 EPS and tangible book value, Credit Suisse first calculated the range of trading multiples for the common stock of each of the companies listed above as of May 24, 2006. To determine the EPS multiple for each selected company, Credit Suisse used the companies’ estimated 2006 and 2007 EPS as reported by Institutional Brokers Estimate System. The following table summarizes the results of this analysis:

	2006 EPS	2007 EPS	Tangible Book Value
Low	4.8x	3.6x	0.50x
Median	7.8x	6.4x	1.06x
High	12.9x	7.3x	2.17x

Credit Suisse then applied a range of selected multiples based on the multiples of the selected companies described above to corresponding financial data of Aames. Specifically, Credit Suisse used a range of 6.0x to 8.0x for estimated 2006 EPS, 6.0x to 7.0x for estimated 2007 EPS and 0.8x to 1.30x for tangible book value to calculate implied values for Aames common stock, both with and without the benefit of Aames’s NOLS. The value of Aames’s NOL benefits were calculated by taking the value of the NOLS over their remaining life, based on Aames’s management’s estimate of future earnings, and discounting them to present value at a discount rate of 17%, which is the mid-point of the range of discount rates used in the DCF analysis described above. The following tables present the implied range of values for Aames common stock based on these analyses compared to the merger consideration:

	2006 EPS	2007 EPS	Tangible Book Value
Aames without benefit of NOLS
Low	$2.12	$2.70	$3.31
High	$2.83	$3.15	$5.38
Aames with the benefit of NOLS
Low	$3.41	$3.99	$4.60
High	$4.11	$4.44	$6.67

Selected Transactions Analysis. Credit Suisse analyzed information relating to the following selected subprime mortgage bank transactions:

Announcement Date	Acquiror	Target
March 30, 2006	Fortress Investment Group, LLC	Centex Home Equity Corporation

April 20, 2004	General Electric Capital Corporation	WMC Mortgage Corp.

January 10, 2005	Friedman, Billings Ramsey Group, Inc.	First NLC Financial Services, LLC

September 13, 2005	Wachovia Corporation	AmNet Mortgage, Inc.

The transactions were selected because they involved the acquisition of companies in the subprime mortgage business. For the selected transactions, Credit Suisse calculated the ratio of price to last twelve months, or LTM, earnings per share, the ratio of price to book value and the ratio of price to tangible book value. The following table sets forth information concerning those analyses:

	Price/ LTM EPS	Price/ Book Value	Price/ Tangible Book Value
Fortress Investment Group, LLC /Centex Home Equity Corporation	7.6x	1.14x	NA
General Electric Capital Corporation/WMC Mortgage Corp.	N/A	N/A	N/A
Friedman, Billings, Ramsey Group, Inc./First NLC Financial Services, LLC	4.6x	4.47x	NA
Wachovia Corporation/AmNet Mortgage, Inc.	NM	1.12x	1.06x

Based on the book value multiple in the Fortress Investment Group/Centex Home Equity transaction, the implied price per share of Aames common stock would be $5.38, including $0.74 of NOL benefits that was calculated by discounting to present value the estimated post-merger value of the NOL benefits using a discount rate of 17%. Based on the LTM EPS multiple in the Fortress Investment Group/Centex Home Equity transaction, the implied price per share of Aames common stock would be $3.42, including $0.74 of NOL benefits. Based on the LTM EPS multiple in the Friedman, Billings, Ramsey/First NLC Financial Services transaction, the implied price per share of Aames common stock, would be $2.37, including $0.74 of NOL benefits. Based on the tangible book value multiple in the Wachovia Corp./AmNet Mortgage, Inc. transaction, the implied price per share of Aames common stock would be $4.30, including $0.74 of NOL benefits.

Accredited

Discounted Cash Flow Analysis. Credit Suisse performed a DCF analysis of Accredited as a stand-alone company using projections provided or discussed with Credit Suisse by Accredited’s management of financial performance for calendar years 2006 through 2009, and terminal values based on multiples of Accredited’s management’s estimate of 2009 earnings ranging from 6.0x to 9.0x. In performing this analysis, Credit Suisse used discount rates of 14.0% to 18.0%, based on Accredited’s cost of equity. Credit Suisse also assumed a constant debt to equity ratio of 17.0x and a 5.75% cost of debt.

Credit Suisse calculated the following implied equity values per share of Accredited common stock based on the discounted cash flow analyses.

	Implied Equity Value Per Share
	Low	High
Accredited	$55.18	$88.31

Selected Companies Analysis. Credit Suisse compared financial data relating to Accredited to six mortgage banking companies.

Selected Companies
Countrywide Financial Corporation
Indymac Bancorp
New Century Financial Corporation
Fremont General Corporation
Flagstar Bancorp, Inc.
Irwin Financial Corporation

These companies were selected because they are publicly traded companies in the mortgage banking industry. For each of these selected companies and Accredited, Credit Suisse calculated market value, price per share of common stock, growth rate and price as a multiple of estimated 2006 EPS, 2007 EPS and tangible book value.

To calculate the price per share of Accredited common stock as a multiple of estimated 2006 and 2007 EPS and tangible book value, Credit Suisse first calculated the range of trading multiples for the common stock of each of the companies listed above as of May 24, 2006. To determine the EPS multiple for each selected company, Credit Suisse used the companies’ estimated 2006 and 2007 EPS as reported by Institutional Brokers Estimate System. The following table summarizes the results of this analysis:

	2006 EPS	2007 EPS	Tangible Book Value
Low	4.8x	4.6x	1.16x
Median	7.5x	6.9x	1.51x
High	9.0x	8.1x	1.99x

Credit Suisse then applied a range of selected multiples based on the multiples of the selected companies described above to corresponding financial data of Accredited. Specifically, Credit Suisse used a range of 6.0x to 9.0x for estimated 2006 EPS, 6.5x to 8.0x for estimated 2007 EPS and 1.2x to 2.0x for tangible book value to calculate implied values for Accredited common stock. The following tables present the implied range of values for Accredited common stock based on these analyses:

	2006 EPS	2007 EPS	Tangible Book Value
Low	$45.92	$55.51	$33.02
High	$68.88	$68.32	$55.04

General

Credit Suisse’s opinion and financial analyses were one of many the factors taken into consideration by the Aames board of directors in making its determination to engage in the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Aames board of directors or the management of Aames with respect to the value of Aames.

Aames selected Credit Suisse based on Credit Suisse’s experience and reputation, and its familiarity with Aames and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Credit Suisse and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to Aames and Accredited, for which Credit Suisse has received, and would expect to receive, compensation. Also, certain Credit Suisse affiliates and certain employees of Credit Suisse and its affiliates and certain private investment funds affiliated or associated with Credit Suisse have invested in private equity funds associated with Capital Z Management, LLC, an affiliate of one of Aames’s directors and of Specialty Finance Partners, Aames’s largest stockholder. Credit Suisse is a full service securities firm, engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Aames, Accredited and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Pursuant to a letter agreement dated May 5, 2005, Aames engaged Credit Suisse to provide financial advisory services to the Aames board of directors in connection with the merger, including, among other things rendering its opinion. Pursuant to the terms of the engagement letter, Aames has agreed to pay Credit Suisse a fee in connection therewith, a significant portion of which is contingent upon the consummation of the merger. Credit Suisse will also receive a fee for rendering its opinion. In addition, Aames has agreed to reimburse Credit Suisse for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including reasonable fees and disbursements of its legal counsel. Aames has also agreed to indemnify Credit Suisse and certain related persons for all liabilities and expenses related to or arising out of its rendering of services under its engagement, including liabilities incurred under the federal securities laws.

Accounting Treatment

The merger will be accounted for using the purchase method of accounting for financial accounting purposes in accordance with U.S. generally accepted accounting principles. Accredited will be deemed the acquiring company principally because the stockholders of Aames will have their shares converted into cash and Accredited shares and Accredited stockholders will own a majority of the shares of Accredited common stock after the merger. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired and liabilities assumed, based on their estimated fair values. Applicable income tax effects of these adjustments will be made to the combined company’s deferred tax asset. This allocation will be made based upon valuations and other studies that have not yet been finalized. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma combined financial information appearing elsewhere in the joint proxy statement and prospectus are preliminary and have been made solely for purposes of developing such pro forma combined financial information. The difference between the estimated fair value and the purchase price will be recorded as goodwill. Earnings or losses of the purchased companies will be included in the buyer’s financial statements from the consummation date of the acquisition.

Material United States Federal Income Tax Consequences of the Merger

The following general discussion summarizes the material United States federal income tax consequences of the merger to Accredited, to Aames, to Merger Sub, and to holders of common stock of Aames who are “United States persons,” as defined below for United States federal income tax purposes and who hold their Aames common stock as a capital asset within the meaning of Section 1221 of the Code. It is a condition to the consummation of the merger that (i) Aames receive an opinion from its counsel, Sullivan & Cromwell, dated as of the effective date of the merger, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) Accredited receive an opinion from DLAPRGC, dated as of the effective date of the merger, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (iii) Aames receive an opinion from Sullivan & Cromwell to the effect that, beginning in the taxable year ended December 31, 2004, Aames has been organized in conformity with the requirements for qualification as a real estate investment trust under the Code and Aames’s method of operations has enabled Aames to satisfy the requirements for qualification as a real estate investment trust for taxable years ending on or prior to the closing date. The opinions of counsel will be based on facts, representations and assumptions set forth or referred to in the opinions, including representations contained in certificates executed by officers of Aames and Accredited. If any of those representations or assumptions is inaccurate, the tax consequences of the merger could differ materially from those summarized below. The opinions are not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a contrary view with respect to Aames’s status as a REIT. The discussion below assumes that Aames will qualify as a REIT in its final taxable year ending on the closing of the merger.

A holder of Aames common stock is a “United States person” if such holder is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “non-United States person” means a person or holder other than a “United States person.”

If an entity treated as a partnership for United States federal income tax purposes holds shares of the common stock of Aames, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding shares of the common stock of Aames, and partners in a partnership holding shares of the common stock of Aames, should consult their tax advisors.

This section does not discuss all of the United States federal income tax considerations that may be relevant to a particular Aames stockholder in light of his or her individual circumstances or to Aames stockholders subject to special treatment under the federal income tax laws, including, without limitation:

•	brokers or dealers in securities or foreign currencies;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	tax-exempt organizations;

•	stockholders who are “non-United States persons”;

•	expatriates;

•	stockholders that have a functional currency other than the United States dollar;

•	banks, mutual funds, financial institutions or insurance companies;

•	stockholders who acquired Aames common stock in connection with stock option or stock purchase plans or in other compensatory transactions;

•	traders in securities that elect to use a market-to-market method of accounting;

•	stockholders who hold Aames common stock as part of an integrated investment, including a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or constructive sale; or

•	stockholders who acquired their shares through Aames’s 401(k) plan, deferred compensation plan or other retirement plan.

No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger, and the following summary is not binding on the Internal Revenue Service or the courts. This discussion is based upon the Code, its legislative history, regulations, judicial authority, rulings and decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not address the tax consequences of the merger under state, local and foreign laws or under United States federal tax law other than income tax law.

Aames stockholders are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including any applicable federal, state, local and foreign tax consequences.

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications referred to herein and assuming that the merger so qualifies, the following United States federal income tax consequences should generally result from the merger.

Tax Consequences to Aames Stockholders

Cash Received with Respect to All Shares Held. If the cash exchanged by Accredited in the merger is not prorated, an Aames stockholder who makes the cash election with respect to all of his or her shares actually owned (or for whom an all cash election is made by Accredited) will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received and such stockholder’s aggregate adjusted tax basis in the shares of Aames common stock surrendered in exchange therefor. The gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is more than one year. Gain or loss must be calculated separately on separate blocks of Aames common stock. Long-term capital gain recognized by an Aames stockholder who is an individual is generally taxed at a maximum rate of 15%. If the cash exchanged in the merger is prorated, see “Other Cases; Mixed Stock and Cash” below.

Stock Received with Respect to All Shares Held. If the stock exchanged by Accredited in the merger is not prorated, a stockholder of Aames who makes a stock election with respect to all of his or her shares actually owned (or for whom an all stock election is made by Accredited) will not recognize any gain or loss upon such exchange (except with respect to cash received instead of a fractional share of Accredited common stock, as discussed below). The aggregate adjusted tax basis of the shares of Accredited common stock received in the merger will be equal to the aggregate adjusted tax basis of the Aames common stock surrendered in exchange therefor (less any tax basis attributable to fractional shares of Accredited common stock for which cash is received), and the holding period of the Accredited common stock received will include the holding period of the shares of Aames common stock surrendered in exchange therefor. If the stock exchanged in the merger is prorated, see “Other Cases; Mixed Stock and Cash, below.

Other Cases; Mixed Stock and Cash. A stockholder of Aames who is otherwise not described above and who receives a combination of cash and shares of Accredited common stock in the merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the merger (excluding cash received in lieu of fractional shares of Accredited common stock, which will be taxed as discussed below), and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the Accredited common stock received in the merger over (b) the Aames stockholder’s aggregate tax basis in its Aames stock surrendered in exchange therefor. Any such recognized gain will generally be treated as capital gain. In some cases, the gain recognized by an Aames stockholder could be treated as having the effect of the distribution of a dividend under Sections 302 or 356(a)(2) of the Code, in which case such gain would be treated as dividend income to the extent of such stockholder’s ratable share of accumulated earnings and profits for U.S. federal income tax purposes. The Internal Revenue Service has indicated in rulings, however, that any reduction in the interest of a minority stockholder that owns a small number of shares of a publicly and widely held corporation and that exercises no control over the corporate affairs would receive capital gain rather than dividend treatment. Gain or loss must be calculated separately on separate blocks of Aames common stock, both with respect to basis and with respect to the specific consideration exchanged therefor (i.e., cash, Accredited common stock, or a combination of cash and Accredited common stock), pursuant to applicable Treasury

Regulations. Any capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain recognized by an Aames stockholder who is an individual is generally taxed at a maximum rate of 15%

The aggregate adjusted tax basis of the shares of Accredited common stock received in the merger will be equal to the aggregate tax basis of the Aames common stock surrendered in exchange therefor (less any tax basis attributable to fractional shares of Accredited common stock for which cash is received), decreased by the cash received (excluding cash received in lieu of fractional shares of Accredited common stock) and increased by the amount of gain recognized, if any (excluding any gain recognized as a result of cash received in lieu of a fractional share). The adjusted tax basis must be calculated separately on separate blocks of Aames common stock. The holding period of Accredited common stock will include the holding period of the shares of Aames common stock surrendered in exchange therefor.

Cash Received in Lieu of a Fractional Interest of Accredited Common Stock. Cash received in lieu of a fractional share of Accredited common stock will be treated as received in redemption of such fractional interest and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Aames common stock allocable to such fractional interest. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

Special Rule for U.S. Persons Who Have Held Aames Stock for Six Months or Less. A U.S. person who has held Aames common stock for six months or less, taking into account certain holding period rules, and who recognizes a loss on the exchange of Aames common stock in the merger, will be treated as recognizing a long-term capital loss to the extent of any capital gain dividends received from Aames, or such person’s share of any designated retained capital gains, with respect to such stock.

Unrecaptured Section 1250 Gain. The Internal Revenue Service has the authority to prescribe regulations that would apply a capital gain tax rate of 25%, which is generally higher than the long-term capital gain tax rates for noncorporate holders, to the portion, if any, of the capital gain realized by a noncorporate holder on the sale of REIT shares to the extent that such gain is attributable to the REIT’s “unrecaptured Section 1250 gains” (generally gain attributable to recapture of real property depreciation). The Internal Revenue Service has not yet issued such regulations, but it may in the future issue regulations that apply to the merger retroactively.

Taxation of Dividends Distributed to Aames Stockholders Prior to Closing

Distributions Generally. The merger agreement requires Aames to pay distributions (the “Final Distributions”) to its stockholders prior to the closing of the merger in an amount equal to Aames’s estimated 2006 REIT taxable income plus any other amounts that Aames must distribute to qualify under the Code as a REIT for its final taxable year and to avoid to the extent reasonably possible the incurrence of income or excise tax by Aames.

Final Distributions made to a taxable U.S. person out of Aames’s current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by such U.S. person as ordinary income taxable at ordinary income tax rates and will not qualify for the maximum 15% rate that generally applies to distributions by non-REIT C corporations to stockholders who are taxed as individuals. Corporate stockholders will not be eligible for the dividends received deduction with respect to the Final Distributions.

Final Distributions in excess of both Aames’s current and accumulated earnings and profits, if any, will not be taxable to a U.S. person to the extent that the distributions do not exceed the adjusted basis of the person’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that the Final Distributions exceed the adjusted basis of a U.S. person’s stock, the distributions will be taxable as capital gains, assuming the stock is held as a capital asset in the hands of the U.S. person.

The Final Distributions will generally be taxable, if at all, in the year of the distribution.

Capital Gain Dividends. Aames may elect to designate distributions of its net capital gains, if any, as “capital gain dividends.” Capital gains dividends are taxed to U.S. persons as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If Aames designates any portion of the Final Distributions as a capital gain dividend, the amount that will be taxable to the stockholder as a capital gain will be indicated to U.S. persons on the Internal Revenue Service Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, Aames may elect to require stockholders to include its undistributed net capital gains in their income. If Aames makes such an election, U.S. persons (i) will included in their income as long-term capital gains their proportionate share of such undistributed capital gains, and (ii) will be deemed to have paid their proportionate share of the tax paid by Aames on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. person will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Aames’s earnings and profits will be adjusted appropriately.

Aames must classify portions of its designated capital gain dividends into the following categories:

•	a 15% gain distribution, which would be taxable to noncorporate U.S. persons at a maximum rate of 15%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to noncorporate U.S. persons at a maximum rate of 25%.

Recipients of capital gain dividends that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Aames does not expect to designate a material portion of the Final Distributions as capital gain dividends.

Qualified Dividend Income. Final Distributions paid to a U.S. person generally will not qualify for the 15% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most U.S. noncorporate stockholders. Because Aames is not generally subject to federal income tax on the portion of its taxable income distributed to its stockholders, dividends paid by Aames generally are not eligible for the 15% rate on qualified dividend income. As a result, the Final Distributions will generally be taxed at the higher rate applicable to ordinary income. However, the 15% tax rate for qualified dividend income will apply to the Final Distributions to the extent they are properly designated by Aames as qualified dividend income and they are (i) attributable to dividends received by Aames from certain non-REIT corporations, such as Aames’s taxable REIT subsidiary or (ii) attributable to income upon which Aames has paid corporate income tax (e.g., to the extent that Aames distributes less than 100% of its taxable income). Certain other conditions also apply. In addition, to qualify for the reduced tax rate on qualified dividend income, a stockholder generally must hold Aames’s common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the common stock becomes ex-dividend.

Aames does not expect to designate a material portion of the Final Distributions as qualified dividend income.

Other Considerations. The Final Distributions will not be treated as passive activity income, and as a result, U.S. persons generally will not be able to apply any “passive losses” against this income. In addition, taxable Final Distributions will generally be treated as investment income for purposes of investment interest limitations. A noncorporate U.S. person may elect to treat capital gain dividends and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates.

Tax Consequences to Accredited, Aames and Merger Sub

None of Accredited, Aames or Merger Sub will recognize gain or loss solely as a result of the merger.

Backup Withholding

If you are a non-corporate holder of Aames common stock you may be subject to information reporting and backup withholding at the rate of 28% on any cash payments received, including those cash payments received in lieu of a fractional share interest in Accredited common stock. You will not be subject to backup withholding, however, if you:

(i) furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger (or the appropriate Form W-8, as applicable); or

(ii) are otherwise exempt from backup withholding, provided that you may required to certify your exempt status.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Tax Return Reporting Requirement

You will be required to retain records pertaining to the merger, and you may be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

The preceding discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Aames stockholders are urged to consult their own tax advisers as to the specific consequences of the merger to them, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other tax laws and the effects of any proposed changes in the tax laws.

Regulatory Matters

The merger agreement obligates Accredited and Aames to use commercially reasonable efforts to obtain all consents and approvals and make all filings with and give all notices to governmental or regulatory entities or other parties required for the completion of the merger.

U.S. Antitrust. One of the conditions to the obligations of both Aames and Accredited to consummate the merger is the expiration or termination of any applicable waiting period under the HSR Act and the rules under the HSR Act. Subsequent to entering into the merger agreement, however, Aames and Accredited concluded that the transaction is not subject to the HSR Act and therefore do not need to file the notification and report form under the HSR Act with the Antitrust Division of the Department of Justice and the Federal Trade Commission.

Mortgage Banking. Accredited and Aames are licensed by various states to conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. Accredited and Aames currently are in the process of reviewing whether other filings or approvals may be required or desirable in these other jurisdictions. They recognize that some of these filings may not be completed before the completion of the merger, and that some of these approvals, which are not as a matter of practice required to be obtained prior to effectiveness of the merger, may not be obtained prior to the closing.

Federal Securities Laws Consequences; Stock Transfer Restrictions

This joint proxy statement and prospectus does not cover any resales of the Accredited common stock to be received by the Aames holders upon completion of the merger, and no person is authorized to make any use of this joint proxy statement and prospectus in connection with any such resale.

All shares of Accredited common stock received by Aames stockholders in the merger will be freely transferable, except that shares of Accredited common stock received by persons who are deemed to be “affiliates” of Aames under the Securities Act at the time of the Aames special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Aames for such purposes generally include individuals or entities that control, are controlled by or are under common control with Aames, including directors and executive officers of Aames. The Aames merger agreement requires Aames to use its reasonable best efforts to cause each of such affiliates to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Accredited common stock issued to them in the Aames merger in violation of the Securities Act or the related SEC rules.

COMPARATIVE PER SHARE MARKET PRICE

AND DIVIDEND INFORMATION

We are providing you with the high and low sale prices of Accredited common stock as reported for each calendar quarter during the past three years and of Aames common stock since Aames’s initial public offering in November 2004. We are also providing you with information regarding dividends declared by Aames during those periods. Accredited has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

Accredited common stock is listed on the Nasdaq National Market under the symbol “LEND” and Aames common stock is listed on the New York Stock Exchange under the symbol “AIC.”

	Accredited Common Stock Market Price
	High	Low
2004
First Quarter	$43.25	$29.13
Second Quarter	39.90	24.71
Third Quarter	42.02	25.50
Fourth Quarter	50.49	32.92
2005
First Quarter	50.75	33.60
Second Quarter	46.00	34.29
Third Quarter	49.27	34.31
Fourth Quarter	51.70	31.36
2006
First Quarter	54.94	45.51
Second Quarter	60.13	43.25
Third Quarter (through July 31, 2006)	48.62	43.29

	Aames Common Stock Market Price
	High	Low
2004
Fourth Quarter (November 10, 2004—December 31, 2004)(1)	$12.00	$9.50
2005
First Quarter	11.48	7.90
Second Quarter(2)	10.11	7.75
Third Quarter(3)	10.35	5.90
Fourth Quarter(4)(5)	7.00	5.50
2006
First Quarter	7.11	5.11
Second Quarter	6.02	4.71
Third Quarter (through July 31, 2006)	5.07	4.67

(1)	Dividend of $0.06 per share declared on December 21, 2004.
(2)	Dividend of $0.27 per share declared on April 19, 2005.
(3)	Dividend of $0.34 per share declared on July 19, 2005.
(4)	Dividend of $0.35 per share declared on October 18, 2005.
(5)	Dividend of $0.34 per share declared on December 20, 2005.

The following table sets forth the closing price of Accredited, Aames as reported as of (i) May 24, 2006 (the last full trading day prior to the public announcement of the proposed merger) and (ii) July 31:

	Accredited Common Stock	Aames Common Stock
May 24, 2006	$51.94	$5.72
July 31, 2006	$45.33	$4.84

We urge you to obtain current market quotations before voting your shares. The market value of the shares of Accredited that holders of Aames common stock will have the right to acquire when the merger become effective may vary significantly from the market value of the shares of Accredited common stock that holders of Aames common stock would have received if the merger was consummated on the date of this joint proxy statement and prospectus.

ACCREDITED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

We have presented below unaudited pro forma combined condensed financial statements that reflect the merger using the purchase method of accounting. For a more detailed description of the purchase method of accounting, see “The Merger—Accounting Treatment.” The pro forma adjustments are preliminary and based on management’s estimates of the fair value of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the merger. Consequently, the amounts reflected in the unaudited pro forma combined condensed financial statements are subject to change, and the final amounts may differ substantially. In addition, the managements of Accredited and Aames are in the process of assessing and formulating their integration plan, which are expected to include employee separations, elimination of duplicative facilities, employee relocations and other restructuring actions. The final result of the plan could result in material revisions to the estimated liabilities reflected in the accompanying unaudited pro forma combined condensed financial statements.

The unaudited pro forma combined condensed income statements for the three-month period ended March 31, 2006 and for the year ended December 31, 2005 give effect to the merger as if it was completed on January 1, 2005. The unaudited pro forma combined condensed balance sheet as of March 31, 2006 gives effect to the merger as if it was completed on that date. The pro forma combined condensed financial statements should be read in conjunction with the separate historical consolidated financial statements and the notes thereto contained in the Annual and Interim Financial Statements of Accredited and Aames included in and/or incorporated by reference in this joint proxy statement and prospectus.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had occurred as of the date or during the periods presented nor is it necessarily indicative of future operating results or financial positions.

Accredited Home Lenders Holding Co. and Subsidiaries

Unaudited Pro Forma Combined Condensed Balance Sheet

March 31, 2006

(In thousands)

	Accredited	Aames	Combined	Pro Forma Adjustments				Pro Forma Financials
				Debits		Credits
ASSETS
Cash and cash equivalents	$67,598	$30,993	$98,591	$106,808	(6)	$47,655	(3)	$50,936
						106,808	(2B)
Restricted cash	52,394	87,016	139,410					139,410
Accrued interest receivable	44,996	24,180	69,176					69,176
Mortgage loans held for sale, net	1,706,822	1,063,290	2,770,112	18,710	(2D)			2,788,822
Mortgage loans held for investment, net	7,615,849	3,656,520	11,272,369			16,552	(2D)	11,255,817
Derivative assets, including margin account	105,301	52,961	158,262					158,262
Deferred income tax asset, net	66,214	28,508	94,722	38,978	(2D)	863	(2D)	147,699
				14,862	(3)
Prepaid expenses and other assets	88,725	48,436	137,161					137,161
Furniture, fixtures and equipment, net	39,366	10,615	49,981					49,981
Goodwill				70,119	(2)			70,119

Total assets	$9,787,265	$5,002,519	$14,789,784	$249,477		$171,878		$14,867,383

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Credit facilities	2,272,657	$1,454,933	$3,727,590			$106,808	(6)	$3,834,398
Securitization financing	6,707,456	3,240,614	9,948,070					9,948,070
Income taxes payable, current	26,531	—	26,531					26,531
Accounts payable and accrued liabilities	76,927	50,797	127,724					127,724

Total liabilities	9,083,571	4,746,344	13,829,915			106,808		13,936,723

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST IN REIT SUBSIDIARY	97,922	—	97,922					97,922
STOCKHOLDERS’ EQUITY:

Common stock	22	619	641	$619	(2C)	4	(2A)	26
Additional paid-in capital	95,248	656,206	751,454	656,206	(2C)	226,962	(2A)	322,210
Accumulated other comprehensive income	30,978	—	30,978					30,978
Retained earnings	479,524	(400,650)	78,874			400,650	(2C)	479,524

Total stockholders’ equity	605,772	256,175	861,947	656,825		627,616		832,738

Total liabilities and stockholders’ equity	$9,787,265	$5,002,519	$14,789,784	$656,825		$734,424		$14,867,383

Accredited Home Lenders Holding Co. and Subsidiaries

Unaudited Pro Forma Combined Condensed Statement of Operations

Three Months Ended March 31, 2006

(In thousands, except per share amounts)

	Accredited	Aames	Combined	Pro Forma Adjustments				Pro Forma Financials
				Debits		Credits
REVENUES:
Interest income	$194,458	$112,045	$306,503			$1,379	(4)	$307,882
Interest expense	(112,136)	(72,947)	(185,083)	$1,428	(6)			(186,511)

Net interest income	82,322	39,098	121,420	1,428		1,379		121,371
Provision for losses on loans held for investment	(16,537)	(12,601)	(29,138)					(29,138)

Net interest income after provision	65,785	26,497	92,282	1,428		1,379		92,233
Gain on sale of loans, net	70,552	5,995	76,547					76,547
Loan servicing income	3,407	2,423	5,830					5,830
Other income	1,950	—	1,950					1,950

Total net revenues	141,694	34,915	176,609	1,428		1,379		176,560

OPERATING EXPENSES:
Total operating expenses	78,659	48,415	127,074					127,074

Income (loss) before income taxes and minority interest	63,035	(13,500)	49,535	1,428		1,379		49,486
Income tax provision	24,717	17	24,734			20	(7)	24,714
Minority interest-dividends on preferred stock of subsidiary	2,495	—	2,495					2,495

Net income (loss)	$35,823	$(13,517)	$22,306	$1,428		$1,399		$22,277

Earnings (loss) per common share:
Basic	$1.66	$(0.22)						$0.86
Diluted	$1.61	$(0.22)						$0.83
Weighted average shares outstanding: (a)
Basic	21,553	62,535						25,988
Diluted	22,279	62,535						26,714

(a)	Includes maximum shares to be issued.

Accredited Home Lenders Holding Co. and Subsidiaries

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended December 31, 2005

(In thousands, except per share amounts)

	Accredited	Aames	Combined	Pro Forma Adjustments				Pro Forma Financials
				Debits		Credits
REVENUES:
Interest income	$610,107	$340,515	$950,622			$8,276	(4)	$958,898
Interest expense	(309,953)	(170,942)	(480,895)	$4,580	(6)			(485,475)

Net interest income	300,154	169,573	469,727	4,580		8,276		473,423
Provision for losses on loans held for investment	(62,892)	(40,294)	(103,186)					(103,186)

Net interest income after provision	237,262	129,279	366,541	4,580		8,276		370,237
Gain on sale of loans, net	313,105	30,277	343,382					343,382
Loan servicing income	10,681	6,330	17,011					17,011
Other income	7,525	—	7,525					7,525

Total net revenues	568,573	165,886	734,459	4,580		8,276		738,155

OPERATING EXPENSES:
Total operating expenses	301,177	171,275	472,452					472,452

Income (loss) before income taxes and minority interest	267,396	(5,389)	262,007	4,580		8,276		265,703
Income tax provision	101,986	842	102,828	1,478	(7)			104,306
Minority interest-dividends on preferred stock of subsidiary	9,978	—	9,978					9,978

Net income (loss)	$155,432	$(6,231)	$149,201	$6,058		$8,276		$151,419

Earnings (loss) per common share:
Basic	$7.37	$(0.10)						$5.93
Diluted	$7.07	$(0.10)						$5.73
Weighted average shares outstanding: (a)
Basic	21,097	62,517						25,532
Diluted	21,990	62,517						26,425

(a)	Includes maximum shares to be issued.

NOTES TO THE UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS

Note (1) Basis of Presentation

The merger will be accomplished through the exchange of each outstanding share of Aames common stock into either 0.1030 of a share of Accredited common stock (exchange ratio of 0.1030) or an amount of cash paid by Accredited equal to $51.94 multiplied by the exchange ratio. The exchange ratio will be reduced in the event that Aames declares or pays a dividend prior to the closing of the merger. The unaudited pro forma combined condensed financial information does not take into account any such dividend. It is anticipated that the merger will be completed in the fall of 2006.

Estimated fair value adjustments for loans and other assets were determined by the management of Accredited with the assistance of certain investment banking and consulting firms. Actual fair value adjustments, where appropriate, will be determined as of the merger date and will be amortized and accreted into income to produce a level yield to maturity. The resulting premiums and discounts for purposes of the Pro Forma Financial Statements, where appropriate, are being amortized and accreted into income as more fully described in Note 4.

Deferred tax assets and liabilities were recorded to reflect the tax consequences associated with differences between the tax basis and book basis of the assets acquired and liabilities assumed, using a tax rate of 40%. Accredited’s actual effective tax rate for the year ended December 31, 2005 and for the three months ended March 31, 2006 were 38.1% and 39.2%, respectively. Accredited calculated an expected pro forma combined tax rate of 40% based on federal, state and local statutory tax rates in effect at December 31, 2005 and March 31, 2006.

Certain reclassifications have been made to Aames’s historical financial information in order to conform to Accredited’s financial information. $37,957 of advances and other receivables on Aames’ March 31, 2006 consolidated balance sheet have been reclassed as follows:

•	$24,180 to accrued interest receivable.

•	$13,777 to prepaid expenses and other assets.

These reclassifications have no effect on reported net income or net assets.

Pro Forma Adjustments

Note (2)

A reconciliation of the excess consideration paid by Accredited over Aames’s net assets acquired, or goodwill, is as follows (in thousands):

Cost to Acquire Aames:
Accredited Home Lenders Common Stock Issued	(2A	)				$226,966
Cash Paid to Aames Shareholders	(2B	)				106,808
Estimated Cash Paid for Transaction Costs, net of taxes(1)	(3)					32,793

Consideration Paid for Aames						366,567

Aames Net Assets at Fair Value:
Aames’s Stockholders’ Equity at March 31, 2006	(2C	)			$256,175

Fair Value Adjustments:
Loans Held-for-Sale	(2D	)	18,710
Loans Held-for-Investment, net	(2D	)	(16,552)
Deferred Tax Asset (net operating loss carry forward)	(2D	)		38,978

Fair Value Adjustments			2,158	38,978
Tax Effect of Fair Value Adjustments(1)			(863)

Total Adjustment to Net Assets Acquired			1,295	38,978	40,273

Adjusted Net Assets Acquired						296,448

Estimated Goodwill Recognized						$70,119

(1)	Assumed tax rate of 40%

NOTES TO THE UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS—(Continued)

Purchase accounting adjustments were estimated as follows:

A. Issuance of 4,434,668 shares of Accredited’s common stock at $51.18 (Accredited’s closing price on March 31, 2006) for Aames’s 63,316,224 outstanding shares of common stock at March 31, 2006 (including 1,433,554 shares upon vesting of restricted stock awards or acceleration of distributions with respect to restricted stock units) at an exchange ratio of 0.1030. These pro forma adjustments include $4,435 allocated to common stock and $226,961,890 allocated to additional paid in capital.

B. The merger agreement states that Accredited will pay no more that 32 percent of the aggregate merger consideration in cash.

C. Elimination of Aames’s stockholders’ equity at March 31, 2006.

D. Fair value adjustments reflect the allocation of the acquisition cost to assets acquired and liabilities assumed based on their estimated fair values and the estimated value of the net operating loss acquired.

Note (3)

Transaction and direct acquisition costs have been estimated in accordance with the criteria specified in FASB Statement No. 141 “Business Combinations” and in EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” and included in the Pro Forma Combined Condensed Balance Sheet as a component of Goodwill (See Note (2) above). A summary of these costs, based on Accredited’s and Aames’s preliminary estimates, are as follows (in thousands):

Professional Fees	$10,500
Merger Related Compensation and Severance	11,800
Facilities and Other Merger Related Costs	25,355

Total Pre-Tax Transaction Costs	47,655
Less: Related Tax Benefit	(14,862)

Estimated Transaction Costs, Net of Taxes	$32,793

Professional fees include investment banking, legal and other professional fees and expenses associated with stockholder and customer notifications. Merger related compensation and severance costs include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. Facilities and their costs include lease termination charges resulting from the closing of certain facilities and other various costs related to the merger. Refinements to the foregoing estimates may occur subsequent to the completion of the merger. All other costs incurred by Accredited will be capitalized or expensed as incurred, based on generally accepted accounting principles.

Note (4)

The following table summarizes the estimated fair value adjustments included on the Pro Forma Combined Condensed Balance Sheet and the estimated impact of amortizing and/or accreting the respective adjustments into income over their estimated useful lives (in thousands):

Category	(Discounts)	Estimated Life	Year Ended December 31, 2005 (Accretion)	Three Months Ended March 31, 2006 (Accretion)
Loans Held-for-Investment, net	$(16,552)	3 Years	$(8,276)	$(1,379)

Total	$(16,552)		$(8,276)	$(1,379)

The pro forma (accretion) above was recognized using the level yield method.

NOTES TO THE UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS—(Continued)

Note (5)

For the year ended December 31, 2005, basic and fully diluted weighted average common stock and common stock equivalents outstanding were determined by adding Accredited’s pro forma weighted average number of common and common stock equivalents giving effect to the Aames acquisition (See Note (2)) assuming 4,434,668 shares to be issued to Aames stockholders under the terms of the merger agreement (63,316,224 average shares of common stock outstanding for the twelve months ended December 31, 2005 including 1,433,554 shares upon vesting of restricted stock awards on acceleration of distributions with respect to restricted stock units at an exchange ratio of 0.1030).

For the three months ended March 31, 2006, basic and fully diluted weighted average number of shares of common stock and common stock equivalents outstanding were determined by adding Accredited’s pro forma weighted average number of shares of common stock and common stock equivalents giving effect to the Aames acquisition (See Note (2)) and 4,434,668 shares assumed to be issued to Aames stockholders under the terms of the merger agreement (63,316,224 average shares of common stock outstanding for the three months ended March 31, 2006 including 1,433,554 shares upon vesting of restricted stock awards or acceleration of distributions with respect to restricted stock units at an exchange ratio of 0.1030).

Note (6)

Represents additional borrowings available from voluntary and recoverable warehouse line paydowns to cover the cash portion of the purchase price. Interest expense on the warehouse debt is calculated at 5.34% for the three months ended March 31, 2006 and 4.28% for the year ended December 31, 2005.

Note (7)

We have assumed a tax rate, of 40% for the post-merger organization. The 40% rate is an estimate based upon the data we currently have available. While we believe the 40% rate is a reasonable estimate, the actual effective tax rate could be materially different.

We estimate the value of Aames’s net operating loss to the post-merger organization to be $48.5 million. The calculation of the value of a net operating loss is principally determined by applying a complex set of rules set forth in the Code to an estimate of Aames’s net operating loss immediately prior to the merger. Because the pro-forma financials have been prepared prior to the actual merger date, it was necessary to make a number of significant assumptions when calculating the value of the net operating loss available post-merger. The most significant assumptions made include, but may not be limited, to the following:

•	the amount of Aames net operating loss immediately prior to the merger;

•	the long-term exempt interest rate;

•	the net operating loss expiration dates attributable to the various Aames loss years;

•	the amount of built-in gains and losses for tax purposes;

•	the applicable state apportionment factors; and

•	the ability of the post-merger organization to utilize all available tax losses (subject to the statutory limitations).

INTERESTS OF CERTAIN PERSONS IN THE MERGER

The executive officers of Aames and the members of the Aames board of directors have interests in the merger that are different from, or in addition to, the interests of the Aames stockholders generally. Several executive officers of Aames, including A. Jay Meyerson, Aames’s Chief Executive Officer and Chairman of the Board of Directors, have employment or severance agreements and are or may become entitled to specific benefits under such agreements and employee benefit plans as a result of the merger. These executive officers of Aames may be entitled to receive compensation if the merger is completed. The Aames board of directors was aware of and discussed these potentially conflicting interests when it approved the merger.

Board of Directors of Accredited Following the Merger

The merger agreement provides that two directors of Aames, A. Jay Meyerson, the Chairman of the Board and Chief Executive Officer of Aames and an additional member of the Aames board of directors to be nominated by Accredited will join the board of directors of Accredited at the effective time of the merger. In mid-June 2006, Accredited nominated Stephen E. Wall to serve as that director.

Employment Arrangements Between Accredited and Aames’s Executive Officers

Employment Agreement with A. Jay Meyerson. In connection with the merger, Accredited has assumed, subject to completion of the merger, the employment agreement between Aames Investment Corporation, Aames Financial Corporation, and A. Jay Meyerson, dated November 3, 2004, as modified by a letter agreement with Mr. Meyerson, Mr. Meyerson will serve in a general advisory capacity to Accredited Home Lenders for a period of six months and for additional one month periods thereafter at the discretion of Accredited. During such employment relationship with Accredited, Mr. Meyerson will perform such duties as are reasonably requested by the chief executive officer of Accredited and consistent with Mr. Meyerson’s prior status as chief executive officer of Aames.

After the six month period, Mr. Meyerson will be entitled to a lump sum payment in cash equal to: (1) three times his annual base salary, plus (2) $1,950,000. In addition, at the termination of the employment relationship with Accredited, Mr. Meyerson will be entitled to annual premiums for his life insurance policy for a period of 36 months following his termination and annual premiums for continuation of health and dental insurance to him and his wife, respectively, until his and her 65th birthday. Pursuant to the employment agreement, if there is a “change in control” (as defined in the Amended and Restated Aames Investment Corporation 2004 Equity Incentive Plan) and Mr. Meyerson is required to pay an excise tax on any amounts payable to him as a result of that change in control pursuant to the “golden parachute” rules of Section 4999 of the Internal Revenue Code, he will be entitled to an additional amount such that he will receive on an after-tax basis an amount equal to the amount he would have received in the absence of the imposition of the tax.

Employment Agreement with Michael J. Matthews. In connection with the merger, Accredited has entered into an employment agreement with Mr. Matthews effective upon completion of the merger. Pursuant to the employment agreement, Mr. Matthews will initially be assigned the responsibility of supervising the integration of the production channels for both the retail and wholesale divisions, which Accredited anticipates will take six to nine months to complete. After such period, Mr. Matthews will remain a member of senior management of Accredited. Mr. Matthews will be entitled to (1) an annual base salary of $300,000, (2) a signing bonus of $150,000, (3) stock options to purchase 25,000 shares of Accredited’s common stock, and (4) incentive compensation consisting of cash bonus awards and an equity award. In the event Mr. Matthews is terminated by Accredited without cause (as such term is defined in the employment agreement) within the first three years of his employment with Accredited, Mr. Matthews will be entitled to receive a severance payment equal to two times his previous year’s total compensation (which includes his base salary and cash bonus award).

Employment Agreement with H. James Fullen. In connection with the merger, Accredited has entered into an employment agreement with Mr. Fullen effective upon completion of the merger. Pursuant to the employment agreement, Mr. Fullen will be employed as Director of Retail Operations. Mr. Fullen will be entitled to (1) an annual base salary of $250,000, (2) a signing bonus of $100,000, (3) stock options to purchase 15,000 shares of Accredited’s common stock, and (4) incentive compensation consisting of a cash bonus award and an equity award. In the event Mr. Fullen is terminated by Accredited without cause (as such term is defined in the employment agreement) within the first three years of his employment with Accredited, Mr. Fullen will be entitled to receive a severance payment equal to two times his previous year’s total compensation (which includes his base salary and cash bonus award).

Executive Severance Pay Plan

Each of the executive officers of Aames other than Mr. Meyerson is a participant in Aames’s executive severance plan. The plan entitles each participant to severance if his or her employment is terminated by Aames Financial without “cause” or by him or her with “good reason” (in each case, as defined in the plan). The type of severance benefits to which a participant is entitled depends on whether or not he is a member of Aames Financial’s “corporate management committee” (a committee comprised of certain of Aames’s senior executive officers who periodically review and evaluate Aames’s operations and performance, which includes, among others, each of the named executive officers participating in the plan) or a “designated executive officer.”

Generally, each participant is entitled to continued payment of his or her annual base salary in effect at the time of termination for the six months following his termination (unless he or she has been employed by Aames for less than six months, in which case he or she is entitled to receive one month’s salary for each month he has been employed). However, if the participant is a member of Aames’s corporate management committee, he or she is entitled to (1) (a) continued payment of his or her annual base salary in effect at the time of termination for the 12 months following his or her termination (unless he or she has been employed by Aames for less than 12 months, in which case he or she is entitled to receive one month’s salary for each month he has been employed) and (b) if he or she is also an Executive Vice President (as is each of the named executive officers participating in the plan) and the termination occurs within 90 days following a “change in control” (as defined in the plan), payment of an additional 12 months’ salary, and (2) payment of a performance bonus for the year in which the termination occurs, the amount of which will be determined and paid in accordance with Aames’s executive bonus plan subject to a pro-rata reduction for the portion of the bonus performance period following the date of termination. Additionally, if the participant is a designated executive officer, he or she is entitled to the benefits an Executive Vice President would receive, except that he or she is entitled to continued payment of his or her annual base salary in effect at the time of termination for the 24 months following his or her termination instead of 12 months (unless he or she has been employed by Aames for less than 12 months, in which case he or she is entitled to receive one month’s salary for each month he or she has been employed).

Equity-Based Awards

Under the terms of the Aames Investment Corporation equity incentive plan, or the Aames plan, and the form of restricted stock award thereunder, all outstanding restricted stock awards, including those awarded to executive officers of Aames, will fully vest and will cease to be subject to any restrictions upon completion of the merger. In addition, the distribution date with respect to restricted stock units previously granted to Aames employees, including Aames executive officers, will be accelerated to the closing date of the merger by virtue of the merger.

Finally, prior to the closing of the merger, and as permitted by the merger agreement, Aames will grant to employees a total of 208,334 shares of restricted stock pursuant to the Aames plan. The number of shares of restricted stock to be granted to each Aames executive officer is listed below. Each of these shares will fully vest upon closing of the merger.

A. Jay Meyerson	50,000
John P. Kim	16,667
Barry M. Levine	16,667
John F. Madden, Jr.	16,667
Michael J. Matthews	16,667
Jon D. Van Deuren	16,667
Mark A. Bragg	8,333

Indemnification and Insurance

Accredited has agreed to indemnify present and former directors and officers of Aames against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such individual is or was a director, officer, employee or agent of Aames.

Accredited has also agreed that, for six years from the time the merger becomes effective, it will maintain in effect Aames’s current directors’ and officers’ liability insurance policies for those persons who are currently covered by the policies. Accredited will not, however, be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by Aames for such insurance. If the annual premiums of such insurance coverage exceed this amount, Accredited only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Further, Accredited may meet its obligations described in this paragraph by covering the relevant persons under its own insurance policies.

See “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

THE MERGER AGREEMENT

We believe this summary describes the material terms of the merger agreement. However, we recommend that you read carefully the complete agreement for the precise legal terms of the merger agreement and other information that may be important to you. The merger agreement is included in this joint proxy statement and prospectus as Annex A.

Form of Merger

If all the conditions to the merger are satisfied or waived in accordance with the merger agreement, Aames will merge with and into AHL Acquisition, LLC, a wholly owned subsidiary of Accredited. The merger will become effective when articles of merger are filed with and accepted by the Maryland State Department of Assessments and Taxation.

Consideration to be Received in the Merger

Based upon the number of shares of Aames common stock outstanding at the time the parties entered into the merger agreement, the aggregate consideration to be paid to holders of Aames common stock at the closing of the merger will consist of approximately 4,434,000 shares of Accredited stock and approximately $109.0 million in cash, each of which is subject to adjustment as described below. Based on the closing price of Accredited’s common stock on July 31, 2006, the last practicable date prior to the mailing of this joint proxy statement and prospectus, the aggregate value of the merger consideration will be approximately $310 million. The aggregate merger consideration and the cash consideration paid to stockholders of Aames will be reduced by the REIT dividends, if any, paid or declared to Aames stockholders prior to the closing. As a result of the merger, each share of Aames common stock issued and outstanding immediately prior to the merger will be converted into the right to receive one of the following:

(1) cash in an amount equal to $51.94 multiplied by the exchange ratio (described below), which we refer to as the cash consideration, or

(2) a fraction of a share of Accredited common stock equal to the exchange ratio, which we refer to as the stock consideration.

The exchange ratio was initially set at 0.1030. This means that on the day that we executed the merger agreement each share of Aames common stock would have been converted into $5.35 in cash or a fraction of a share of Accredited common stock that had a value of $5.35 (based on the closing price of Accredited common stock on the day that we executed the merger agreement). However, the value of the stock consideration will fluctuate with changes in the value of Accredited common stock. See “Risk Factors—Value of Accredited common stock to be received in the merger will fluctuate; all holders may not receive the same value.”

In addition, if Aames declares or pays a dividend prior to the closing, the exchange ratio will be reduced. We will reduce the exchange ratio by multiplying it by 1 minus a fraction, of which the numerator is the amount of any dividends Aames pays prior to closing and the denominator is the “aggregate consideration” to be paid by Accredited for Aames. The aggregate consideration is the product of (1) $5.35 and (2) the aggregate number of shares of Aames common stock outstanding or issuable in respect of Aames restricted stock awards or restricted stock units immediately prior to the consummation of the merger. As of the date of merger agreement, the aggregate consideration was approximately $340 million.

Subject to the proration and allocation provisions described below, Aames stockholders will be entitled to elect the form of consideration that they are to receive with respect to each of their shares of Aames common stock. To understand how the proration and allocation provisions work, you need to be familiar with two concepts: the cash pool and the cash election number.

The portion of the aggregate consideration (defined above) that will be payable in cash, which we refer to as the cash pool, is equal to approximately $109 million. At the date of the merger agreement, the cash pool represented approximately 32% of the aggregate consideration. However, if Aames declares or pays a dividend prior to the closing, the cash pool will be reduced by the aggregate amount of dividends paid by Aames prior to closing. The maximum number of shares of Aames common stock convertible into the right to receive cash in the merger, or the cash election number, will be determined by dividing the cash pool by the cash consideration (defined above).

Under the merger agreement, Aames is required to pay prior to closing a dividend in an amount equal to Aames’s estimated 2006 REIT taxable income plus any other amounts that Aames would need to distribute to qualify as a REIT for its final taxable year and to avoid to the extent reasonably possible the incurrence of income or excise tax. Aames currently estimates that, if the closing were to occur on September 30, 2006, it would pay a dividend of approximately $30 million in the aggregate (or $0.48 per share) pursuant to this provision, although Aames cannot provide any assurance as to the amount of any such dividend.

Example: By way of example only, if Aames were to declare dividends prior to closing in the aggregate amount of $30 million (and using the approximate value of aggregate merger consideration of $340 million), then:

•	the exchange ratio would be reduced as follows:

0.1030 x (1 - $30 million/$340 million) or 0.0939

•	and each share of Aames common stock would be converted into one of the following:

cash in an amount equal to $4.88 ($51.94 x 0.0939), or

0.0939 of a share of Accredited common stock (which had a value of $4.26 based on the closing price of Accredited common stock on July 31, 2006)

•	and the cash pool will have been reduced to approximately $79 million, with the remaining consideration payable in shares of Accredited common stock.

An election to receive only cash is called a “cash election” and an election to receive all stock is called a “stock election.” Shares held by Aames stockholders who do not make an election will be deemed to have made a “non-election” and Accredited will determine, in its sole discretion, which shares in respect of which of those shares have made cash elections or stock elections.

If Aames stockholders make cash elections in excess of the cash available for distribution, the aggregate excess number of Aames shares in respect of which a cash election was made will be converted into shares in respect of when a stock election was made on a pro-rata basis for each Aames stockholder who made such an election.

If Aames stockholders make stock elections in excess of the stock available for distribution, the aggregate excess number of Aames shares in respect of which a stock election was made will be converted into shares in respect of when a stock election was made on a pro-rata basis for each Aames stockholder who made such an election.

All shares of Aames common stock held by Accredited will be cancelled at the effective time of the merger, and no consideration will be delivered in exchange for such shares.

Exchange Agent; Procedures for Exchange of Certificates

Exchange Agent. Accredited has appointed U.S. Stock Transfer Corporation as the exchange agent that will be responsible for exchanging certificates representing shares of Aames common stock for the consideration to be received by Aames stockholders in the merger. At the time the merger becomes effective, Accredited will deposit the consideration with the exchange agent. Each record holder of Aames common stock is being provided, in connection with this joint proxy statement and prospectus, with an election form and instructions for surrendering the record holder’s Aames stock certificates or book entry shares in exchange for the payment due under the merger agreement. Holders of Aames common stock who wish to elect to receive cash or Accredited common stock must return to the exchange agent the completed election form delivered with this joint proxy statement and prospectus on or before the second business day prior to the closing of the merger, in accordance with the instructions in such election form. The election form should then be returned to the exchange agent together with such holder’s share certificate(s) as soon as possible.

The certificates and book-entry shares representing Aames common stock will be canceled at the effective time of the merger. After the effective time of the merger, each certificate or book-entry share representing shares of Aames common stock that has not been surrendered will represent only the right to receive the merger consideration and each of the items, as the case may be, enumerated below.

Dividends. Holders of Aames common stock will not be entitled to receive any dividends or other distributions payable by Accredited to holders of its common stock until they exchange their Aames stock certificates for shares of such stock. After they deliver their Aames stock certificates to the exchange agent, those stockholders will be eligible to receive, subject to applicable laws, accumulated dividends and distributions, if any, without interest. Accredited does not currently pay any dividends on its common stock.

Fractional Shares. No fractional shares of Accredited common stock will be issued upon the surrender of certificates representing shares of Aames common stock. No dividend or other distribution of Accredited will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Accredited.

Holders of Aames common stock otherwise entitled to fractional shares of Accredited will receive a cash payment instead of such fractional shares. The cash payment will be equal to the product obtained by multiplying the fractional share interest the stockholder would be entitled to receive by the average reported closing sales price for a share of Accredited common stock for five consecutive trading days immediately before the closing date.

Antidilution Adjustments. The merger consideration will be adjusted if, before the merger becomes effective, the number of outstanding shares of Accredited common stock or the number of outstanding securities convertible or exchangeable into or exercisable for shares of Accredited common stock is increased or decreased or such shares are changed into a different class as a result of reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction.

Appraisal Rights. Under Delaware law, where Accredited is incorporated, holders of Accredited common stock do not have the right to receive an appraisal of the value of their shares of Accredited common stock in connection with the merger.

Under Maryland law, where Aames is incorporated, holders of Aames common stock do not have the right to receive an appraisal of the value of their shares of Aames common stock in connection with the merger.

Withholding Rights. Accredited will be entitled to deduct and withhold from the consideration payable to any holder of shares such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If Accredited withholds amounts, such amounts shall be remitted by Acquiror or the Surviving Company, as applicable, to the applicable governmental entity and treated for all purposes of the merger as having been paid to the holders.

Representations and Warranties

In the merger agreement, Aames and Accredited each made representations and warranties to the other with respect to, among other things:

•	organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

•	capitalization matters;

•	authorization of its execution, delivery and performance, and the enforceability, of the merger agreement;

•	the fairness of the merger, from a financial perspective to its stockholders;

•	the absence of defaults or violations under its charter and bylaws and certain other agreements and laws as a result of the contemplated transactions;

•	filings with the SEC and the accuracy and completeness of the information contained in such filings;

•	the absence of material changes in its businesses and financial condition since December 31, 2005;

•	the absence of undisclosed material liabilities required to be disclosed under accounting principles generally accepted in the United States;

•	the absence of litigation or undisclosed material violations of laws or government orders;

•	employee benefit matters;

•	environmental matters;

•	this proxy statement and prospectus and the registration statement to be filed in connection with the issuance of Accredited common stock in the merger, and the accuracy of the information contained herein and therein;

•	tax matters;

•	intellectual property matters;

•	title and related matters; and

•	the receipt of opinions from its financial advisor.

In addition, Aames made representations and warranties to Accredited with respect to, among other things:

•	its equity investments;

•	its required stockholder approval with respect to the merger;

•	its legal proceedings;

•	its material contracts;

•	its real property; and

•	its mortgage banking business.

Accredited also made additional representations and warranties to Aames with respect to Accredited’s having the funds necessary to satisfy its obligations under the merger agreement available.

All representations of Aames and Accredited expire at the time the merger becomes effective.

Covenants in the Merger Agreement

Aames’s Interim Operations. Aames has agreed that, until the merger has been completed or the merger agreement has been terminated, it will conduct its business in all material respects in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact its current business organization, keep the services of key officers and employees available, and preserve its material business relationships. Aames has also agreed that it and, where applicable, its subsidiaries will generally not do the following without Accredited’s consent:

•	Governing Documents. Propose or adopt any amendments to corporate charters or bylaws.

•	Business Combinations; Assets. Enter into any business combinations or acquisitions or dispositions of material amounts of assets or securities except for this merger.

•	Issuance of Capital Stock. Issue or authorize the issuance of any shares of capital stock of any class, except that it may (1) issue Aames common stock pursuant to options and grants outstanding on the date of the merger agreement under existing stock plans and (2) issue up to approximately 208,000 shares of restricted stock to be granted under the Aames equity incentive plan.

•	Dividends and Distributions. Authorize or pay any dividends on, or make any distribution with respect to, its outstanding shares of capital stock other than any dividend or distribution by a wholly owned subsidiary of Aames to Aames or any of its wholly owned subsidiaries, except that Aames is required to distribute a cash dividend equal to 100% of Aames’s estimated 2006 real estate investment trust taxable income plus any other amounts that Aames would need to distribute to qualify as a REIT for its final taxable year and to avoid to the extent reasonably possible the incurrence of income or excise tax.

•	Changes to Capital Stock. Reclassify, combine, split, purchase or redeem any shares of capital stock or purchase or redeem any rights, warrants or options to acquire any such shares.

•	Indebtedness. Incur, assume or prepay any indebtedness or other liabilities for borrowed money or issue any debt securities, other than incurrences and repayments of indebtedness under existing credit facilities and new credit facilities that do not require commitment fees and for borrowings not in excess of $150,000,000 and not to assume, guarantee, endorse or otherwise become liable for the obligations of any other person other than wholly owned subsidiaries except for guarantees by subsidiaries of the company permitted under the merger agreement.

•	Amendments to Plans. Enter into or amend any severance agreement or employee benefit plan or increase the compensation or benefits of its directors, officers, or employees, except as contemplated by law, existing contracts, plans or policies or in the ordinary course of business. Changes in the ordinary course of business are permitted only with respect to Aames employees who are not officers, except for changes relating to annual bonuses and other incentive awards.

•	Loans, Advances, Capital Contributions. Make or forgive any loans, advances or capital contributions to, or investments, other than advances to employees in the ordinary course of business in accordance with Aames’s established policies, except intracompany loans.

•	Properties and Assets. Sell, lease, license or otherwise subject to any lien or otherwise dispose of any properties or assets (including securitizations) other than in the ordinary course of business, not to modify or terminate any material contracts or waive any material rights, and not to permit insurance coverage to lapse, be cancelled or expire unless a substantially identical policy is in effect as of the date of lapse, cancellation or expiration.

•	Accounting Methods. Change accounting methods unless required by accounting principles generally accepted in the United States.

•	Tax Election. Make any material tax election.

•	Tax Treatment. Take any actions that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

•	Agree to Take Actions. Not to take or agree to take any of the foregoing actions or take any action which would result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

Accredited’s Interim Operations. Accredited has agreed that, until the merger has been completed or the merger agreement has been terminated, it will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact its current business organization, keep the services of key officers and employees available, and preserve its material business relationships. Accredited has also agreed that it, where applicable, its subsidiaries will generally not do the following without Aames’s consent:

•	Governing Documents. Amend its certificate of incorporation, bylaws or similar organizational documents.

•	Dividends and Distributions. Authorize or pay any dividends on, or make any distribution with respect to, its common stock other than regular quarterly cash dividends or any dividends paid by any subsidiary of Accredited to Accredited or to any subsidiary that is wholly owned by Accredited and any dividends payable by its REIT subsidiary with respect to its 9.75% Series A perpetual cumulative preferred stock as required by its charter documents.

•	Agree to Take Actions. Take or agree to take any of the foregoing actions or take any action which would result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

Investigation. Aames has agreed, subject to legal and contractual restrictions, that until the merger becomes effective or the merger agreement is terminated, it will afford Accredited’s representatives reasonable access to Aames’s properties, offices, employees, contracts, commitments, books and records and any documents filed or received by Aames pursuant to applicable securities laws, and to furnish to Accredited any additional information about Aames’s businesses and properties as Accredited may reasonably request. Aames will not, however, be required to disclose competitively sensitive information. Except as required by law, Accredited will hold all non-public information provided under the merger agreement in confidence.

Accredited will afford Aames’s representatives reasonable access to Accredited’s officers, employees, and books and records to the extent reasonably necessary in connection with the preparation of this proxy statement. Except as required by law, Aames will hold all information provided under the merger agreement in confidence.

Stockholder Approvals and Other Cooperation. Each of Aames and Accredited has agreed to call a special meeting of its stockholders as soon as practicable for considering and taking action upon the approval of this merger. Aames and Accredited have also agreed to prepare and file this document with the SEC, and, subject to their respective fiduciary duties, to include in this document the recommendation of their respective boards of directors that their respective stockholders approve the merger of Aames with and into Merger Sub, a wholly owned subsidiary of Accredited, pursuant to the merger agreement, dated as of May 24, 2006 by and among Aames, Accredited and Merger Sub and, in the case of Accredited, that the Accredited stockholders approve the issuance of Accredited common stock in connection with the merger and approve an amendment to the Accredited Amended and Restated Certificate of Incorporation to increase the number of authorized shares of its common stock.

Accredited has agreed to prepare and file the registration statement and use its reasonable best efforts to have the registration statement declared effective by the SEC as promptly as practicable after it is filed, to cause this proxy statement and prospectus to be mailed to Aames stockholders at the earliest practicable date after the registration statement is declared effective, to take all actions required under state blue sky or securities laws in connection with the issuance of shares of Accredited common stock in the merger, and to use its best efforts to cause the shares of Accredited common stock to be issued in the merger to be approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

Aames and Accredited have agreed to cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the contemplated transactions and to grant such approvals and take such actions as are reasonably necessary to eliminate or minimize the effects of any anti-takeover statutes or regulations which may become applicable to the merger.

In addition, the merger agreement contains general covenants requiring Aames and Accredited to act in good faith and use commercially reasonable efforts to do all things necessary, proper or advisable to consummate the contemplated transactions.

•	Public Announcements. Aames and Accredited agreed not to make any public announcements with respect to the merger agreement and the transactions contemplated thereby without first getting the approval of the other, which may not be unreasonably withheld.

•	Tax Matters. Aames and Accredited agreed to use all reasonable efforts to cause the merger to qualify as a reorganization under Section 368(a) of the Code.

•	Affiliates. Aames will deliver to Accredited a list identifying all persons who are deemed to be “affiliates” of Aames for purposes of Rule 145 under the Securities Act, and will notify Accredited of any changes thereafter to the list.

•	Disclosure Supplements. The parties will amend their respective disclosure schedules, if the need arises and will provide the other party with such updated schedules.

No Solicitation

Except in response to an unsolicited bona fide written acquisition proposal that the Aames board of directors concludes in good faith is or is reasonably likely to result in a superior proposal (i.e., would provide greater aggregate value to the Aames stockholders) and after providing reasonable advance notice to Accredited, Aames has agreed that neither it nor any of its directors, officers, employees or any representatives retained by it will, directly or indirectly through another person:

•	solicit, initiate, encourage, or otherwise knowingly facilitate any inquiries (whether by furnishing information or otherwise) or the making of any acquisition proposal, or

•	participate in any discussions or negotiations regarding an acquisition proposal.

In addition, Aames’s board of directors or any of its committees determines in good faith, based on advice of legal and financial advisors, that its failure to withdraw its recommendation of the merger agreement would be inconsistent with its fiduciary duties under applicable law, neither Aames’s board of directors nor any of its committees will do any of the following:

•	withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Accredited, the recommendation by the board of directors or any committee, of the merger or the merger agreement,

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal, or

•	cause Aames to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal.

However, in response to a superior proposal, Aames may:

•	withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Accredited, the recommendation by the board of directors or any committee, of the merger or the merger agreement,

•	approve or recommend, or propose publicly to approve or recommend, any superior proposal, or

•	terminate the merger agreement and concurrently with or after termination enter into any acquisition agreement with respect to any superior proposal but only after the fifth business day following Accredited’s receipt of a written notice advising Accredited that Aames’s board of directors is prepared to accept a superior proposal to which the most current version of any such proposal or any draft of an acquisition agreement is attached.

The merger agreement does not prohibit Aames from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or from making any disclosure to the Aames stockholders required by applicable law.

Employee Matters

For the two-year period immediately following the effective date of the merger, Accredited has agreed to maintain employee benefit plans, programs, policies and arrangements, wages or salaries, as applicable, and bonus and other incentive compensation plans, programs, policies and arrangements for each individual then employed by Accredited who was an employee of Aames immediately prior to the effective time of the merger, which are, in the aggregate, no less favorable than those provided by Aames immediately prior to the effective time of the merger.

Accredited has agreed that each person employed by Accredited who is an employee of Aames immediately prior to the effective time of the merger, an Aames Employee, will be given credit for all service with Aames prior to the effective time of the merger:

•	for all purposes (other than benefit accrual under any defined benefit pension plan) under all employee benefit plans, programs and arrangements maintained by or contributed to by Accredited in which such Aames Employee became a participant for purposes of eligibility to participate, vesting and determination of level of benefits; and

•	for purposes of calculating the amount of each Aames Employee’s benefits under all Accredited severance and vacation pay plans, programs, policies and arrangements.

Accredited has also agreed to:

•	waive, or cause to be waived, all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Aames Employees under any Accredited welfare benefit plans that such Aames Employees may be eligible to participate in after the effective time of the merger, except to the extent such limitations or waiting periods are already in effect with respect to such employees and have not been satisfied as of the acquisition under any welfare benefit plan maintained for the Aames Employees immediately prior to the effective time of the merger; and

•	provide each Aames Employee with credit for any co-payments, deductibles and other out-of-pocket expenses incurred prior to the acquisition in satisfying any applicable co-payment, deductible and other out-of-pocket expense requirements under any Accredited welfare plans that such Aames Employees are eligible to participate in after the effective time of the merger, as if those deductibles, co-payments and other out-of-pocket expenses had been incurred under the welfare plans in which such employees are eligible to participate after the effective time of the merger.

Accredited may require that Aames terminate the Aames 401(k) savings plan by providing it with notice at least fifteen days prior to the closing of the merger. If it receives such notice, Aames must provide evidence to Accredited that the savings plan will be terminated effective as of the day immediately preceding the closing. Accredited has agreed to, consistent with its 401(k) savings plan and applicable law, allow those Accredited employees who were employees of Aames or an Aames subsidiary immediately prior to the closing to participate in the Accredited 401(k) savings plan.

Indemnification; Directors’ and Officers’ Insurance

Accredited has agreed to indemnify present and former directors and officers of Aames and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such individual is or was a director, officer, employee or agent of Aames or its subsidiaries.

Accredited has also agreed that, for six years from the time the merger becomes effective, it will maintain in effect Aames’s and its subsidiaries’ current directors’ and officers’ liability insurance policies for those persons who are currently covered by the policies. Accredited will not, however, be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by Aames for such insurance. If the annual premiums of such insurance coverage exceed this amount, Accredited will only be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Further, Accredited may meet its obligations described in this paragraph by purchasing comparable tail insurance.

Conditions Precedent to the Merger

The merger agreement contains certain conditions to the parties’ obligations to complete the merger. The parties will not be obligated to complete the merger unless at or before the time the merger becomes effective:

•	Stockholder Approval. The requisite approval of Aames stockholders and Accredited stockholders has been obtained.

•	Nasdaq National Market. The shares of Accredited common stock issuable in the merger are approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

•	Injunctions or Restraints. No court or other governmental entity of competent jurisdiction shall have enacted, entered or enforced, a law or order or shall have a pending order or regulation that if enforced would in effect enjoin the agreement.

•	Governmental and Regulatory Consents. All consents and approvals of, filings with and notices to any governmental entity in connection with the merger have been made and or obtained, except where the failure to do so would not have a material adverse effect on Aames or put the parties at risk of criminal sanctions.

•	Registration Statement. The registration statement relating to this joint proxy statement and prospectus is effective, and no stop order suspending effectiveness has been issued.

In addition, Accredited will not be obligated to complete the merger unless:

•	Tax Opinion. Accredited has received an opinion of DLAPRGC to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

•	Representations and Warranties. The representations and warranties of Aames contained in the merger agreement are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), provided that the condition described in this paragraph will be deemed to have been met so long as any failure of those representations and warranties which are not explicitly qualified by materiality to be so true and correct does not individually or in the aggregate have a material adverse effect on Aames.

•	Agreements and Covenants. Aames has performed and complied in all material respects with all agreements and obligations required by the merger agreement before the time the merger becomes effective.

•	Certificate. Aames has delivered to Accredited a certificate of an officer evidencing compliance with the conditions described in the two preceding paragraphs.

•	No Material Adverse Effect. Aames has not experienced any change in circumstances that has had, or is reasonably likely to have, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Aames and its subsidiaries taken as a whole or to the ability of Aames to perform timely its obligations under the merger agreement or to consummate the merger on a timely basis.

•	REIT Opinion. Aames has received an opinion from Sullivan & Cromwell to the effect that Aames has been formed and operated in compliance with applicable REIT requirements.

•	Affiliates Letters. Accredited has received from the officers and directors of Aames and Specialty Finance Partners an affiliates letter covering matters related to the disposition of any shares of Accredited common stock they receive in the merger.

•	Third-Party Consents. All consents and approvals of any third party required under a material contract of Aames in connection with the merger have been made and or obtained, except where the failure to do so would not have a material adverse effect on Aames.

•	401(k) Plan Termination. Aames has terminated its 401(k) plan if directed to do so by Accredited in accordance with the merger agreement.

Aames will not be obligated to complete the merger unless:

•	Tax Opinion. Aames has received an opinion of Sullivan & Cromwell to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

•	Representations and Warranties. The representations and warranties of Accredited contained in the merger agreement are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), provided that the condition described in this paragraph will be deemed to have been met so long as any failure of those representations and warranties which are not explicitly qualified by materiality to be so true and correct does not individually or in the aggregate have a material adverse effect on Accredited.

•	Agreements and Covenants. Accredited has performed and complied in all material respects with all agreements and obligations required by the merger agreement before the time the merger becomes effective.

•	Certificate. Accredited has delivered to Aames a certificate of an officer evidencing compliance with the conditions described in the two preceding paragraphs.

•	No Material Adverse Effect. Accredited has not experienced any change in circumstances that has had, or is reasonably likely to have a material adverse effect on Accredited.

Termination

The merger agreement may be terminated at any time before the merger becomes effective, in any of the following circumstances:

•	By the mutual written consent of Aames and Accredited.

•	By either Accredited or Aames if the merger has not become effective by December 15, 2006. If on December 15, 2006 the merger has not been completed due to a failure to obtain required governmental consents, then such date will be extended to the earlier of: (i) two business days after obtaining such consents; and (ii) February 1, 2007.

•	By either Accredited or Aames if a final and non-appealable order, decree, ruling or injunction has been entered permanently prohibiting the consummation of the merger.

•	By Aames in order to accept a superior proposal, so long as Aames complies with the covenants described under “No Solicitation” above and pays the termination fee contemplated in the merger agreement.

•	By Accredited or Aames if the Aames stockholders do not approve the merger.

•	By Accredited or Aames if the Accredited stockholders do not approve the merger.

•	By Accredited if there has been a material violation or breach by Aames of any agreement, representation or warranty contained in the merger agreement that has rendered the satisfaction of any condition to the obligations of Accredited impossible.

•	By Aames if there has been a material violation or breach by Accredited of any agreement, representation or warranty contained in the merger agreement that has rendered the satisfaction of any condition to the obligations of Aames impossible.

Termination Fee

Aames may terminate the merger agreement if it receives a superior proposal subject to (1) Accredited’s right to match the superior proposal within three business days and (2) payment to Accredited by Aames if a $10 million termination fee is Accredited does not match the offer.

In addition, Aames must pay Accredited a $10 million termination fee if the merger is terminated:

•

By either party, if Aames does not obtain the stockholder approval required to approve the merger, a proposal or intention to make a proposal for an alternative transaction has been made publicly prior to termination and Aames enters into an agreement or consummates an alternative transaction within 12 months of the termination for consideration equal to or greater than $6.00 per share of Aames common stock.

•	By Accredited,

•	due to Aames’s willful breach, a proposal or intention to make a proposal for an alternative transaction has been made publicly prior to termination and Aames enters into an agreement or consummates an alternative transaction within 12 months of the termination for consideration equal to or greater than $5.00 per share of Aames common stock; or

•	due to Aames’s board of directors withdrawing or adversely modifying its recommendation for approval of the merger and Aames enters into an agreement or consummates an alternative transaction within 12 months of the termination for consideration equal to or greater than $6.00 per share of Aames common stock.

Costs and Expenses

Accredited and Aames will pay their own costs and expenses in connection with the merger agreement and the contemplated transactions.

Amendments and Waivers

At any time before the merger becomes effective, the parties may amend or supplement any of the terms of the merger agreement by mutual agreement in writing, subject to the provisions of applicable law.

OWNERSHIP OF COMMON STOCK

Beneficial Ownership of Accredited Common Stock

The following table is based upon information supplied to Accredited by its officers, directors and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Accredited knows of no agreements among its stockholders that relate to the voting of, or dispositive power over, its common stock and, unless otherwise indicated and subject to community property laws where applicable, Accredited believes that each of the stockholders named in the following table has sole voting and investment power with respect to the shares indicated as beneficially owned by each. The number of shares beneficially owned by each person or group as of June 27, 2006 includes shares of common stock such person had the right to acquire on or within 60 days of that date (i.e., August 26, 2006).

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage Owned(2)
Earnest Partners, LLC(3) 75 Fourteenth Street, Suite 2300 Atlanta, GA 30309	4,220,584	19.5%

Ruane, Cunniff & Goldfarb, Inc.(4) 767 Fifth Avenue, Suite 4701 New York, NY 10153-4798	1,688,304	7.8%

Perry Corp.(5) 599 Lexington Avenue New York, NY 10022	1,600,000	7.4%

Eubel Brady & Suttman Asset Management, Inc.(6) 7777 Washington Village Dr. Dayton, OH 45459	1,333,145	6.1%

Goldman Sachs Asset Management, L.P.(7) 32 Old Slip New York, NY 10005	1,320,515	6.1%

James A. Konrath(8)	1,856,270	8.6%
Joseph J. Lydon(9)	805,530	3.7%
Ray W. McKewon(10)	358,042	1.6%
Stuart D. Marvin(11)	60,762	*
Jeffrey W. Crawford(12)	47,908	*
Jody A. Gunderson(13)	52,835	*
John S. Buchanan(14)	21,899	*
Richard T. Pratt(15)	22,280	*
James H. Berglund(16)	15,621	*
Gary M. Erickson(17)	15,585	*
Bowers W. Espy(18)	8,750	*
Directors and executive officers as a group (12 persons)(19)	3,310,406	15.3%

*	Less than 1%.
(1)	Unless otherwise stated, the business address of each person included in the table is c/o Accredited Home Lenders Holding Co., 15090 Avenue of Science, San Diego, California 92128.
(2)	Calculated on the basis of 21,559,330 shares of common stock outstanding as of June 27, 2006, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after June 27, 2006, are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(3)	Based on a Schedule 13G filed by Earnest Partners, LLC on January 30, 2006. Earnest Partners, LLC retains sole voting power with respect to 1,105,200 of its 4,220,584 shares, and shared voting power with respect to 1,284,484 of its 4,220,584 shares. Earnest Partners, LLC retains sole dispositive power with respect to all 4,220,584 shares.
(4)	Based on a Schedule 13G filed by Ruane, Cunniff & Goldfarb, Inc. with the SEC on February 14, 2006. Ruane, Cunniff & Goldfarb retains sole voting power with respect to 1,532,743 of its 1,688,304 shares, and retains sole dispositive power with respect to all of its 1,688,304 stores.
(5)	Based on a Schedule 13G filed by Perry Corp. with the SEC on February 13, 2006. Perry Corp. is a private investment firm, and Richard C. Perry is its President and sole stockholder. Perry Corp. retains sole voting and dispositive power with respect to all of its 1,600,000 shares.
(6)	Based on a Schedule 13G filed by Eubel Brady & Suttman Asset Management, Inc. with the SEC on February 14, 2006. Eubel Brady & Suttman retains sole voting and dispositive power with respect to all of its 1,333,145 shares.
(7)	Based on a Schedule 13G filed by Goldman Sachs Asset Management, L.P. with the SEC on January 31, 2006. Goldman Sachs Asset Management retains sole voting power on 1,058,609 of its 1,301,626 shares and sole dispositive power with respect to all of its 1,301,626 shares.
(8)	Includes 1,356,270 shares held in a family trust and 500,000 shares held in annuity trusts.
(9)	Includes 800,000 shares held in a family trust and 5,530 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing on termination.
(10)	Includes 333,584 shares held by trust, 200 shares held indirectly by spouse and 24,258 shares of phantom stock vested under the Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing following termination.
(11)	Includes 25,000 shares subject to options that may be exercisable within 60 days of June 27, 2006 and 28,480 shares subject to vesting and Accredited’s reacquisition right.
(12)	Includes 40,437 shares held in a family trust and 3,833 shares subject to options that may be exercised within 60 days of June 27, 2006 and 3,638 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing on termination.
(13)	Includes 46,625 shares subject to options that may be exercised within 60 days of June 27, 2006 and 2,460 shares of phantom stock vested under Accredited’s Deferred Compensation Plan hat will be settled in shares of common stock on a one-for-one basis, commencing on termination .
(14)	Includes 10,678 shares held in a family trust, 9,625 shares subject to options that may be exercised within 60 days of June 27, 2006 and 1,596 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing on termination.
(15)	Includes 13,125 shares subject to options that may be exercised within 60 days of June 27, 2006 and 2,460 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing on termination.
(16)	Includes 13,125 shares subject to options that may be exercised within 60 days of June 27, 2006 and 2,496 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing on termination.
(17)	Includes 13,125 shares subject to options that may be exercised within 60 days of June 27, 2006 and 2,460 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis, commencing on termination.
(18)	Includes 8,750 shares subject to options that may be exercised within 60 days of June 27, 2006.
(19)	Includes 151,458 shares subject to options exercisable within 60 days of June 27, 2006 and 46,670 shares of phantom stock vested under Accredited’s Deferred Compensation Plan that will be settled in shares of common stock on a one-for-one basis.

Beneficial Ownership of Aames Stock

The following table is based upon information supplied to Aames by its officers, directors and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Aames knows of no agreements among its stockholders that relate to the voting of, or dispositive power over, its common stock and, unless otherwise indicated and subject to community property laws where applicable, Aames believes that each of the stockholders named in the following table has sole voting and investment power with respect to the shares indicated as beneficially owned by each. The number of shares beneficially owned by each person or group as of June 27, 2006 includes shares of common stock such person had the right to acquire on or within 60 days of that date (i.e., August 26, 2006), including upon the distribution of common stock pursuant to the terms of any restricted stock unit agreement or restricted stock award agreement to which he is a party.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percentage Owned(2)
Specialty Finance Partners (and affiliates)(3) 54 Thompson Street New York, New York 10012	13,944,742	(4)	22.51%

Friedman, Billings, Ramsey Group, Inc.(5) 1001 19th Street North Arlington, Virginia 22209	4,707,900		7.60

AMVESCAP PLC (and affiliates)(6) 30 Finsbury Square London EC2A 1AG United Kingdom	4,317,100	(7)	6.97

Hotchkis and Wiley Capital Management, LLC(8) 725 South Figueroa Street, 39th Floor Los Angeles, California 90017	5,915,840	(9)	9.55

Wellington Management Company, LLP(10) 75 State Street Boston, Massachusetts 02109	3,928,950	(11)	6.34

Bay Pond Partners, L.P. (and affiliates)(12) c/o Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	3,297,289	(13)	5.32

Munder Capital Management(14) Munder Capital Center 480 Pierce Street Birmingham, Michigan 48009	3,816,441	(15)	6.16

Dr. Jenne K. Britell Ph.D.	17,874		*
David H. Elliott	18,014	(16)	*
John F. Farrell, Jr.	18,772		*
John P. Kim	8,860	(17)	*
Barry M. Levine	63,139	(18)	*
John F. Madden, Jr.	41,981	(19)	*
A. Jay Meyerson	328,520		*
Mani A. Sadeghi	19,772	(20)	*
Robert A. Spass	14,123,510	(21)	22.80
Jon D. Van Deuren	25,829	(22)	*
Stephen E. Wall	53,466	(23)	*
All executive officers and directors as a group (14 persons)	14,785,422	(24)	23.87

*	Less than 1%
(1)	Unless otherwise stated, the business address of each person included in the table is c/o Aames Investment Corporation, 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071.
(2)	For each person included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by 61,939,681—the number of shares outstanding on June 27, 2006—and the number of shares of common stock that such person had the right to acquire on or within 60 days of that date, including the distribution of common stock under the terms of the individual’s restricted stock unit agreement or any restricted stock award agreement to which he is a party.
(3)	Based on solely the information contained in the Schedule 13D filed with the SEC by Specialty Finance Partners and certain of its affiliates on November 15, 2004 and information supplied to Aames by certain of members of its board.
(4)	Consists of (A) 13,932,970 shares owned by Specialty Finance Partners, a Bermuda general partnership, and (B) 11,772 shares owned by Capital Z Management, LLC. Specialty Finance Partners is ultimately controlled by Capital Z Partners, Ltd., a Bermuda corporation owned by 13 individuals, none of whom own more than 10% or more of its voting securities. Capital Z Management, a Delaware limited liability company, performs investment management services for Capital Z Partners and its portfolio companies and, as such, is an affiliate of Specialty Finance Partners. Mr. Spass is a member of the board of Capital Z Partners and the chairman of the board and a partner of Capital Z Management.
(5)	Based solely on the information contained in the Schedule 13G/A filed with the SEC by Friedman, Billings, Ramsey Group, Inc. on February 14, 2006.
(6)	Based solely on the information contained in the Schedule 13G filed with the SEC by AMVESCAP PLC and certain of its affiliates on February 15, 2005.
(7)	The shares are held by subsidiaries of AMVESCAP PLC as follows: AIM Advisors, Inc. owns 4,027,800 shares, AIM Capital Management, Inc owns 251,600 shares and INVESCO Institutional (N.A), Inc. owns 37,700 shares.
(8)	Based solely on the information contained in the Schedule 13G/A filed with the SEC by Hotchkis & Wiley Capital Management, LLC on February 14, 2006.
(9)	Hotchkis and Wiley Capital Management, LLC has sole voting power with respect to 4,658,640 shares and sole dispositive power with respect to 5,915,840 shares. The shares are owned of record by clients of HWCM who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares and HWCM disclaims beneficial ownership of all such shares.
(10)	Based solely on the information contained in the Schedule 13G filed with the SEC by Wellington Management Company, LLC on February 14, 2006.
(11)	Wellington Management Company, LLP has shared voting power with respect to 2,902,150 shares and shared dispositive power with respect to 3,928,950 shares. The shares are owned by record by clients of Wellington Management who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.
(12)	Based solely on the information contained in the Schedule 13G filed with the SEC by Bay Pond Partners, L.P. and certain of its affiliates on June 26, 2006.
(13)	Bay Pond Partners, L.P., a Delaware limited partnership, Wellington Hedge Management, LLC, a Massachusetts limited liability company which is the sole general partner of Bay Pond Partners, and Wellington Management Investment, Inc., a Massachusetts corporation which is the managing member of WHM each has shared voting power and share dispositive power with respect to such shares.
(14)	Based solely on the information contained in the Schedule 13G filed with the SEC by Munder Capital Management on March 30, 2006.
(15)	Munder Capital Management has sole voting power with respect to 3,787,191 shares and sole dispositive power with respect to 3,816,441 shares. The shares are owned by record by clients of Munder Capital Management who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.
(16)	Mr. Elliot shares voting and investment power with respect to all the shares he beneficially owns with his wife, Jeanne M. Elliot.

(17)	Consists of 5,110 shares Mr. Kim held as of June 27, 2006 and 3,750 shares he has the right to receive on July 18, 2006, when restricted common stock he received on July 18, 2005 as compensation for his service as an executive officer vests.
(18)	Consists of 59,389 shares Mr. Levine held as of June 27, 2006 and 3,750 shares he has the right to receive on July 18, 2006, when restricted common stock he received on July 18, 2005 as compensation for his service as an executive officer vests.
(19)	Consists of 38,231 shares Mr. Madden held as of June 27, 2006 and 3,750 shares he has the right to receive on July 18, 2006, when restricted common stock he received on July 18, 2005 as compensation for his service as an executive officer vests.
(20)	Consists of (A) 8,000 shares Mr. Sadeghi directly owns and (B) 11,772 shares owned by Equifin Capital Management LLC. Mr. Sadeghi is the chief executive officer of Equifin Capital Management and, as such, may be deemed to beneficially own the shares of common stock it owns. Mr. Sadeghi disclaims beneficial ownership of the shares directly owned by Equifin Capital Management.
(21)	Consists of (A) 178,768 shares Mr. Spass directly owns, (B) 11,772 shares owned by Capital Z Management, LLC, and (C) 13,932,970 shares owned by Specialty Finance Partners. Mr. Spass is the chairman of the board and a partner of Capital Z Management and, as such, may be deemed to beneficially own the shares of common stock it owns. Capital Z Management is an affiliate of, and Mr. Spass is a director of, Capital Z Partners, Ltd., the entity which ultimately controls Specialty Finance Partners, and, as such, Mr., Spass may be deemed to beneficially own the shares of common stock Specialty Finance Partners owns. Mr. Spass disclaims beneficial ownership of the shares directly owned by both Capital Z Management and Specialty Finance Partners.
(22)	Consists of 22,079 shares Mr. Van Deuren held as of June 27, 2006 and 3,750 shares he has the right to receive on July 18, 2006, when restricted common stock he received on July 18, 2005 as compensation for his service as an executive officer vests.
(23)	Consists of 28,006 shares Mr. Wall held as June 27, 2006 and 25,640 he has the right to receive on June 30, 2006 pursuant to the terms of his restricted stock unit agreement.
(24)	Includes the aggregate of 14,732,263 shares the members of the group held as of June 27, 2006 and the aggregate of 49,210 shares the members of the group had the right to acquire on or prior to August 26, 2006.

DESCRIPTION OF ACCREDITED CAPITAL STOCK

The description of certain terms of the capital stock of Accredited to be in effect after completion of the merger is not meant to be complete and is qualified by reference to the Accredited Amended and Restated Certificate of Incorporation and bylaws which are incorporated by reference herein to this joint proxy statement and prospectus.

Authorized Capital Stock

The authorized capital stock of Accredited consists of 40,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Stockholders of Accredited common stock are being asked to approve an amendment to Accredited’s Amended and Restated Certificate of Incorporation to increase Accredited’s authorized common stock to 75,000,000 shares, par value $0.001 per share.

Accredited Common Stock

The holders of Accredited’s common stock are entitled to one vote per share on all matters to be voted on by its stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to share ratably in any dividends declared by the Accredited board of directors out of funds legally available for dividend payments. In the event of Accredited’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights.

Accredited Preferred Stock

Accredited’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. In addition, the board of directors may fix the rights, preferences and privileges of any series of preferred stock it determines to issue. These rights may include items such as a preferential return in the event of Accredited’s liquidation, the right to receive dividends if declared by the board of directors, the right to protection from dilutive issuances of securities, or the right to approve certain corporate actions. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or to make removal of Accredited’s management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock. At present, Accredited has no plans to issue any shares of preferred stock.

Transfer Agent and Registrar

The principal transfer agent and registrar for Accredited common stock after the merger will be U.S. Stock Transfer Corporation.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Accredited is incorporated under the laws of the State of Delaware and Aames is incorporated under the laws of the State of Maryland. In accordance with the merger agreement, at the date the merger becomes effective, the holders of Aames common stock who make the stock election in the merger will exchange their shares of common stock for shares of Accredited common stock, and will thereby become Accredited stockholders. The rights of Accredited stockholders are and will continue to be governed by Delaware law and the certificate of incorporation and bylaws of Accredited, as amended. The following is a comparison of the material rights of the holders of Aames common stock and Accredited common stock.

The charters and the bylaws of Aames and Accredited are incorporated by reference in this joint proxy statement and prospectus. Copies of the Aames and Accredited charters and bylaws can be found with the companies’ respective filings with the SEC. See “Where You Can Find More Information” on page 109. The following summary is not intended to be complete and is qualified by reference to Delaware law, Maryland law and the Accredited and Aames charters and bylaws.

Comparison of Charter and Bylaw Provisions

Provision	Accredited	Aames
Board of Directors

Classified Board	Divided into three classes fixed in number, with each class serving a staggered three year term. Class II and Class III each have two directors while Class I has three.	Non-classified board of directors.

Removal of Directors	A director may be removed by the affirmative vote of the holders of a majority of the outstanding voting stock.	A director may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the votes entitled to be cast generally in the election of directors.

Size of Board	The size of the board is fixed by the board. The board currently consists of 7 directors.	The board must have at least the minimum number required by the Maryland General Corporation Law, nor have more than 15. The board currently consists of 7 directors.
Stockholder Meetings

Annual Meetings	Held on a date fixed by the board.	Held on a date set annually by the board.

Calling a Special Meeting	The board of directors, the chairman of the board, the president or the holders of record of not less than 10% of all shares entitled to cast votes at the meeting may call a special meeting.	The chairman of the board, the chief executive officer, the president or a majority of the directors then in office may call a special meeting.

Quorum Requirements	The representation, in person or by proxy, of the holders of a majority of shares entitled to vote at any meeting constitutes a quorum at such meeting.	The representation, in person or by proxy, of the holders of not less than 50% of shares entitled to vote at any meeting constitutes a quorum at such meeting.

Provision	Accredited	Aames
Vote Required for Stockholder Action	Stockholder action requires the affirmative vote of a majority of votes cast, except for the election of directors, which requires a plurality.	Stockholder action requires the affirmative vote of a majority of votes cast, except for the election of directors, which requires a plurality, and except for certain matters which by statute or charter require more.

Action by Written Consent	Stockholder action must be taken at an annual or special meeting and not by written consent.	Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which set forth the action is (1) given in writing or by electronic transmission by each stockholder entitled to vote on the matter, and (2) filed in paper or electronic form with the records of the stockholder meetings.

Advanced Notice Requirements for Stockholder Nominations and Other Business	To bring a matter before an annual or special meeting, a stockholder must give notice to the corporation of a proposed matter not less than 120 days before the first anniversary of the date the company’s proxy statement was released to stockholders in connection with the previous year’s annual meeting.	To bring a matter before an annual or special meeting, a stockholder must give notice to the corporation of a proposed matter not earlier than the 120th day nor later than 5:00 p.m., Pacific Time, on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting.
Amendments to Organizational Documents

Certificate of Incorporation	Article IV, V, VI, VII or VIII of the certificate may be amended by 2/3 of the outstanding voting stock. The remainder of the certificate may be amended by the affirmative vote of a majority of the outstanding voting stock.	Maryland General Corporation Law requires that a charter amendment be approved by the Board and the affirmative vote of 2/3 of all stockholder votes entitled to be cast on the matter.

Bylaws	May be amended by the affirmative vote of a majority of the outstanding stock entitled to vote, or by a vote of a 2/3 majority of the directors of the corporation.	The board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.
Capitalization

Authorized Stock	Common Stock: 40 million shares (75 million shares assuming approval of the proposed charter amendment) Preferred Stock: 5,000,000 shares	Common Stock: 500 million shares Preferred Stock: 160 million shares

Provision	Accredited	Aames
Preferred Stock	The company may issue preferred stock from time to time in one or more series, with terms to be fixed by the Board.	The Board may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, in one or more classes or series of stock.

Exculpation and indemnification of Directors, Officers and Employees

The certificate of incorporation of Accredited provides that to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be hereafter be amended, a director of Accredited shall not be personally liable to Accredited or its stockholders for monetary damages for breach of fiduciary duty as a director.

The bylaws of Accredited provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, or proceeding, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment

The articles of amendment and restatement of Aames provides that to the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of Aames shall be liable to Aames or its stockholders for money damages.

The bylaws of Aames provide that, to the maximum extent permitted by Maryland law in effect from time to time, the corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the corporation and at the request of the corporation, serves or has served as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Provision	Accredited	Aames
permits the corporation to provide broader indemnification rights than such Delaware General Corporation Law permitted the corporation to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

Comparison of Stockholders Rights under Maryland Law and Delaware Law

The rights of stockholders of Aames are currently governed by the Maryland General Corporation Law, or MGCL, while the rights of stockholders of Accredited are currently governed by the Delaware General Corporation Law, or DGCL. Upon consummation of the merger, those stockholders of Aames electing to receive Accredited shares in consideration for their Aames shares will become stockholders of Accredited and their rights will be governed by the DGCL, which differs in certain material respects from the MGCL. The following is a summary of certain differences between the MGCL and the DGCL. The identification of specific differences is not meant to indicate that other differences do not exist. This summary is qualified in its entirety by reference to the full text of the DGCL and the MGCL.

Quorum and Voting Requirements. Under the MGCL, if the charter does not contain a contrary provision, then in all matters, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. If a quorum exists, unless the charter or the MGCL requires a greater number of votes for that matter, a majority of the votes cast at a meeting of the stockholders shall be the act of the stockholders.

Similarly, the DGCL states that, if the certificate of incorporation or charter does not contain a contrary provision, then in all matters, other than the election of directors, a quorum exists when a majority of stockholders entitled to vote are represented. Delaware law further requires that in no event shall a quorum consist of fewer than one third of the shares entitled to vote at that meeting. If a quorum exists, a majority of the votes cast at a meeting of the stockholders present in person or by proxy and entitled to vote thereon shall be the act of the stockholders.

Removal of Directors. Under both the MGCL and the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except in certain circumstances involving a classified board or cumulative voting.

Newly-Created Directorships and Vacancies. Under §§2-407(b)(i) and 2-407(b)(ii) of the MGCL, a majority of the remaining directors may appoint a director to fill a vacancy unless the vacancy is created by an increase in the number of directors in which case a majority of the entire board of directors is required. A Maryland corporation’s stockholders may elect a successor to fill a vacancy which results from the removal of a director. However a corporation may elect to be governed instead by §3-804(c) which provides that a vacancy on the board resulting from the increase in the number of directors or the death, removal or resignation of a director, may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum and regardless of any contrary provision in the charter or bylaws. A corporation can elect to be subject to §3-804(c) only if it meets certain requirements set forth in the MGCL.

Under the DGCL, any vacancies in the board and any newly created directorships resulting by reason of any increase in the number of directors elected by all of the stockholders having the right to vote as a single class may be filled by the board, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director.

Amendment to Charter or Certificate of Incorporation or Bylaws. Under the MGCL, it is a requirement that a charter amendment be approved by the board of directors and the affirmative vote of two-thirds of all stockholder votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. A Maryland corporation may also provide in its charter that the board of directors, with the approval of a majority of the entire board of directors, and without action by the stockholders, may amend the charter to increase or decrease the aggregate number of shares of stock of the corporation or number of shares of stock of any class that the corporation has authority to issue.

According to the DGCL, an amendment to the certificate of incorporation may be authorized by the vote of the board, followed by the vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders. Pursuant to the DGCL, the bylaws may be adopted, amended or repealed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon.

Special Meetings; Action Without Meeting. Under the MGCL, the board of directors, the president or any other person specified in the charter or bylaws may call a special meeting. In addition, §2-502(b) requires the secretary of a Maryland corporation to call a special meeting of stockholders on the written request of stockholders entitled to cast at least 25% (or some higher percentage but no more than 50%) of all the votes entitled to be cast at the meeting. However, for Maryland corporations that elect to be governed by §3-805, notwithstanding contrary charter or bylaw provisions, the corporate secretary may call a special meeting upon the request of the stockholders only upon the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. A corporation can elect to be subject to §3-805 only if it meets certain requirements set forth in the MGCL.

Pursuant to the MGCL, except actions concerning the election of directors, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if all stockholders entitled to vote on the matter execute a written consent setting forth the action. Under the MGCL, if authorized by the corporation’s charter, the holders of common stock entitled to vote generally in the election of directors may take action or consent to any action by delivering a written consent of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take action at a stockholders meeting if the corporation gives notice of the action to each holder of the class of common stock not later than 10 days after the effective date of the action.

Pursuant to the DGCL, special meetings of stockholders may be called by the corporation’s board or by such other persons as are authorized to do so by the certificate of incorporation or bylaws.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders of a Delaware corporation may be taken without a meeting and without a stockholder vote, if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting at which all stockholders entitled to vote were present.

Business Combination Statutes. Under the MGCL, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include, among other types of transactions, a merger, consolidation, share exchange, or, in circumstances specified in the MGCL, an asset transfer or issuance or reclassification of equity securities. An interested stockholder generally includes:

(a) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation, or

(b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two separate super-majority stockholder votes in addition to any other vote required by the MGCL or the corporation’s charter, unless, among other conditions, the holders of common stock receive a minimum price, as defined by the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of the MGCL will apply, however, (1) to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder, or (2) if the board of directors approves the transaction in which the stockholder became an interested stockholder.

Section 203 of the DGCL, in general, prohibits a Delaware corporation from engaging in a business combination (defined as a variety of transactions, including merger, as set forth below) with an interested stockholder (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date that such person became an interested stockholder unless, among other things, prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (not by written consent) by the affirmative vote of a least 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

Stockholder Vote Required for Certain Fundamental Transactions. Under the MGCL, mergers, consolidations, share exchanges and transfers of assets must be approved by stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless the charter provides for a greater or lesser stockholder vote, but not less than a majority of the number of votes entitled to be cast on the matter.

The DGCL generally requires that mergers and consolidations, and sales, leases or exchanges of all or substantially all of a corporation’s property and assets, be approved by a vote of the holders of a majority of the outstanding stock entitled to vote, unless a corporation’s certificate of incorporation requires a greater-than-majority vote.

Dividends. Under the MGCL, dividends may be declared and paid on the corporation’s capital stock as determined by the board of directors and subject to any restrictions contained in the corporation’s charter, provided that no dividends may be paid if, after giving effect to the distribution: (1) the corporation would not be able to pay its debts as the debts become due in the usual course of business, or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, any amount required to be paid to holders of preferred stock in the event of a liquidation of the corporation.

Under the DGCL, a corporation’s board may from time to time declare and pay dividends out of its capital surplus or out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Limitation on Directors’ Liability. The MGCL authorizes a corporation to limit the personal liability of a director to the corporation and its subsidiaries for monetary damages for breach of duty as a director except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care subject to certain exceptions.

Interested Director Transactions. Under the MGCL, no contract or transaction between a Maryland corporation and one or more of its directors or an entity in which one or more of its directors are directors or officers or have a material financial interest will be void or voidable solely for that reason and no such transaction will be void or voidable solely because the common directorship or interest or the director is present at or participates in the meeting of the board of directors or committee which authorizes the contract or transaction or the counting of the vote of the director for the approval of the contract or transaction, if, after the material facts of the director’s interest are disclosed to or known by the board of directors or the committee (i) the board of directors or committee authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute a quorum; or (ii) the stockholders entitled to vote and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or the entity in which the director owns a material financial interest, the contract or transaction or (iii) the transaction is fair and reasonable to the corporation.

Under the DGCL, no transaction between a Delaware corporation and one or more of its directors or an entity in which one or more of its directors are directors or officers or have a financial interest will be void or voidable solely for that reason and no such transaction will be void or voidable solely because the director is present at or participates in the meeting of the board or committee which authorizes the transaction, if, after the material facts of the director’s interest are disclosed to or known by the board or the committee, the transaction is (i) authorized by a majority of the disinterested directors or a committee of disinterested directors, (ii) approved by a vote of the stockholders after disclosure of the material facts of the director’s interest or (iii) the transaction is fair to the corporation as of the time it is authorized by the board, committee or stockholders.

Indemnification of Directors and Officers. The MGCL provides that a corporation may indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in such capacity or a similar capacity undertaken by the director or officer on behalf of the corporation. The MGCL does not permit a corporation to indemnify its present and former directors, officers, agents or employees if it is established that:

(a) the act or omission by such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

(b) the person actually received an improper personal benefit in money, property or services, or

(c) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Unless limited by the charter, the MGCL requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to advance reasonable expenses to a director, officer, employee or agent.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation, and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Under the DGCL, a corporation may generally indemnify its directors, officers, employees or agents for acts performed in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s act was unlawful.

Dissenters’ Rights of Appraisal. Under the MGCL, a stockholder has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor entity if the Maryland corporation consolidates or merges with another corporation, the stockholder’s stock is to be acquired in a share exchange, the Maryland corporation transfers its assets in a manner requiring stockholder approval or, if not permitted by its charter, the Maryland corporation amends its charter to substantially affect the stockholder’s contract rights, unless:

(a) the stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or is designated for trading on the Nasdaq Capital Market, or

(b) the stock is that of the successor in a merger, unless (1) the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or (2) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor.

The DGCL generally entitles a stockholder to exercise appraisal rights upon a merger or consolidation of the corporation effected pursuant to the DGCL if the holder complies with the requirements of Section 262 thereof. Appraisal rights are available under Section 262 of the DGCL if stockholder approval was required for the merger or consolidation and holders of shares in the constituent corporation are required by the terms of the merger to accept consideration other than shares of stock of the surviving corporation, shares of stock of any corporation listed on a national securities exchange designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, or cash in lieu of fractional shares.

Duration of Proxies. Under the MGCL, a proxy is not valid more than 11 months from the date of such proxy, unless the proxy provides otherwise.

Under the DGCL, a proxy is not valid after three years from the date of such proxy unless the proxy provides for a longer period. A proxy may be made irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

Loans to Officers. Under both Maryland and the DGCL, a corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or its subsidiary, including any officer or employee who is a director of the corporation, whenever in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation or is an advance made against indemnification in accordance with the MGCL.

Classification of the Board of Directors. The MGCL permits, but does not require, the board of directors to be classified. If the directors are divided into classes, the term of office may be provided in the bylaws or in the charter, except that the term of office of a director may not be longer than five years or, except in the case of an initial or substitute director, shorter than the period between annual meetings. The term of office of at least one class must expire each year. The MGCL requires to the extent that it is possible that classes have the same number of members.

The DGCL permits a Delaware corporation to classify its board of directors into 1, 2, or 3 classes. the DGCL provides that in the case of a corporation, whose board is classified, stockholders can only remove directors for cause, unless the certificate of incorporation provides otherwise.

ADDITIONAL MATTERS FOR CONSIDERATION OF ACCREDITED STOCKHOLDERS

In addition to consideration of and voting on the issuance of Accredited common stock in connection with the merger, the Accredited stockholders will be asked to vote upon a proposal to amend Accredited’s Amended and Restated Certificate of Incorporation to, among other things, increase the authorized capital stock.

Amendment to Accredited’s Certificate of Incorporation

As part of the merger, Accredited will be exchanging shares of Aames common stock for shares of Accredited common stock. In connection therewith, Accredited has determined it to be prudent to increase its authorized capital stock by amending its Amended and Restated Certificate of Incorporation to make available additional authorized shares of common stock in the event the Accredited board of directors determines that it is necessary or appropriate to permit future stock dividends, to raise additional capital through the sale of equity securities, to acquire another company or its assets, to establish strategic relationships with corporate partners, to provide equity incentives to employees and officers or for other corporate purposes. The availability of additional shares of common stock is particularly important in the event that the Accredited board of directors needs to undertake any of the foregoing actions on an expedited basis and thus avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of common stock.

The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders of Accredited. However, the Accredited board of directors will have the authority to issue authorized common stock without requiring future shareholder approval of such issuances, except as may be required by applicable law. To the extent that additional authorized shares are issued in the future, they may decrease the existing Accredited stockholders’ percentage equity ownership and, depending on the price at which they are issued, could be dilutive to existing Accredited stockholders.

Accredited is requesting that its stockholders approve a proposal to amend Article III of Accredited’s certificate of incorporation to increase Accredited’s capital stock to 80,000,000 shares, of which 75,000,000 will be Accredited common stock, par value $0.001 per share, and 5,000,000 will be Accredited preferred stock, par value $0.001 per share.

Completion of the merger is not conditioned on the approval of the proposal to amend the Accredited Amended and Restated Certificate of Incorporation.

THE ACCREDITED BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO ARTICLE III OF ACCREDITED’S CERTIFICATE OF INCORPORATION.

EXPERTS

The audited financial statements of Accredited for the year ended December 31, 2005 incorporated by reference in this joint proxy statement and prospectus have been audited by Grant Thornton LLP, registered independent public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2004 and for the two years then ended of Accredited Home Lenders Holding Co. and the financial statements as of December 31, 2004 and for the period from inception (May 4, 2004) to December 31, 2004 of Accredited Mortgage Loan REIT Trust, incorporated in this joint proxy statement and prospectus by reference from the Accredited Home Lenders Holding Co. Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (the report on the financial statements of Accredited Mortgage Loan REIT Trust expresses an unqualified opinion and includes an explanatory paragraph relating to economic and operational dependency on its parent), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Aames appearing in Aames’ Annual Report on From 10-K for the year ended December 31, 2005, and Aames management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Accredited common stock to be issued in connection with the business combination will be passed upon by DLAPRGC. Certain United States federal income tax consequences of the merger will be passed upon for Aames by Sullivan & Cromwell and for Accredited by DLAPRGC.

WHERE YOU CAN FIND MORE INFORMATION

Accredited and Aames file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information each company files at the SEC’s public reference rooms in Washington, D. C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Accredited and Aames are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at “http://www.sec.gov.”

Accredited has filed a Registration Statement on Form S-4 to register the Accredited common stock to be issued to Aames stockholders in the merger with the SEC. This joint proxy statement and prospectus is a part of that Registration Statement and constitutes a prospectus of Accredited, in addition to being a proxy statement of Accredited and Aames for the special meetings. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Accredited and Aames to “incorporate by reference” information into this joint proxy statement and prospectus. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement and prospectus, except for any information superseded by information in this joint proxy statement and prospectus. This joint proxy statement and prospectus incorporate by reference the documents set forth below that Accredited and Aames have previously filed with the SEC. These documents contain important information about the companies and their finances.

Period or Filing Date
Accredited SEC Filings (File No. 1-32275)
Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Reports of Form 10-Q	Quarter ended March 31, 2006

Current Reports on Forms 8-K	Filed on: February 6, 2006
February 14, 2006 March 29, 2006 May 2, 2006 May 25, 2006 May 31, 2006 June 26, 2006 June 30, 2006

Aames SEC Filings (File No. 1-32340)
Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006

Current Reports on Form 8-K	Filed on: January 19, 2006

                   January 23, 2006

                   January 30, 2006

                   February 6, 2006

                   March 3, 2006

                   March 6, 2006

                   March 13, 2006

                   March 20, 2006

                   March 28, 2006

                   April 5, 2006

                   April 11, 2006

                   May 9, 2006

                   May 12, 2006

                   May 31, 2006

                   June 2, 2006

                   June 28, 2006

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

Accredited and Aames are also each incorporating by reference additional documents that it files with the SEC between the date of this joint proxy statement and prospectus and the date of the special meeting of its stockholders.

Accredited has supplied all information contained or incorporated by reference in this document relating to Accredited and Aames has supplied all information contained or incorporated by reference in this document relating to Aames.

If you are a stockholder of Accredited or Aames, you may have previously received some of the documents incorporated by reference. You can obtain any of the incorporated documents by contacting Accredited, Aames or the SEC. Accredited or Aames will send you the documents incorporated by reference without charge, excluding exhibits to the information that is incorporated by reference unless the exhibit has been specifically incorporated by reference into this document.

Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate party at the following addresses:

Accredited Home Lenders Holding Co. 15090 Avenue of Science San Diego, California 92128 858-676-2100 Attn: Investor Relations	Aames Investment Corporation 350 South Grand Avenue Los Angeles, California 90071 323-210-5000

If you would like to request documents from Accredited or Aames, including any documents the company may subsequently file with the SEC prior to the special meetings, please do so by September 7, 2006 so that you will receive them before the special meetings.

You should rely only on the information contained or incorporated by reference in this joint proxy statement and prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement and prospectus. This joint proxy statement and prospectus is dated August 2, 2006. You should not assume that the information contained in this joint proxy statement and prospectus is accurate as of any date other than such date, and neither the mailing of the joint proxy statement and prospectus to stockholders nor the issuance of Accredited common stock in the merger shall create any implication to the contrary.

By order of the Board of Directors, Accredited Home Lenders Holding Co.	By order of the Board of Directors, Aames Investment Corporation

Stuart D. Marvin Secretary	John F. Madden, Jr. Secretary

ANNEX A

AGREEMENT AND PLAN OF MERGER

Among

Aames Investment Corp.,

Accredited Home Lenders Holding Co.

and

AHL Acquisition, LLC

Dated as of May 24, 2006

Page
ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME
1.1.	The Merger	A-1
1.2.	Closing	A-1
1.3.	Effective Time	A-2

ARTICLE II

ARTICLES OF ORGANIZATION AND OPERATING AGREEMENT OF THE SURVIVING COMPANY
2.1.	The Articles of Organization	A-2
2.2.	The Operating Agreement	A-2

ARTICLE III

OFFICERS AND MANAGERS OF THE SURVIVING COMPANY
3.1.	Managers	A-2
3.2.	Officers	A-2

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
4.1.	Effect on Capital Stock	A-2
4.2.	Allocation of Merger Consideration; Election Procedures	A-3
4.3.	Appraisal Rights	A-6
4.4.	Adjustments	A-6
4.5.	Company Awards	A-7

ARTICLE V

REPRESENTATIONS AND WARRANTIES
5.1.	Representations and Warranties of the Company	A-7
5.2.	Representations and Warranties of Acquiror and Merger Sub	A-22

ARTICLE VI

COVENANTS
6.1.	Interim Operations	A-28
6.2.	Acquisition Proposals	A-30
6.3.	Information Supplied	A-32
6.4.	Stockholders Meetings	A-33
6.5.	Filings; Other Actions; Notification	A-33
6.6.	Taxation	A-34
6.7.	Access	A-34
6.8.	Affiliates	A-34
6.9.	Stock Exchange Listing	A-34
6.10.	Publicity	A-34
6.11.	Employee Benefits	A-34
6.12.	Election to Acquiror’s Board of Directors	A-36
6.13.	Expenses	A-36

i

Annex A Defined Terms	A-46

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May 24, 2006, among Aames Investment Corp., a Maryland corporation (the “Company”), Accredited Home Lenders Holding Co., a Delaware corporation (“Acquiror”), and AHL Acquisition, LLC, a Maryland limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub”, the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Entities.”)

RECITALS

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company have approved the merger of the Company with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved this Agreement;

WHEREAS, the Company, Acquiror and Merger Sub intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, the Company, Acquiror and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

WHEREAS, concurrently with the execution of this Agreement and as a condition to the transactions contemplated by this Agreement the stockholders of the Company set forth on Schedule 1 of the Company Disclosure Schedule are entering into voting agreements in the form of Exhibit A attached hereto (the “Company Voting Agreement”); and

WHEREAS, concurrently with the execution of this Agreement and as a condition to the transactions contemplated by this Agreement James A. Konrath and Joseph J. Lydon are entering into voting agreements in the form of Exhibit B attached hereto (the “Acquiror Voting Agreement”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate limited liability company existence of Merger Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the Maryland General Corporation Law, as amended (the “MGCL”).

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Acquiror, the closing for the Merger (the “Closing”) shall take place (i) at the offices of DLA Piper Rudnick Gray Cary US LLP (“DLAPRGC”), 4365 Executive Drive, Suite 1100, San Diego, California, at 9:00 A.M. on the first business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Pacific Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in California.

1.3. Effective Time. As soon as practicable following the Closing, the Company and Acquiror will cause Articles of Merger (the “Maryland Articles of Merger”) to be executed, acknowledged and filed with the State Department of Assessments and Taxation of the State of Maryland as provided in Section 3-107 of the MGCL. The Merger shall become effective at the time when the Maryland Articles of Merger have been duly filed with the State Department of Assessments and Taxation of the State of Maryland or at such later time as may be agreed by the parties and specified in the Maryland Articles of Merger (the “Effective Time”).

ARTICLE II

Articles of Organization and Operating Agreement

of the Surviving Company

2.1. The Articles of Organization. The articles of organization of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company (the “Articles of Organization”), until duly amended as provided therein or by applicable law.

2.2. The Operating Agreement. The operating agreement of the Merger Sub in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company (the “Operating Agreement”), until thereafter amended as provided therein or by applicable law.

ARTICLE III

Officers and Managers

of the Surviving Company

3.1. Managers. The parties hereto shall take all actions necessary so that the managers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the managers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Operating Agreement.

3.2. Officers. The parties hereto shall take all actions necessary so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Operating Agreement.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Subject to the allocation and election procedures in Section 4.2, each share of Common Stock, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Acquiror or Merger Sub and Shares owned by the Company, and in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into, and become exchangeable for (i) cash in an amount equal to the product of $51.94 and the Exchange Ratio (as defined below) carried out to four decimal places (the “Cash Consideration”) or (ii) a portion of a share of Common Stock, par value $0.001 per share, of Acquiror (the “Acquiror Common Stock”) equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) as determined in accordance with Section 4.2. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of such Shares (other than Excluded Shares) shall thereafter represent only the right to the Merger Consideration and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any distribution or dividend pursuant to Section 4.2(c). The “Exchange Ratio” shall mean the product of (A) 0.1030 multiplied by (B) 1 minus a quotient, the numerator of which shall be the aggregate amount of any dividends or other distributions declared or paid by the Company pursuant to Section 6.1(b) and the denominator of which shall be the Aggregate Consideration (as defined below). The “Aggregate Consideration” shall mean the product of (A) $5.35 and (B) the aggregate number of outstanding Shares and Shares issuable in respect of outstanding Company Awards (as defined below) immediately prior to the Effective Time.

(b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. At the Effective Time, the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain unchanged and shall remain as the issued and outstanding membership interests of the Surviving Company.

4.2. Allocation of Merger Consideration; Election Procedures. (a) Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of Shares (the “Cash Election Number”) to be converted into the right to receive Cash Consideration in the Merger shall be equal to (i) that number of whole Shares determined by dividing the Cash Pool (as defined below) by the Cash Consideration less (ii) the number of Shares to be cancelled in accordance with Section 4.1(b). The number of Shares to be converted into the right to receive Stock Consideration in the Merger (the “Stock Election Number”) shall be equal to the number of Shares issued and outstanding immediately prior to the Effective Time of the Merger less the sum of (i) the Cash Election Number and (ii) the number of Shares to be cancelled in accordance with Section 4.1(b). “Cash Pool” shall mean (A) 32% of the Aggregate Consideration minus (B) the aggregate amount of dividends, if any, declared or paid by the Company after the date hereof and on or prior to the Closing Date.

(b) Election Procedures.

(i) As of the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with an exchange agent selected by Acquiror, with the Company’s prior approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Shares, certificates representing the shares of the Acquiror Common Stock, cash in immediately available funds necessary for the Cash Consideration and any dividends or other distributions with respect to the Acquiror Common Stock to be issued or paid pursuant to Sections 4.1 and 4.2(c) in exchange for outstanding Shares upon due surrender of the Certificates pursuant to the provisions of this Article IV (such cash and certificates for shares of the Acquiror Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest the Exchange Fund as directed by Acquiror, provided such investments shall be in United States government securities with a maturity period of thirty (30) days or less or in certificates of deposit, treasury instruments or other securities customarily used in a transaction of this type issued by any United States bank with at least $1 billion in assets. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Acquiror.

(ii) Subject to allocation and proration in accordance with the provisions of this Section 4.2(b), each record holder of Shares (other than Excluded Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled (A) to elect to receive in respect of each such Share (x) Cash Consideration (a “Cash Election”) or (y) Stock Consideration (a “Stock Election”) or (B) to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for such Shares (a “Non-Election”). Shares in respect of which a Non-Election is made (including shares in respect of which such an election is deemed to have been made pursuant to this Section 4.2(b) and Section 4.3 (collectively, “Non-Election Shares”) shall be deemed by Acquiror, in its sole and absolute discretion, subject to Sections 4.2(b)(v)-(vii), to be, in whole or in part, Shares in respect of which Cash Elections or Stock Elections have been made.

(iii) Elections pursuant to Section 4.2(b)(ii) shall be made on a form and with such other provisions to be reasonably agreed upon by the Company and Acquiror (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Shares (other than holders of Excluded Shares), together with appropriate transmittal materials, at the time of mailing to holders of record of Shares of the Prospectus/Proxy Statement (as defined in Section 6.3(a)). Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m., on the business day that is two trading days prior to the Closing Date (which date shall be publicly announced by Acquiror as soon as practicable but in no event less than five trading days prior to the Closing Date) (the “Election Deadline”) and (y) accompanied by the Certificate(s) representing the Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery). The Company shall use its commercially reasonable efforts to make a Form of Election available to all Persons who become holders of record of Shares (other than Excluded Shares) between the date of mailing described in the first sentence of this Section 4.2(b)(iii) and the Election Deadline. Acquiror shall determine, in its reasonable discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. Neither Acquiror nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. A holder of Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election.

(iv) An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s). Upon any such revocation, unless a duly completed Form of Election is thereafter submitted in accordance with paragraph (b)(ii), such Shares shall be Non-Election Shares. In the event that this Agreement is terminated pursuant to the provisions hereof and any Shares have been transmitted to the Exchange Agent pursuant to the provisions hereof, such Shares shall promptly be returned without charge to the Person submitting the same.

(v) In the event that the aggregate number of Shares in respect of which Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number, all shares in respect of which Stock Elections have been made (the “Stock Election Shares”) and all Non-Election Shares in respect of which Stock Elections are deemed to have been made (it being understood that in such case all Non-Election Shares shall be deemed to be Shares in respect of which Stock Elections have been made) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) Cash Election Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis for each record holder of Shares with respect to those Shares, if any, of such record holder that are Cash Election Shares, so that the number of Cash Election Shares so converted, when added to the other Stock

Election Shares, shall equal as closely as practicable the Stock Election Number, and all such Cash Election Shares so converted shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests); and

(B) any remaining Cash Election Shares shall be converted into the right to receive Cash Consideration.

(vi) In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made (it being understood that in such case all Non-Election Shares shall be deemed to be Shares in respect of which Cash Elections have been made) shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) Stock Election Shares shall be deemed converted into Cash Election Shares, on a pro-rata basis for each record holder of Shares with respect to those Shares, if any, of such record holder that are Stock Election Shares, so that the number of Stock Election Shares so converted, when added to the other Cash Election Shares, shall equal as closely as practicable the Cash Election Number, and all such Shares so converted shall be converted into the right to receive the Cash Consideration; and

(B) the remaining Stock Election Shares shall be converted into the right to receive the Stock Consideration (and cash in lieu of fractional interests).

(vii) In the event that neither clause (v) nor clause (vi) of this Section 4.2(b) is applicable, Non-Election Shares shall be deemed Stock Election Shares such that the total Stock Election Shares equals the Stock Election Number and any remaining Non-Election Shares shall be deemed Cash Election Shares and (x) all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and (y) all Stock Election Shares and all Non-Election Shares in respect of which Stock Elections are deemed to have been made shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

(viii) The Exchange Agent, in consultation with Acquiror and the Company, shall make all computations to give effect to this Section 4.2(b).

(c) Distributions with Respect to Unexchanged Shares; Voting. (i) All shares of the Acquiror Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Acquiror in respect of the Acquiror Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Acquiror Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(g)), there shall be issued and/or paid to the holder of the certificates representing whole shares of the Acquiror Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of the Acquiror Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of the Acquiror Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(ii) Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Acquiror stockholders the number of whole shares of the Acquiror Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of the Acquiror Common Stock will be issued and any holder of Shares entitled to receive a fractional share of the Acquiror Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of the Acquiror Common Stock based on the average closing price of the Acquiror Common Stock for the five consecutive trading day period ending with and including the Closing Date.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any of the Acquiror Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Acquiror. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Acquiror for delivery of any certificates for shares of the Acquiror Common Stock of such stockholders and payment of any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 4.1 and Section 4.2(c) upon due surrender of their Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)), in each case, without any interest thereon. Notwithstanding the foregoing, none of Acquiror, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)(i)) or other entity of any kind or nature.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror, the posting by such Person of a bond in customary and reasonable amount and upon such terms as may reasonably be required by Acquiror as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of the Acquiror Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholding Rights. Each of Acquiror and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax (as defined in Section 5.1(o)) law. To the extent that amounts are so withheld by the Surviving Company or Acquiror, as the case may be, such withheld amounts (i) shall be remitted by Acquiror or the Surviving Company, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Company or Acquiror, as the case may be.

4.3. Appraisal Rights. In accordance with Section 3-202(c)(1) of the MGCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.

4.4. Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares or the issued and outstanding shares of the Acquiror Common Stock or securities convertible or exchangeable into or exercisable for shares of the Acquiror Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger (but only a merger involving the Company and not Acquiror), issuer tender or exchange offer, or other similar transaction then the Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

4.5. Company Awards. (a) At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plan (as defined in Section 5.1(b)(i)) and any other Company Benefits Plans (as defined in Section 5.1(h)(i)), (the “Company Awards”), shall be deemed to be converted into the right to the Merger Consideration and each Share with respect thereto shall thereupon be treated as a Non-Election Share. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the Stock Plan or other Company Benefit Plan immediately prior to the Effective Time.

(b) Registration. If registration of any interests in the Stock Plan or other Company Benefit Plans or the shares of the Acquiror Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Acquiror shall file with the Securities and Exchange Commission (the “SEC”) within 15 business days after the Effective Time a registration statement on Form S-8 with respect to such interests or the Acquiror Common Stock, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the relevant Stock Plan or other Company Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of the Acquiror Common Stock issuable thereunder continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Acquiror shall deliver to the holders of Company Awards appropriate notices setting forth such holders’ rights pursuant to the Stock Plan and agreements evidencing the grants of such Company Awards, and stating that such Company Awards and agreements have been assumed by Acquiror and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.5 after giving effect to the Merger and the terms of the Stock Plan).

(c) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 4.5(a).

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports (other than any exhibits thereto and other than any Current Reports on Form 8-K) or in the corresponding sections or subsections of the disclosure schedule delivered to Acquiror by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item (i) in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure and (ii) in the Company Reports shall be deemed to be adequate disclosure with respect to a representation or warranty only if it is reasonably apparent on the face of such disclosure that it relates to such representation or warranty), the Company hereby represents and warrants to Acquiror and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws (as defined in Section 5.1(k)) of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, licensing or admission, except where the failure to be so organized, qualified, licensed or admitted or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect (as defined below). The Company has made available to Acquiror complete and correct copies of the Company’s Charter and Bylaws, each as amended to the date hereof, and each as so delivered is in full force and effect. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries and (ii) “Company Material Adverse Effect” means any state of facts, change development, event, effect, condition or occurrence (including any breach of a representation or warranty contained herein by the Company) that, individually or in the aggregate, is material and adverse to the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole or to the ability of the Company to perform timely its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement on a timely basis; provided, however, that none of the following, in and of itself or themselves, shall constitute a Company Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or that are the result of acts of war or terrorism;

(B) changes that are the result of factors generally affecting the industry in which the Company and its Subsidiaries operate;

(C) any loss of, or adverse change in, the relationship of the Company with its customers, employees or suppliers proximately caused by the pendency or the announcement of the transactions contemplated by this Agreement; provided that the Company shall bear the burden of demonstrating the cause of such loss or change;

(D) changes in United States generally accepted accounting principles or in any statute, rule or regulation after the date hereof;

(E) any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; and

(F) a decline in the price of the Company Common Stock on the NYSE; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, with respect to clauses (A), (B), and (D), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) the Company and its Subsidiaries or (ii) significantly disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the principal industry in which the Company and its Subsidiaries operate.

(b) Capital Structure. (i) The authorized capital stock of the Company consists of 500,000,000 Shares, of which 61,938,689 Shares were outstanding and 1,371,325 Shares were issuable in respect of outstanding Company Awards as of the close of business on May 22, 2006 and 160,000,000, shares of preferred stock, par value $0.01 per share, of which no shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no Shares reserved for issuance, except that, as of May 22, 2006, there were 550,643 Shares reserved for issuance pursuant to the Company’s 2004 Equity Incentive Plan (the “Stock Plan”). Section 5.1(b)(i) of the Company Disclosure Schedule sets forth as of the date hereof and with respect to each holder of Company Awards under the Stock Plan the type(s) of Company Award held by such holder, the total number of vested Shares subject to such holder’s Company Awards and the number of unvested Shares subject to such holder’s Company Awards. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. As used in this Agreement, “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon any issuance of any Shares in accordance with the terms of the Stock Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Assuming the continued listing of the Shares on a national securities exchange or the Nasdaq NMS or Nasdaq Small Cap Market, no holder of Shares has any right to dissent to the Merger under the applicable provisions of the MGCL.

(ii) Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Acquiror under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”). To the Company’s Knowledge, there are no agreements among other parties, to which neither the Company nor its Subsidiaries is a party and by which neither the Company nor its Subsidiaries are bound, with respect to the voting (including voting trusts or proxies) or sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company or its Subsidiaries. There are no outstanding commitments, understandings, arrangements or contractual obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company common stock or Company preferred stock or capital stock of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, except in accordance with the ordinary and usual course of business of each of the Company and its Subsidiaries, capital contribution or otherwise) in, any other Person.

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement subject only to approval of the Merger by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”), and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) determined that the Merger is in the best interests of the Company and its stockholders, approved and declared advisable the Merger and the other transactions contemplated hereby and resolved to recommend approval of the Merger to the holders of Shares (the “Company Recommendation”), (B) directed that the Merger be submitted to the holders of Shares for their approval and (C) received the opinion of its financial advisor, Credit Suisse Securities (USA) LLC, to the effect that the Merger Consideration is fair, as of the date of such opinion, to such holders (other than Acquiror and its

Subsidiaries). It is agreed and understood that such opinion is for the benefit of the Company’s board of directors and may not be relied on by Acquiror or Merger Sub. The board of directors of the Company has taken all action so that Acquiror will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 3-602 of the MGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) state securities, takeover and “blue sky” laws and (E) required by applicable state Governmental Entities with regulatory authority over mortgage banking or settlement services, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), under any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding on the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2004 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its “Affiliates” (as defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Company.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2005 and through the date hereof, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2005) of which the Company has Knowledge which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect;

(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; or

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company) or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries.

As used in this Agreement, the term “Knowledge” (or any similar formulation of “knowledge”) with respect to any Person shall mean the actual knowledge of those facts that are actually known by any of the executive officers of such Person, after reasonable inquiry with respect to the matters covered in this Agreement.

(g) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(h) Employee Benefits.

(i) All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock based, incentive and bonus plans (the “Company Benefit Plans”) other than Company Benefit Plans maintained outside of the United States (such plans hereinafter referred to as “Company Non-U.S. Benefit Plans”) are listed on Schedule 5.1(h)(i) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans listed on Schedule 5.1(h)(i) of the Company Disclosure Schedule have been made available to Acquiror.

(ii) All Company Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Company Non-U.S. Benefit Plans (collectively, “Company U.S. Benefit Plans”) are in compliance with ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable laws, except such failures to comply as are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Each Company U.S. Benefit Plan which is subject to ERISA (a “Company ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”), and no circumstances exist that are likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code, which could not be remedied in a manner that would not result in a material liability. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA, except for such taxes or penalties as are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA, except for such taxes or penalties as are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”). The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Company ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Company Pension Plan or by any Company ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code (including Section 412(m)).

(iv) All contributions required to be made under each Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Company ERISA Affiliate has an outstanding funding waiver. Neither any Pension Plan nor any single-employer plan of a Company ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) As of the date hereof, there is no pending or, to the Knowledge of the Company threatened, litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company ERISA Plan or collective bargaining agreement. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vi) None of the execution of this Agreement, the stockholder approval of the Merger or the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Acquiror to merge, amend or terminate any of the Company Benefit Plans or (z) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(vii) All Company Non-U.S. Benefit Plans comply in all material respects with applicable local law. All Company Non-U.S. Benefit Plans are listed on Schedule 5.1(h)(vii) of the Company Disclosure Schedule. The Company and its Subsidiaries have no material unfunded liabilities with respect to any such Company Non-U.S. Benefit Plan.

(viii) To the Knowledge of the Company, each Company Benefit Plan that is a non-qualified deferred compensation plan subject to Section 409A of the Code has been operated in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 since January 1, 2005.

(i) Employment Matters. Except in each case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) the Company and its Subsidiaries have withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) the Company and its Subsidiaries are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; (iv) the Company and its Subsidiaries are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice); and (v) neither the Company nor any of its Subsidiaries has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer. There are no pending or, to the Knowledge of the Company, threatened civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company and its Subsidiaries by or before (or, in the case of any threatened matter, that could be brought before) any court, governmental agency, administrative agency, board, commission or arbitrator brought by or on behalf of any prospective, current or former Employees of the Company or its Subsidiaries.

(j) Labor. No work stoppage or labor strike against the Company or its Subsidiaries is pending or, to the Knowledge of the Company, threatened. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees and neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees. There are no actions, suits, claims, labor disputes or grievances pending, or to the Knowledge of the Company, threatened relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints. There are no pending or, to the Knowledge of the Company, threatened actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company and its Subsidiaries by or before (or, in the case of any threatened matter, that could be brought before) any court, governmental agency, administrative agency, board, commission or arbitrator with respect to any unfair labor practices within the meaning of the National Labor Relations Act and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be likely to result in any such actions, suits, claims, hearings, arbitrations, investigations or proceedings. Except in each case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

(k) Compliance with Laws. The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(l) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”) or any anti-takeover provision in the Company’s Charter or Bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company and its Subsidiaries are in substantial compliance with all applicable Environmental Laws; are not the subject of any pending written notice from any Governmental Entity alleging the violation of any applicable Environmental Laws; are not currently subject to any court order, administrative order or decree arising under any Environmental Law; have not used any of their properties for the disposal of Hazardous Substances; and have not had any emissions or discharges of Hazardous Substances except as permitted under applicable Environmental Laws.

As used in this Agreement, the term “Environmental Law” means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity (A) relating to the protection of the environment, (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect.

As used in this Agreement, the term “Hazardous Substance” means any substance to the extent presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof.

(n) Tax Matters. As of the date hereof, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o) Taxes. For purposes of this Agreement, “Taxes” (including, with correlative meaning, the word “Tax”) shall include any and all federal, state, county, local, foreign or other taxes, charges, duties, levies or other assessments imposed by any Tax authority, including all net income, alternative minimum, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, business and occupation, disability, employment, payroll, production, value added, license, estimated, stamp, mortgage or recording, custom duties, severance, withholding or other taxes, fees, or assessments, together with any interest and penalties on or additions to any such Taxes. “Tax Returns” (including, with correlative meaning, “Tax Return”) shall mean federal, state, local and foreign returns (including elections, declarations, disclosures, schedules, estimates, and information returns), required to be filed with any Tax authority relating to Taxes. In addition, notwithstanding anything to the contrary herein:

(i) The Company and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed or granted and have not expired, and all such Tax Returns are complete and accurate in all material respects;

(ii) The Company and each of its Subsidiaries have timely paid all Taxes shown as due on the Tax Returns referred to in Section 5.1(o) except with respect to matters contested in good faith;

(iii) The Company and each of its Subsidiaries have withheld and timely paid to the applicable Tax authority or Governmental Entity with respect to their employees all federal and state income Taxes, Taxes pursuant to the Federal Insurance Contributions Act (FICA), Taxes pursuant to the Federal Unemployment Tax Act (FUTA) and other Taxes required to be withheld except with respect to matters contested in good faith;

(iv) Neither the Company nor any of its Subsidiaries have any material liability for any unpaid Taxes as of the date of the most recent Company Reports which has not been accrued for or reserved in the financial statements included in such Company Reports;

(v) No requests for waivers of the time to assess any Taxes against the Company or any of its Subsidiaries have been granted or are pending;

(vi) No audits or other proceedings by any Governmental Entity or Tax authority are presently pending or threatened with regard to any Taxes or Tax Returns of the Company or its Subsidiaries;

(vii) The Company has made available to Acquiror complete and accurate copies of all material Tax Returns filed by or on behalf of the Company or its Subsidiaries for all years for which the applicable statute of limitations has not expired, and any amendments thereto;

(viii) There are no Liens for Taxes upon the assets of the Company or its Subsidiaries, other than Liens for current Taxes not yet due and payable;

(ix) Neither the Company nor any of its Subsidiaries is or has been a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(x) The Company has elected to be taxed as a “real estate investment trust” (a “REIT”) under the Code for each taxable year of its existence, and for each taxable period during which the Company has been taxed as a REIT under the Code: (A) the Company was in compliance with each of the requirements to qualify as a REIT under the Code; (B) the Internal Revenue Service did not at any time revoke the REIT status of the Company; (C) the Company did not terminate its election to be taxed as REIT; (D) the Company has incurred no liability for taxes under Section 857(b), 860(c), or 4981, including any tax arising from a prohibited transaction described in Section 857(b)(6); (E) the Company neither owns nor is deemed to own any interest in a taxable mortgage pool under Section 7701(i) of the Code; (F) the Company meets the requirements described in Section 368(a)(2)(F)(ii) of the Code; and (G) the Company has properly reported all “excess inclusion” income as defined in the Code to its stockholders incurred as a result of the Company’s actual or deemed interest in any taxable mortgage pool or any real estate mortgage investment conduit (REMIC), and paid any Taxes imposed on the Company in respect of such income; and

(xi) Neither the Company nor any Subsidiary has engaged in any transaction: (A) that is the same as, or substantially similar to, a transaction which is a “reportable transaction” or “listed transaction” as defined in Section 6011 of the Code and the applicable U.S. Treasury Regulations, or (B) of which it has made disclosure to any Tax authority for the purpose of avoiding the imposition of any penalties or additions to Tax.

(p) Intellectual Property. (i) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(ii) Neither the Company nor any of its Subsidiaries have granted any licenses or other rights to third parties to use, practice or otherwise exploit any of their Intellectual Property other than non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business pursuant to standard terms which have been previously made available to Acquiror.

(iii) To the Knowledge of the Company, no product or service of the Company or its Subsidiaries infringes on the rights of or constitutes misappropriation of any Intellectual Property of any third person or entity. To the Company’s Knowledge, no third party is infringing or misappropriating any Intellectual Property of the Company or its Subsidiaries.

(iv) The Company and its Subsidiaries have taken appropriate measures consistent with industry standards to protect and maintain the confidential nature of the personal information provided to the Company and its Subsidiaries and no third party has, to the Company’s Knowledge, gained unauthorized access to such personal information.

(v) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business. To the Company’s Knowledge, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recover technology consistent with industry practices.

(vi) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefore, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists and all other information that derives independent economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefore, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

(q) Company Real Property.

(i) As of the date hereof, the Company does not own any real property other than property acquired upon foreclosure or similar proceedings in the ordinary course of business.

(ii) The Company holds a valid tenant leasehold interest under a lease or sublease for those properties that it occupies.

(iii) The Company has made available to Acquiror a complete, correct and current copy of the leases relating to each parcel of real property (collectively, the “Company Real Property”) identified as leased to it or any of its Subsidiaries (the “Company Leases”), including any written modifications and supplements entered into prior to the date hereof. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect: (A) the Company or its applicable Subsidiary and, to the Knowledge of the Company, all other parties to the Company Leases have duly and timely performed their obligations and are not in default under the Company Leases; (B) neither the Company nor any of its Subsidiaries has given or received any notice of a default under any of the Company Leases; and (C) no event has occurred or condition exists that, with the giving of notice, the passage of time, or both, would constitute a default by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party under any of the Company Leases. As of the date hereof, the Company has not received any written notice of cancellation or termination of any Company Lease.

(iv) The use of the Company Real Property by the Company and its Subsidiaries in their business as presently and ordinarily conducted conforms with applicable zoning laws, regulations and permits, except where the failure to conform would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Except as set forth in the Company Leases, neither the Company nor any of its Subsidiaries is obligated under or bound by any agreement, option, right of first refusal, purchase contract or other contractual right to sell or lease or dispose of any Company Real Property or any portions thereof to any third party.

(r) Insurance. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, all insurance policies which are owned by the Company and its Subsidiaries and which name the Company or a Subsidiary as an insured, including self-insurance programs and those which pertain to the assets, directors, officers, employees or operations of the Company or its Subsidiaries are in full force and effect and neither the Company nor its Subsidiaries is in default thereunder. As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of cancellation of any such insurance policies.

(s) Affiliate Transactions. There are no contracts, commitments, agreements, arrangements or other transactions between the Company or its Subsidiaries, on the one hand, and any (i) present officer or director of the Company or any of their immediate family members (including their spouses) or (ii) affiliate of any such officer, director, family member or beneficial owner, on the other hand, in each case that would be required to be disclosed under Item 404 of Regulation S-K.

(t) Representations Regarding Mortgage Banking Business. To the extent that any matter is subject to a representation and warranty under this Section 5.1(t), that is the sole and exclusive representation and warranty made by the Company with respect to such matter in this Agreement and applies to the exclusion of any other representation and warranty to the extent that other representation and warranty could be construed to address the same matter.

(i) Definitions. For purposes of this Section 5.1(t), the following terms shall have the following meanings:

“Agency” means HUD or the applicable State Agency.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the origination, servicing, insuring, purchase, sale or filing of claims in connection with Residential Mortgage Loans all of the following: (A) all contractual obligations of the Company and its Subsidiaries or any Originator including any contained in a Mortgage Loan Document or in an Investor Agreement, (B) applicable Laws binding upon the Company or any of its Subsidiaries or any Originator and (C) all other applicable requirements, handbooks, manuals and guidelines of the Company and its Subsidiaries and of each Governmental Entity having jurisdiction, including those of any Investor or Insurer that insured or purchased the Residential Mortgage Loan.

“Foreclosure” means the process culminating in the acquisition of title to a Mortgaged Property in a foreclosure sale or by a deed in lieu of foreclosure or pursuant to any other comparable procedure allowed under Applicable Requirements.

“HUD” means the United States Department of Housing and Urban Development.

“Insurer” means a Person who insures or guarantees all or any portion of the risk of loss on any Residential Mortgage Loan, including any provider of PMI, standard hazard insurance, flood insurance, earthquake insurance or title insurance, with respect to any Residential Mortgage Loan or related Mortgaged Property.

“Investor” means any Person who owns or holds Mortgage Loans, or servicing rights related thereto, sold by the Company or any Subsidiary.

“Investor Agreement” means an agreement pursuant to which an Investor purchased Mortgage Loans.

“Mortgage” means a mortgage, deed of trust or other security instrument that creates a lien on real property.

“Mortgage Loan” means any Residential Mortgage Loan, other than a Warehouse Loan, that was originated or purchased and subsequently sold by the Company or any of its Subsidiaries, as applicable, and that has not been repaid or refinanced.

“Mortgage Loan Documents” means the documents relating to Residential Mortgage Loans required by Applicable Requirements to originate and service the Residential Mortgage Loans, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by Applicable Requirements, credit and closing packages and disclosures.

“Mortgage Note” means, with respect to a Residential Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Residential Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgaged Property” means the real property that secures a Mortgage Note and that is subject to a Mortgage.

“Mortgagor” means the obligor(s) on a Mortgage Note or owners of a Mortgage Property.

“Originator” means, with respect to any Residential Mortgage Loan, each entity or individual that (i) took the relevant Mortgagor’s loan application, (ii) processed the relevant Mortgagor’s loan application or (iii) closed and/or funded such Residential Mortgage Loan.

“PMI” means the default insurance provided by private mortgage insurance companies.

“Prior Servicer” means any party that was a servicer or subservicer of any Residential Mortgage Loan before the Company or any Subsidiary or the current Servicer, as applicable, became the servicer or subservicer of the Residential Mortgage Loan.

“Residential Mortgage Loan” means a loan evidenced by a Mortgage Note with respect to which the Mortgaged Property is Residential Property.

“Residential Property” means any Mortgaged Property, securing a Residential Mortgage Loan, consisting of a single parcel of real property with a detached single-family residence thereon, or a two- to four-family dwelling, a townhouse, or an individual condominium unit in a condominium, a cooperative unit, or an individual unit in a planned unit development.

“State Agency” means any state agency or other entity with authority to regulate the activities of the Company or any of its Subsidiaries relating to the origination or servicing of Residential Mortgage Loans or to determine the investment or servicing requirements with regard to mortgage loan origination, purchasing, servicing, master servicing or certificate administration performed by the Company or any of its Subsidiaries.

“Warehouse Loan” means a Residential Mortgage Loan secured by a Mortgage, that, as of the Effective Time, is owned by the Company.

(ii) Lender and Servicer Qualifications.

(A) To the Knowledge of the Company, the Company and each appropriate Subsidiary have during the last three (3) years held and currently hold all material Licenses necessary to conduct its respective current mortgage banking business, except for such Licenses as relate to the maintenance of a branch office.

(B) The Company and its Subsidiaries have been and are in compliance with all Applicable Requirements applicable to it, its assets and its conduct of business, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company and its Subsidiaries have timely filed, or will have timely filed by the Closing Date, all material reports required to be filed by any Investor, Governmental Entity or Insurer or by any Applicable Requirements. To the Knowledge of the Company or any Subsidiary, neither the Company nor its Subsidiaries have done or caused to be done, or have failed to do or omitted to be done, any act, the effect of which would operate to invalidate or materially impair (1) any private mortgage insurance or commitment of any private mortgage Insurer to insure, (2) any title insurance policy, (3) any hazard insurance policy, (4) any flood insurance policy, (5) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by private mortgage insurers, or (6) any surety or guaranty agreement, except for such invalidations or impairments as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No Agency, Investor or private mortgage Insurer has (x) claimed that the Company or any of its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to the Mortgage Loans sold by the Company or any Subsidiary to an Investor or Agency, or with respect to any sale of mortgage servicing rights to an Investor or (y) imposed restrictions on the activities (including commitment authority) of the Company or any Subsidiary, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No Agency or Investor has indicated to the Company or any of its Subsidiaries that it has terminated or intends to terminate its relationship with the Company or any such Subsidiary for poor performance, poor loan quality or concern with respect to the Company’s or any Subsidiary’s compliance with Laws.

(C) As of the date hereof, the Company does not have Knowledge of any reason why (1) all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis or (2) any condition to the consummation of the Merger and the other transactions contemplated by this Agreement as set forth in Article VII should not be satisfied on a timely basis.

(iii) Warehouse Loans and Mortgage Loans.

(A) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, each Warehouse Loan (1) is eligible, for sale to, and insurance by, or pooling to collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; (2) is evidenced by a Mortgage Note with such terms as are customary in the business; (3) is duly secured by a mortgage with such terms as are customary in the business and which grants the holder thereof either a first lien on the subject property (including any improvements thereon) with respect to Warehouse Loans originated as first mortgages, and with respect to Warehouse Loans originated as second mortgages, a second priority lien on the subject property, and which constitutes a security interest that has been duly perfected and maintained (or is in the process of perfection in due course) and is in full force and effect and is insured by a title policy issued by a company acceptable to the applicable Agency or Investor to the extent required by the applicable Agency or Investor; (4) is accompanied by a hazard insurance policy covering improvements on the Mortgaged Property subject to such Mortgage, with a loss payee clause in favor of the Company or one of its Subsidiaries or the assignee of the Company or one its Subsidiaries, which insurance policy or policies covers such risks as are customarily insured against in accordance with industry practice and in accordance with Investor or Agency requirements, and which includes flood insurance and/or special hazard insurance where either is required by an Investor or Agency or requested by the Mortgagor; and (5) is covered by a policy of private mortgage insurance, if required by the terms of any Contract or any applicable Law. The Company and its Subsidiaries have complied with all of their obligations under the insurance policies described in this clause (iii) and the Company and its Subsidiaries have complied with all applicable provisions of any such insurance or guaranty contract or policy and applicable Law, the insurance or guaranty is in full force and effect with respect to each such Warehouse Loan, and there is no default that would result in the revocation of any such insurance or guaranty, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(B) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, as of the date the Company or any Subsidiary of the Company sold each Mortgage Loan, the Mortgage Loan (1) was eligible for sale to, and insurance by, or pooling to collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; (2) was evidenced by a Mortgage Note with such terms as were customary in the business; (3) was duly secured by a mortgage with such terms as were customary in the business and which granted the holder thereof either a first lien on the subject property (including any improvements thereon) with respect to Mortgage Loans originated as first mortgages, and with respect to Mortgage Loans originated as second mortgages, a second priority lien on the subject, and which constituted a security interest that had been duly perfected and maintained (or was in the process of perfection in due course) and was in full force and effect and was insured by a title policy issued by a company acceptable to the applicable Agency or Investor to the extent required by the applicable Agency or Investor; (4) accompanied by a hazard insurance policy covering improvements on the Mortgaged Property subject to such Mortgage, with a loss payee clause in favor of the Company or one of its Subsidiaries or the assignee of the Company one its Subsidiaries, which insurance policy or policies covered such risks as were customarily insured against in accordance with industry practice and in accordance with Investor or Agency requirements, and which included flood insurance and/or special hazard insurance where either was required by an Investor or Agency or requested by the Mortgagor; and (5) covered by a policy of private mortgage insurance, if required by the terms of any Contract or any applicable Law. As of the date the Company sold each Mortgage Loan, the Company and its Subsidiaries had complied with all of their obligations under the insurance policies described in this clause (iii) and the Company and its Subsidiaries had complied with all applicable provisions of any such insurance or guaranty contract or policy and applicable Law, the insurance or guaranty was in full force and effect with respect to each such Mortgage Loan, and there was no default that would result in the revocation of any such insurance or guaranty, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(C) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, to the Knowledge of the Company, all Warehouse Loans are genuine, valid and legally binding obligations of the Mortgagor thereunder, have been duly executed by a Mortgagor of legal capacity, are enforceable in accordance with their respective terms, and are not subject to any right of rescission, set off, counterclaim or defense, subject to (i) the Bankruptcy and Equity Exception, (2) applicable Laws requiring creditors to proceed against the collateral before pursuing the borrower and (3) applicable Laws on deficiencies. Set forth in Section 5.1(t)(C)(iii) of the Company Disclosure Schedule is the number of loans that have been modified, extended or deferred by the Company or its Subsidiaries in the 12 months preceding the date hereof that resulted in any such loan that was previously reflected as delinquent being classified as current for servicing reporting purposes.

(D) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, as of the date the Company sold each Mortgage Loan, the Mortgage Loan was a genuine, valid and legally binding obligation of the Mortgagor thereunder, had been duly executed by a Mortgagor of legal capacity, was enforceable in accordance with its respective terms, and was not subject to any right of rescission, set off, counterclaim or defense, subject to (1) the Bankruptcy and Equity Exception, (2) applicable Laws requiring creditors to proceed against the collateral before pursuing the borrower and (3) applicable Laws on deficiencies.

(E) All Warehouse Loans owned by the Company or its Subsidiaries are owned free and clear of any Lien other than Liens in favor of the Company’s or such Subsidiary’s lender banks pursuant to financing arrangements. Neither the Company nor any of its Subsidiaries has, with respect to any such Warehouse Loan, released any security therefor, except upon receipt of Investor or Agency approval, or accepted prepayment of any such Warehouse Loan which has not been promptly applied to such Warehouse Loan in accordance with the terms thereof. To the Knowledge of the Company, there exists no physical damage to any Mortgaged Property securing any Warehouse Loan, which physical damage is not insured against in compliance with the Applicable Requirements or would cause any Warehouse Loan to become delinquent or adversely affect the value or marketability of any Warehouse Loan, except as would not individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(F) The Company has provided Acquiror with a true and accurate copy of the internal policies and procedures of the Company and each of its Subsidiaries with respect to the origination, insuring, purchase, sale, servicing or filing of claims in connection with Residential Mortgage Loans.

(iv) No Recourse. Neither the Company nor any of its Subsidiaries is a party to (A) any Contract with (or otherwise obligated to) any Person, including an Investor, Agency or Insurer, to repurchase from any such Person any Warehouse Loan, Mortgaged Property or previously disposed Mortgage Loans; or (B) any Contract to reimburse, indemnify or hold harmless any Person or otherwise assume any Liability with respect to any loss suffered or incurred as a result of any default under or the Foreclosure or sale of any such Warehouse Loan, Mortgaged Property, or previously disposed Mortgage Loans, except in either case where such recourse is based upon a breach by the Company or one of its Subsidiaries of a customary representation, warranty or undertaking.

(u) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed CSFB as its financial advisor.

5.2. Representations and Warranties of Acquiror and Merger Sub. Except as set forth in Acquiror’s Reports (other than any exhibits thereto and other than any Current Reports on Form 8-K) or in the corresponding sections or subsections of disclosure schedule delivered to the Company by Acquiror on or prior to entering into this Agreement (the “Acquiror Disclosure Schedule”) (it being agreed that disclosure of any item (i) in any section or subsection of the Acquiror Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure and (ii) in the Acquiror Reports shall be deemed to be adequate disclosure with respect to a representation or warranty only if it is reasonably apparent on the face of such disclosure that it relates to such representation or warranty), Acquiror and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Acquiror and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have an Acquiror Material Adverse Effect (as defined below). Acquiror has made available to the Company complete and correct copies of Acquiror’s certificate of incorporation and by-laws, each as amended to the date hereof, and each as so delivered is in full force and effect. As used in this Agreement, the term “Acquiror Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence (including any breach of a representation or warranty contained herein by Acquiror) that, individually or in the aggregate, is material and adverse to the financial condition, properties, assets, liabilities, business or results of operations of Acquiror and its Subsidiaries taken as a whole or the ability of the Acquiror to perform timely its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement on a timely basis; provided, however, that none of the following, in and of itself or themselves, shall constitute an Acquiror Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or that are the result of acts of war or terrorism;

(B) changes that are the result of factors generally affecting the industry in which Acquiror and its Subsidiaries operate;

(C) changes in United States generally accepted accounting principles or in any statute, rule or regulation after the date hereof;

(D) any loss of, or adverse change in, the relationship of Acquiror with its customers, employees or suppliers proximately caused by the pendency or the announcement of the transactions contemplated by this Agreement; provided that Acquiror shall bear the burden of demonstrating the cause of such loss or change;

(E) any failure by Acquiror to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, an Acquiror Material Adverse Effect; and

(F) a decline in the price of the Acquiror Common Stock on the NASDAQ; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, an Acquiror Material Adverse Effect;

provided, further, that, with respect to clauses (A), (B), and (C), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) Acquiror and its Subsidiaries or (ii) significantly disproportionately adversely affect Acquiror and its Subsidiaries compared to other companies of similar size operating in the principal industry in which Acquiror and its Subsidiaries operate.

(b) Capitalization of Merger Sub. All of the issued and outstanding membership interests in Merger Sub are, and at the Effective Time will be, owned by Acquiror, and there are (i) no other membership interests or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for membership interests or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any membership interests, voting securities or securities convertible into or exchangeable for capital membership interests or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(c) Capital Structure of Acquiror. (i) The authorized capital stock of Acquiror consists of 40,000,000 shares of the Acquiror Common Stock, of which 21,548,973 shares were outstanding as of the close of business on May 23, 2006, and 5,000,000 shares of Preferred Stock no par value (the “Acquiror Preferred Shares”), of which no shares were outstanding as of the close of business on May 23, 2006. All of the outstanding shares of the Acquiror Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Acquiror has no shares of the Acquiror Common Stock reserved for issuance, except that, as of May 23, 2006, there were 6,334,922 shares of the Acquiror Common Stock reserved for issuance pursuant to Acquiror’s Deferred Compensation Plan, 1995 Stock Option Plan, 1995 Executive Stock Option Plan, 1998 Stock Option Plan and 2002 Stock Option Plan. Each of the outstanding shares of capital stock of each of Acquiror’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Acquiror or by a direct or indirect wholly owned Subsidiary of Acquiror, free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Acquiror or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Acquiror or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Acquiror or any of its Significant Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Acquiror does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Acquiror on any matter.

(ii) Section 5.2(c)(ii) of the Acquiror Disclosure Schedule sets forth (x) each of Acquiror’s Subsidiaries and the ownership interest of Acquiror in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) Acquiror’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Acquiror or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company. Acquiror does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Acquiror under the HSR Act.

(d) Corporate Authority. (i) Each of Acquiror and Merger Sub has all requisite corporate power and authority and has taken all corporate or, as the case may be, limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to approval of the issuance of the Acquiror Common Stock pursuant to this Agreement by the holders of a majority of shares voting at a stockholders’ meeting duly called and held for such purpose (the “Requisite Acquiror Vote”), and to consummate the Merger. This Agreement has been duly executed and delivered by each of Acquiror and Merger Sub and is a valid and binding agreement of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Acquiror has (A) approved this Agreement and the other transactions contemplated hereby and resolved to recommend that the holders of the Acquiror Common Stock vote in favor of the issuance of the Acquiror Common Stock required to be issued pursuant to Article IV (the “Acquiror Recommendation”) and (B) directed that such matter be submitted to the holders of the Acquiror Common Stock for their approval.

(iii) Prior to the Effective Time, Acquiror will have taken all necessary action to permit it to issue the number of shares of the Acquiror Common Stock required to be issued pursuant to Article IV. The Acquiror Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Acquiror will have any preemptive right of subscription or purchase in respect thereof. The Acquiror Common Stock, when issued, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws.

(e) Governmental Filings; No Violations. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act and the Exchange Act, (C) required to be made with NASDAQ, (D) state securities, takeover, and “blue sky” laws and (E) required by HUD and applicable state mortgage banking Governmental Entities with regulatory authority over mortgage banking or settlement services, no notices, reports or other filings are required to be made by Acquiror or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Acquiror or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have an Acquiror Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Acquiror and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Acquiror and Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Acquiror or any of its Subsidiaries pursuant to, any Contracts binding upon Acquiror or any of its Subsidiaries, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(e)(i), or any Laws to which Acquiror or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding on Acquiror or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation acceleration or change that, individually or in the aggregate, is not reasonably likely to have an Acquiror Material Adverse Effect.

(f) Acquiror Reports; Financial Statements. (i) Acquiror has filed or furnished, as applicable, on a timely basis all forms, statements, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Acquiror Reports”). Each of the Acquiror Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Acquiror Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Acquiror Reports did not, and any Acquiror Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Acquiror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Acquiror nor any of its Affiliates has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of Acquiror.

(iii) Acquiror maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Acquiror is recorded and reported on a timely basis to the individuals responsible for the preparation of Acquiror’s filings with the SEC and other public disclosure documents. Acquiror maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Acquiror, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Acquiror are being made only in accordance with authorizations of management and directors of Acquiror, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Acquiror’s assets that could have a material effect on its financial statements. Acquiror has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Acquiror’s auditors and the audit committee of Acquiror’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information and has identified for Acquiror’s auditors and audit committee of Acquiror’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Acquiror employees regarding questionable accounting or auditing matters, have been received by Acquiror. No attorney representing Acquiror or any of its Subsidiaries, whether or not employed by Acquiror or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its officers, directors, employees or agents to Acquiror’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Acquiror policy contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Acquiror Reports (including the related notes and schedules) fairly presents, or, in the case of Acquiror Reports filed after the date hereof, will fairly present in all material respects the consolidated financial position of Acquiror and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into Acquiror Reports (including any related notes and schedules) fairly presents, or in the case of Acquiror Reports filed after the date hereof, will fairly present in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(g) Absence of Certain Changes. Since December 31, 2005 and through the date hereof, Acquiror and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2005) of which Acquiror has Knowledge which, individually or in the aggregate, is reasonably likely to have an Acquiror Material Adverse Effect;

(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Acquiror or any of its Subsidiaries, whether or not covered by insurance; or

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of the capital stock of Acquiror, (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to Acquiror or to any wholly owned Subsidiary of Acquiror) or any repurchase, redemption or other acquisition by Acquiror or any of its Subsidiaries of any outstanding shares of capital stock or other securities of Acquiror or any of its Subsidiaries.

(h) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries, except for those that are not, individually or in the aggregate, reasonably likely to have an Acquiror Material Adverse Effect. Neither Acquiror nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have an Acquiror Material Adverse Effect.

(i) Employee Benefits.

(i) All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Acquiror and its Subsidiaries and current or former directors of Acquiror, including “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Acquiror Benefit Plans”), other than Multiemployer Plans and Acquiror Benefit Plans maintained outside of the United States, are in substantial compliance with ERISA, the Code and other applicable laws, except where failure to comply would not reasonably be likely to have an Acquiror Material Adverse Effect on Acquiror.

(j) Compliance with Laws. The businesses of each of Acquiror and its Subsidiaries have not been, and are not being, conducted in violation of any Laws, except for violations that, individually or in the aggregate, are not reasonably likely to have an Acquiror Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Acquiror or any of its Subsidiaries is pending or, to the Knowledge of Acquiror, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have an Acquiror Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Acquiror and its Subsidiaries each has obtained and is in full compliance with all Licenses necessary to conduct its business as presently conducted except those the absence of which would not, individually or in the aggregate, reasonably be likely to have an Acquiror Material Adverse Effect or prevent or materially burden or materially impair the ability of Acquiror or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(k) Takeover Statutes. No Takeover Statute or any anti-takeover provision in Acquiror’s certificate of incorporation and by-laws is applicable to the Acquiror Common Stock, the Merger or the other transactions contemplated by this Agreement.

(l) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have an Acquiror Material Adverse Effect, Acquiror and its Subsidiaries are in substantial compliance with all applicable Environmental Laws; are not the subject of any pending written notice from any Governmental Entity alleging the violation of any applicable Environmental Laws; are not currently subject to any court order, administrative order or decree arising under any Environmental Law; have not used any of their properties for the disposal of Hazardous Substances; and have not had any emissions or discharges of Hazardous Substances except as permitted under applicable Environmental Laws.

(m) Tax Matters. As of the date hereof, neither Acquiror nor any of its Affiliates has taken or agreed to take any action, nor does Acquiror have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Taxes.

(i) Acquiror and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed or granted and have not expired, and all such Tax Returns are complete and accurate in all material respects;

(ii) Acquiror and each of its Subsidiaries have timely paid all Taxes shown as due on the Tax Returns referred to in Section 5.2(n) except with respect to matters contested in good faith;

(iii) Acquiror and each of its Subsidiaries have withheld and timely paid to the applicable Tax authority or Governmental Entity with respect to their employees all federal and state income Taxes, Taxes pursuant to the Federal Insurance Contributions Act (FICA), Taxes pursuant to the Federal Unemployment Tax Act (FUTA) and other Taxes required to be withheld except with respect to matters contested in good faith;

(iv) Neither Acquiror nor any of its Subsidiaries have any material liability for any unpaid Taxes as of the date of the most recent Acquiror Reports which has not been accrued for or reserved in the financial statements included in such Acquiror Reports;

(v) There are no Liens for Taxes upon the assets of Acquiror or its Subsidiaries, other than Liens for current Taxes not yet due and payable; and

(vi) Neither Acquiror nor any Subsidiary has engaged in any transaction: (A) that is the same as, or substantially similar to, a transaction which is a “reportable transaction” or “listed transaction” as defined in Section 6011 of the Code and the applicable U.S. Treasury Regulations, or (B) of which it has made disclosure to any Tax authority for the purpose of avoiding the imposition of any penalties or additions to Tax.

(o) Available Funds. Acquiror has or will have available to it all funds necessary to satisfy its obligations hereunder and in connection with the Merger.

(p) Brokers and Finders. Neither Acquiror nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Acquiror has employed J. P. Morgan Securities Inc. as its financial advisor.

(q) Closing Conditions. As of the date hereof, Acquiror does not have Knowledge of any reason why (i) all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis or (ii) any condition to the consummation of the Merger and the other transactions contemplated by this Agreement as set forth in Article VII should not be satisfied on a timely basis.

ARTICLE VI

Covenants

6.1. Interim Operations. (a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Acquiror shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, key employees and business associates and keep available the services of its and its Subsidiaries’ present key employees. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Acquiror may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1 of the Company Disclosure Schedule, it will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its articles of incorporation or by-laws or other applicable governing instruments;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, reorganize or completely or partially liquidate;

(iii) acquire any business or Person by merger or consolidation, purchase or lease of all or substantially all assets, or by any other manner, in a single or series of related transactions;

(iv) issue, sell or deliver, or authorize the issuance, sale or delivery of, any shares of its capital stock or of any of its Subsidiaries (other than the issuance of shares by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary or distributions made pursuant to Section 6.1(b));

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (it being understood that the net settlement of Company Awards including any deemed purchase of Shares in connection therewith shall not be covered by this clause (vi));

(vii) (A) incur any indebtedness for borrowed money, or guarantee such indebtedness of another Person, except pursuant to the existing credit facilities of the Company or its Subsidiaries or the credit facilities contemplated in clause (B) in the ordinary course of business consistent with past practice, (B) enter into new credit facilities other than credit facilities that do not require commitment fees or non-usage fees and are for aggregate borrowings not in excess of $150,000,000, provided that the Company five (5) days prior written notice to Acquiror prior to entry into any such new credit facility, (C) issue or sell any debt securities or other rights to acquire any of its debt securities or of any of its Subsidiaries, or (D) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries in an aggregate amount greater than $100,000, other than in connection with foreclosures, loan modifications, reformations or extensions in the ordinary course of business consistent with past practice, provided the Company provides Acquiror with five (5) days’ prior written notice to Acquiror of any such modifications, reformations or extensions;

(viii) except as contemplated by the Company plan previously provided by the Company to Acquiror, make or authorize any capital expenditure in excess of $200,000 in the aggregate during any 12-month period;

(ix) enter into any Contract that would have been a material contract as defined in Item 601 of Regulation S-K (a “Material Contract”) had it been entered into prior to the date hereof, except as otherwise specifically permitted in this Section 6.1(a);

(x) make any material changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles;

(xi) settle any litigation or other proceedings before a Governmental Entity, other than settlements involving payments that are not individually in excess of $100,000 or in the aggregate in excess of $500,000 and which are not reasonably likely to establish an adverse precedent or basis for subsequent settlements, provided the Company provides five (5) days prior written notice to Acquiror of any such proposed settlement;

(xii) amend, modify or terminate any Material Contract, except as otherwise specifically permitted in this Section 6.1(a);

(xiii) make any material Tax election;

(xiv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or of its Subsidiaries, including capital stock of any of its Subsidiaries, except any such transactions among it and its wholly owned Subsidiaries and except for Liens pursuant to the Company’s or any of its Subsidiaries’ existing lines of credit or the sale of mortgages in the ordinary course of business consistent with past practice;

(xv) except as required pursuant to agreements or policies and procedures in effect prior to the date of this Agreement, or as otherwise required by applicable Law, (1) provide any severance or termination payments to any of its directors, officers or employees or of any of its Subsidiaries, (2) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its directors, officers or employees or of any of its Subsidiaries, except for increases in base salary in the ordinary course of business consistent with past practice for any individual who has a base salary that is less than or equal to $100,000 or (3) establish, adopt, amend or terminate any of its benefit plans, except in each case in the ordinary course of business consistent with past practice, or amend the terms of any outstanding equity-based awards; provided, however, that the Company and its Subsidiaries shall be permitted to amend their respective Benefit Plans to comply with section 409A of the Code, but only to the extent that such amendments shall not accelerate the payment of, or increase the underlying benefits provided under, such Benefit Plans;

(xvi) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xvii) agree, authorize or commit to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, the Company shall declare and pay one or more dividends to its stockholders distributing cash in an amount equal to the

Company’s estimated “real estate investment trust taxable income” (as such term is used in Section 857 of the Code and reflecting any dividends previously paid during the tax year that would be expected to give rise to a dividends paid deduction for such tax year, but before reduction for the dividend contemplated by this Section 6.1(b)) for the tax year of the Company ending with the Merger, plus any other amounts required to be distributed in order for the Company to qualify as a REIT for such year and to avoid to the extent reasonably possible the incurrence of income or excise tax by the Company.

(c) Prior to making any written or oral communications to any of the directors, officers or employees of the Company or its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company and Acquiror shall provide each other with a copy of the intended communication, the receiving party shall have a reasonable period of time to review and comment on the communication, and the parties hereto shall cooperate in providing any such mutually agreeable communication.

(d) Acquiror covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless the Company shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, key employees and business associates and keep available the services of its and its Subsidiaries’ present key employees. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as the Company may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1 of the Acquiror Disclosure Schedule, it will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary and any dividends payable by Acquiror’s real estate investment trust on its outstanding 9.75% Series A Perpetual Cumulative Preferred Stock in accordance with the terms of the charter documents governing such securities);

(iii) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(iv) agree, authorize or commit to do any of the foregoing.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers, directors or employees of it or its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below);

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise facilitate knowingly any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, the Company may (A) provide information in response to a request therefore by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (as defined in Section 9.7) (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal) and reasonably promptly discloses any such information to Acquiror to the extent not previously provided to Acquiror; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal; and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any written proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Significant Subsidiaries and (ii) any written proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the total voting power or of any class of equity securities of the Company, or those of any of its Significant Subsidiaries, or 20% or more of the consolidated total assets (including equity securities of its Significant Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal involving more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company that its board of directors has determined in its good faith judgment (after consultation with reputable outside financial advisors and legal counsel experience in such matters) is reasonably likely to be consummated (taking into account the financing terms of any such proposal) and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(c) of this Agreement).

(c) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Acquiror, the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by, and after compliance with, Section 8.3(a) hereof, cause or permit the Company to enter into a definitive agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may withhold, withdraw or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof that was not solicited, initiated, encouraged or knowingly facilitated in breach of this Agreement, if the board of directors of the Company determines in good faith, after consultation with reputable outside counsel experienced in such matters, that failure to do so would be inconsistent with its fiduciary obligations under applicable law (a “Change of Recommendation”). In determining whether to make a Change of Recommendation in response to a Superior Proposal or otherwise, the Company board of directors shall take into account any changes to the terms of this Agreement proposed by Acquiror. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2.

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal.

(e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

(f) Notice. the Company agrees that it will promptly (and, in any event, within 24 hours) notify Acquiror if any Acquisition Proposal is received by it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Acquiror informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.3. Information Supplied. (a) The Company shall promptly prepare and file with the SEC the Prospectus/Proxy Statement (as defined below), and Acquiror shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Acquiror in connection with the issuance of shares of the Acquiror Common Stock in the Merger (including the joint proxy statement and prospectus (the “Prospectus/Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) as promptly as practicable. Acquiror shall use its commercially reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter Acquiror and the Company shall mail the Prospectus/Proxy Statement to the respective stockholders of each of the Company and Acquiror. Acquiror shall also use its commercially reasonable efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

(b) The Company and Acquiror each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meetings of stockholders of the Company and Acquiror to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Acquiror will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c) At or prior to the filing of the S-4 Registration Statement, Acquiror and the Company will execute and deliver to Sullivan & Cromwell LLP and to DLAPRGC tax representation letters in customary form and as reasonably requested by Sullivan & Cromwell LLP and DLAPRGC (collectively, the “Tax Representation Letters”). Acquiror, Merger Sub and the Company shall each confirm to Sullivan & Cromwell LLP and DLAPRGC the accuracy and completeness as of the Effective Time of the Tax Representation Letters. Following delivery of the Tax Representation Letters, Acquiror will use commercially reasonable efforts to cause DLAPRGC to deliver to it, and the Company will use commercially reasonable efforts to cause Sullivan & Cromwell LLP to deliver to it, a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters.

6.4. Stockholders Meetings. Subject to fiduciary obligations under applicable Law, the Company will take, in accordance with applicable Law and its Charter and Bylaws, all action necessary to convene a meeting of holders of Shares (the “Company Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of the Merger and to cause such vote to be taken. Acquiror will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of the Acquiror Common Stock (the “Acquiror Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of the issuance of the Acquiror Common Stock in the Merger and to cause such vote to be taken. Subject in the case of the Company to Section 6.2 hereof, each of the Company’s and Acquiror’s board of directors shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such approval. The Company and Acquiror shall cooperate to schedule and convene such stockholders meetings on the same date.

6.5. Filings; Other Actions; Notification. (a) The Company and Acquiror each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions set forth in this Agreement, the Company and Acquiror shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. The Company and Acquiror will each request early termination of the waiting period with respect to the Merger under the HSR Act. Subject to applicable Laws relating to the exchange of information, Acquiror and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Acquiror or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the Company and Acquiror shall act reasonably and as promptly as practicable.

(c) Subject to applicable Law and the instructions of any Governmental Entity, the Company and Acquiror each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated, including promptly furnishing the other with copies of notices or other communications received by Acquiror or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Acquiror each shall give prompt notice to the other of any change that is reasonably likely to result in a Company Material Adverse Effect or an Acquiror Material Adverse Effect, respectively or of any failure to the other party’s conditions to effect the Merger.

6.6. Taxation. Neither Acquiror nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

6.7. Access. Subject to applicable Law, upon reasonable notice, the Company and Acquiror each shall (and shall cause its Subsidiaries to) afford the other’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Acquiror or Merger Sub herein; provided, further, that the access afforded and information required to be provided to the Company by Acquiror shall be no greater in scope and amount than that provided to the Company by Acquiror or its Representatives prior to entering into this Agreement; and provided, further, that the foregoing shall not require the Company or Acquiror (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Acquiror, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Acquiror, as the case may be, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Acquiror, as the case may be, or any of its Subsidiaries. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company or Acquiror, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8. Affiliates. Prior to the Effective Time, the Company shall deliver to Acquiror a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Stockholders Meeting, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by either Acquiror or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Acquiror shall be on the final list of affiliates of the Company if Acquiror shall receive from the Company, on or before the date of the Company Stockholders Meeting, an opinion of counsel reasonably satisfactory to Acquiror to the effect that such Person is not such an affiliate. The Company shall exercise its commercially reasonable efforts to deliver or cause to be delivered to Acquiror, prior to the date of the Company Stockholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A-1 (the “Affiliates Letter”).

6.9. Stock Exchange Listing. Acquiror shall use its commercially reasonable efforts to cause the shares of the Acquiror Common Stock to be issued in the Merger to be approved for quotation on NASDAQ prior to the Closing Date.

6.10. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Acquiror each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Antitrust Entity.

6.11. Employee Benefits. (a) Acquiror agrees that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company and its Subsidiaries will be provided with compensation (including base salary, bonus and other incentive compensation) and pension and welfare benefits and perquisites that are no less favorable in the aggregate than those provided by Acquiror and its Subsidiaries to similarly situated employees. Acquiror will cause any employee benefit plans which the employees of the Company and its Subsidiaries are entitled to participate in to take into account for purposes of eligibility, vesting and benefit accrual thereunder, service by employees of the Company and its Subsidiaries as if such service were with Acquiror, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in a duplication of benefits). Acquiror shall, and shall cause the Surviving Company and any successor thereto to, honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations to current and former employees under the Company Benefit Plans and all employee severance plans (or policies) in existence on the date hereof and all employment or severance agreements entered into by the Company or adopted by the board of directors of the Company prior to the date hereof. Notwithstanding the foregoing, nothing contained herein shall obligate Acquiror, the Surviving Company or any of their Affiliates to (i) maintain any particular benefit plan or (ii) retain the employment of any particular employee. The Company agrees that it will not, on or prior to the Closing Date, terminate H. James Fullen or Michael J. Matthews without the consent of Acquiror (such consent not to be unreasonably withheld or delayed) or take any action that would entitle such employee to terminate his employment for Good Reason (as defined in the Company’s Amended and Restated Executive Severance Plan as in effect on the date hereof (the “Executive Severance Plan”)).

(b) In addition, and without limiting the generality of the foregoing: (i) at the Effective Time, the employees of the Company and its Subsidiaries immediately shall be eligible to participate, without any waiting time, in any and all employee benefit plans of Acquiror to the extent coverage under such plan replaces coverage under a similar or comparable employee benefit plan, program, policy or arrangement in which such employees participated immediately before the Effective Time and to the extent the terms of such arrangement so permit or can be amended by reasonable best efforts so to permit; (ii) for purposes of each plan providing welfare benefits Acquiror shall use its reasonable best efforts to cause all pre-existing condition exclusions of such plan to be waived for employees of the Company and its Subsidiaries and their covered dependents to the extent such pre-existing condition exclusions were inapplicable to or had been satisfied by such employee and their covered dependants immediately prior to the Effective Time under the relevant employee benefit plan, program, policy or arrangement; and (iii) Acquiror shall cause the Surviving Company and any successor thereto to give full credit for deductibles satisfied under the Company’s and its Subsidiaries’ benefit plans with respect to the current plan year toward any deductibles for the remainder of the plan year during which the Closing occurs.

(c) If requested by Acquiror pursuant to a written notice to the Company no later than fifteen (15) calendar days prior to the Closing Date, the Company shall cause each Company Pension Plan that includes a Code Section 401(k) arrangement (each, a “Company 401(k) Plan”) to be terminated immediately prior to the Closing Date. No later than five (5) business days prior to the Closing Date, the Company shall provide Acquiror with evidence that such 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company. The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan(s) as Acquiror may reasonably request. In the event that termination of a Company 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquiror no later than thirty (30) calendar days prior to the Closing Date.

(d) Notwithstanding the provisions of the Executive Severance Plan, if any employee listed in Section 6.1(a) of the Company Disclosure Schedule (i) is offered employment with Acquiror or the Surviving Company for a period of 180 days or less following the Closing Date and (ii) would otherwise have been entitled to a severance payment pursuant to Section 4.1(b) of the Executive Severance Plan (the “Payment”), then such employee shall be entitled to the Payment upon termination of employment with Acquiror or the Surviving Company, as applicable.

6.12. Election to Acquiror’s Board of Directors. Effective as of the Effective Time, Acquiror shall cause (a) the size of its board of directors to be increased by two seats effective at the Effective Time and (b) A. Jay Meyerson and one other person who is a current director of the Company, to be named and approved by Acquiror’s nominating and governance committee acting in good faith, to be appointed to the board of directors of Acquiror.

6.13. Expenses. The Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the payment of the Merger Consideration, and Acquiror shall reimburse the Surviving Company for such charges and expenses. Except as otherwise provided in Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Acquiror and the Company.

6.14. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Acquiror and the Surviving Company agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable law (and Acquiror and the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, settlements, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement.

(b) Prior to the Effective Time, the Company shall and if the Company is unable to, Acquiror shall cause the Surviving Company as of the Effective Time to obtain “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Acquiror shall cause the Surviving Company to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Company shall, and Acquiror shall cause the Surviving Company to, use commercially reasonable efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date hereof), provided, however, that in no event shall Acquiror or the Surviving Company be required to expend for such policies an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Acquiror or the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Acquiror or the Surviving Company shall assume all of the obligations set forth in this Section 6.14.

(d) The provisions of this Section 6.14 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 6.14 shall be in addition to any rights such Indemnified Parties may have under the Charter and Bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.15. Other Actions by the Company and Acquiror.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Acquiror and the Company and its board of directors shall grant such approvals and take such actions as are necessary so that, if lawful to permit such transactions under such Takeover Statute, such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. The board of directors of the Company and Acquiror shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of Shares into the Merger Consideration and (ii) the acquisition of the Acquiror Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Acquiror subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the board of directors of the Company shall adopt resolutions that specify (A) the name of each individual whose disposition of Shares (including Shares issuable with respect to Company Awards) is to be exempted, (B) the number of Shares (including Shares issuable with respect to Company Awards) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the board of directors of Acquiror shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of the Acquiror Common Stock is to be exempted, (B) the number of shares of the Acquiror Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. Acquiror and the Company shall provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and the Company shall provide Acquiror with such information as shall be reasonably necessary for Acquiror’s board of directors to set forth the information required in the resolutions of Acquiror’s board of directors.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Merger shall have been duly approved by holders of Shares constituting the Requisite Company Vote, and the issuance of the Acquiror Common Stock pursuant to the Merger shall have been duly approved by the holders of the Acquiror Common Stock constituting the Requisite Acquiror Vote.

(b) NASDAQ Listing. The shares of the Acquiror Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.

(c) Governmental and Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. Other than the filing of the Maryland Articles of Merger, all consents and approvals of, and filings with and notices to, any Governmental Entity required in connection with the Merger (“Governmental Consents”) shall have been made or obtained (as the case may be) except those that the failure to make or obtain, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or to provide a reasonable basis to conclude that the parties hereto or any of their Affiliates would be subject to the risk of criminal sanctions.

(d) Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”). No proceeding by any Governmental Entity seeking an injunction restricting, preventing or prohibiting consummation of the Merger or the other transactions contemplated by this Agreement shall be pending.

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

7.2. Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; and (iii) Acquiror shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Company Material Adverse Effect.

(d) Tax Opinion. Acquiror shall have received the opinion of DLAPRGC, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The parties agree that, in rendering such opinion, DLAPRGC may rely upon the representations contained in the Tax Representation Letters.

(e) REIT Opinion. The Company shall have received the opinion of Sullivan & Cromwell LLP, dated the Closing Date, to the effect that, beginning in the taxable year ended December 31, 2004, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code and the Company’s method of operations has enabled the Company to satisfy the requirements for qualification as a REIT for taxable years ending on or prior to the Closing Date. In rendering such opinion, Sullivan & Cromwell LLP may rely on customary assumptions, qualifications and representations as to factual matters. Such opinion may be conditioned on representations made by the Company’s management regarding its organization, assets, sources of gross income and other matters related to the conduct of the Company’s business operations. Such opinion shall provide that it may be relied upon by the Company and its successors and assigns.

(f) Affiliates Letters. Acquiror shall have received from each current director and executive officer of the Company and from Specialty Finance Partners an Affiliates Letter.

(g) Governmental Consents. All Governmental Consents that have been obtained shall have been obtained without (i) imposing any term or condition the acceptance of which would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect; (ii) imposing limitations on the ability of Acquiror or its affiliates to combine and operate the business and assets of the Company that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect; or (iii) requiring divestiture by Acquiror of any material portion of the business, assets or property of the Company or of Acquiror (provided that, for the purposes of this Section 7.2(g), the definition of Company Material Adverse Effect shall be deemed to cover the operation of the business of the Company and its Subsidiaries in addition to financial condition, properties, assets, liabilities, business and results of operations).

(h) Company Third-Party Consents. The Company shall have obtained the consent or approval of each Person required under any Contract in order to consummate the transactions contemplated by this Agreement, except for those the failure of which to obtain, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect (provided that for these purposes, the definition of Company Material Adverse Effect shall be deemed to cover the operation of the business of the Company and its Subsidiaries in addition to financial condition, properties, assets, liabilities, business and results of operations).

(i) 401(k) Plan Termination. If Acquiror shall have provided the written notice contemplated by Section 6.11(c), the Board of Directors of the Company shall have adopted the resolutions contemplated by Section 6.11(c).

(j) FIRPTA Matters. At the Closing, the Company shall deliver to Acquiror: (a) a statement (in such form as may be reasonably requested by counsel to Acquiror) conforming to the requirements of Section 1.897-2(h)(l)(i) of the United States Treasury Regulations; and (b) the notification to the IRS required under Section 1.897-2(h)(2) of the United States Treasury Regulations.

(k) REIT Subsidiary Formation. Not less than two days prior to the Closing Date, the Company shall have contributed or caused to be contributed all “ownership certificates” in securitization trusts owned directly by the Company and all other assets owned directly by the Company and direct liabilities of the Company (other than stock in a “taxable REIT subsidiary” of the Company as defined in Section 856(l) of the Code or stock in an existing “qualified REIT subsidiary” (“QRS”) as defined in Section 856(i) of the Code) to a single newly formed Delaware corporation that shall be a QRS, and the Company shall have caused such QRS to issue 100% of its issued and outstanding capital stock to the Company.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Acquiror set forth in this Agreement that are qualified by reference to Acquiror Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of Acquiror set forth in this Agreement that are not qualified by reference to Acquiror Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Acquiror are not so true and correct unless the failure of such representations and warranties of Acquiror to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have an Acquiror Material Adverse Effect; and (iii) the Company shall have received at the Closing a certificate signed on behalf of Acquiror an executive officer of Acquiror to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Acquiror and Merger Sub. Each of Acquiror and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Acquiror and Merger Sub by an executive officer of Acquiror to such effect.

(c) Tax Opinion. The Company shall have received the opinion of Sullivan & Cromwell LLP, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The parties agree that, in rendering such opinion, Sullivan & Cromwell LLP may rely upon the representations contained in the Tax Representation Letters.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, an Acquiror Material Adverse Effect.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company and Acquiror referred to in Section 7.1(a), by mutual written consent of the Company and Acquiror by action of their respective boards of directors.

8.2. Termination by Either Acquiror or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Acquiror or the Company if (i) the Merger shall not have been consummated by December 15, 2006, whether such date is before or after the date of approval by the stockholders of the Company or Acquiror (the “Termination Date”); provided that if the sole reason the Merger has not been consummated at such time is the failure to satisfy the condition set forth in Section 7.1(c), the Termination Date shall be extended to the earlier of (A) the date that is two business days after the satisfaction of such condition, and (B) February 1, 2007, (ii) approval of the Merger by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof, (iii) approval of Acquiror’s stockholders as specified in Section 7.1(a) shall not have been obtained at the Acquiror Stockholders Meeting or at any adjournment or postponement thereof or (iv) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the

Company or Acquiror); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company:

(a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Acquiror in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Acquiror does not make, within three business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the board of directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (iv) the Company prior to such termination pays to Acquiror in immediately available funds any fees required to be paid pursuant to Section 8.5. The Company agrees (x) that it will not enter into the binding agreement referred to in clause (ii) above until at least the fourth business day after it has provided the notice to Acquiror required thereby, (y) to notify Acquiror promptly if its intention to enter into the written agreement referred to in its notification shall change at any time after giving such notification and (z) during such three day period, to negotiate in good faith with Acquiror with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Acquiror in response to a Superior Proposal, if any; or

(b) at any time prior to the Effective Time, whether before or after the approval by the stockholders of the Company referred to in Section 7.1(a), if there has been a breach of any representation, warranty, covenant or agreement made by Acquiror or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Acquiror.

8.4. Termination by Acquiror. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of Acquiror referred to in Section 7.1(a), by action of the board of directors of Acquiror:

(a) if (i) (A) the board of directors of the Company shall have made a Change of Recommendation, (B) the Company shall have failed to take a vote of stockholders on the Merger prior to the Termination Date or (C) at any time after the end of ten business days following receipt of an Acquisition Proposal, the Company board of directors shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five business days) after receipt of any written request to do so from Acquiror, or (D) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Acquiror or an Affiliate of Acquiror) and the Company board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender or exchange offer, the Company board of directors fails to recommend against acceptance of such offer, or (ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Acquiror to the Company.

8.5. Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise specified herein, no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from the willful material breach of this Agreement and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive termination of this Agreement.

(b) In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least ten business days prior to the date of the Company Stockholders Meeting) and thereafter this Agreement is terminated (A) by either Acquiror or the Company pursuant to Section 8.2(ii) or (B) by Acquiror pursuant to Section 8.4(a)(ii) as a result of a willful breach by the Company of its covenants hereunder and provided that approval of the Merger by the stockholders of the Company shall not theretofore have been obtained, (ii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (other than as a result of the occurrence of an Acquiror Material Adverse Effect) or (iii) this Agreement is terminated by Acquiror pursuant to Section 8.4(a)(i), then the Company shall promptly, but in no event later than two days after the date of such termination, pay Acquiror a termination fee of $10,000,000 (the “Termination Fee”) (provided, however, that the Termination Fee to be paid pursuant to clause (iv) of Section 8.3(a) shall be paid as set forth in such section); provided, however, that no Termination Fee shall be payable to Acquiror pursuant to clause (i) or (iii) of this paragraph (b) unless and until within 12 months of such termination the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated, an Acquisition Proposal (substituting “50%” for “20%” in the definition thereof) in which the per share consideration payable thereunder with respect to the Shares shall equal or exceed $6.00 (or $5.00 in the event of a termination contemplated by Section 8.5(b)(i)(B)) (in the event the consideration payable for Shares in any such Acquisition Proposal consists of securities of another Person, the value of such securities for purposes of this Section 8.5(b) shall be the closing price of such securities on the principal national securities exchange or interdealer quotation system on which such securities are listed or quoted, as the case may be, on the last trading day preceding the date on which the Company enters into the applicable Alternative Acquisition Agreement). The Company’s payment shall be the sole and exclusive remedy of Acquiror and Merger Sub for damages against the Company and any of its Subsidiaries and their respective Representatives with respect to the breach of any covenant or agreement giving rise to such payment. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Acquiror and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Acquiror or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 8.5(b) or any portion of such fee, the Company shall pay to Acquiror or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit.

ARTICLE IX

Miscellaneous and General

9.1. Survival. The representations, warranties, covenants and agreements contained in this Agreement shall not survive the Merger but shall terminate at the Effective Time; provided, however, that this Section 9.1 shall not limit any covenant or agreement of the parties hereto, which by its terms contemplates performance after the Effective Time. This Article IX, the agreements of the Company, Acquiror and Merger Sub contained in Section 6.13 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. Governing Law; Waiver of Jury Trial; Specific Performance. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York (except to the extent to which, under the internal affairs doctrine as applied under New York Law, Maryland Law applies by reason of being the Law of the Company’s state of incorporation) without regard to any applicable principles of conflicts of law. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this agreement or the actions of such party in the negotiation, administration, performance and enforcement thereof. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Acquiror or Merger Sub

15090 Avenue of Science,

San Diego, CA 92128.

Attention: Stuart D. Marvin

fax: (858) 676-2170

with a copy to Cameron Jay Rains, Esq.

DLA Piper Rudnick Gray Cary US LLP

4365 Executive Drive, Suite 1100

San Diego, CA 92121

fax: (858) 677-1401.

if to the Company

350 South Grand Avenue,

Los Angeles, CA 90071.

Attention: John F. Madden

fax: (213) 210-4535

with a copy to Francis J. Aquila, Esq. and Patrick S. Brown, Esq.,

Sullivan & Cromwell LLP,

125 Broad Street, New York, New York 10004

fax: (212) 558-3588.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Acquiror Disclosure Schedule and the Confidentiality Agreement, dated January 13, 2006, between Acquiror and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER ACQUIROR AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. No Third-Party Beneficiaries. Except as provided in Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), Acquiror and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.14 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9. Obligations of Acquiror and of the Company. Whenever this Agreement requires a Subsidiary of Acquiror to take any action, such requirement shall be deemed to include an undertaking on the part of Acquiror to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

9.10. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.12. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Acquiror may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Aames Investment Corp.

By	/S/ A. JAY MEYERSON
Name:	A. Jay Meyerson
Title:	Chief Executive Officer

Accredited Home Lenders Holding Co.

By	/S/ JAMES A. KONRATH
Name:	James A. Konrath
Title:	Chief Executive Officer

AHL Acquisition, LLC

By	/S/ STUART MARVIN
Name:	Stuart Marvin
Title:	Chief Executive Officer and President

ANNEX A

DEFINED TERMS

Terms	Section
Acquiror	Preamble
Acquiror Benefit Plans	5.2(i)(i)
Acquiror Common Stock	4.1(a)
Acquiror Disclosure Schedule	5.2
Acquiror Material Adverse Effect	5.2(a)
Acquiror Preferred Shares	5.2(c)(i)
Acquiror Recommendation	5.2(d)(ii)
Acquiror Reports	5.2(f)(i)
Acquiror Stockholders Meeting	6.4
Acquiror Voting Agreement	Recitals
Acquisition Proposal	6.2(b)
Affiliates	5.1(e)(ii)
Affiliates Letter	6.8
Agency	5.1(t)(i)
Aggregate Consideration	4.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(ii)
Applicable Date	5.1(e)(i)
Applicable Requirements	5.1(t)(i)
Articles of Organization	2.1
Bankruptcy and Equity Exception	5.1(c)(i)
business day	1.2
Articles of Organization	2.2
Cash Consideration	4.1(a)
Cash Election	4.2(b)(ii)
Cash Election Number	4.2(a)
Cash Election Shares	4.2(b)(v)
Cash Pool	4.2
Certificate	4.1(a)
Change of Recommendation	6.2(c)(ii)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.11(c)
Company Awards	4.5(a)
Company Benefit Plans	5.1(h)(i)
Company Disclosure Schedule	5.1
Company ERISA Affiliate	5.1(h)(iii)
Company ERISA Plan	5.1(h)(ii)
Company Leases	5.1(q)(iii)
Company Material Adverse Effect	5.1(a)(ii)
Company Non-U.S. Benefit Plans	5.1(h)(i)
Company Pension Plan	5.1(h)(ii)
Company Real Property	5.1(q)(iii)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)

Terms	Section
Company Stockholders Meeting	6.4
Company U.S. Benefit Plans	5.1(h)(ii)
Company Voting Agreement	Recitals
Confidentiality Agreement	9.7
Constituent Entities	Preamble
Contract	5.1(d)(ii)
Costs	6.14(a)
D&O Insurance	6.14(b)
DLAPRGC	1.2
Effective Time	1.3
Election Deadline	4.2(b)(iii)
Employees	5.1(h)(i)
Environmental Law	5.1(m)
ERISA	5.1(h)(i)
Exchange Act	5.1(b)(i)
Exchange Agent	4.2(b)(i)
Exchange Fund	4.2(b)(i)
Exchange Ratio	4.1(a)
Excluded Shares	4.1(a)
Executive Severance Plan	6.11(a)
Foreclosure	5.1(t)(i)
Form of Election	4.2(b)(iii)
GAAP	5.1(e)(iv)
Governmental Consents	7.1(c)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(m)
HSR Act	5.1(b)(ii)
HUD	5.1(t)(i)
Indemnified Parties	6.14(a)
Insurer	5.1(t)(i)
Intellectual Property	5.1(p)(iv)
Investor	5.1(t)(i)
Investor Agreement	5.1(t)(i)
IRS	5.1(h)(ii)
IT Assets	5.1(p)(iv)
Knowledge	5.1(f)
Laws	5.1(k)
Lien	5.1(b)(i)
Maryland Articles of Merger	1.3
Material Contract	6.1(a)(ix)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
MGCL	1.1
Multiemployer Plan	5.1(h)(ii)
Non-Election	4.2(b)(ii)
Non-Election Shares	4.2(b)(ii)
Order	7.1(d)
Operating Agreement	2.2
Payment	6.11(d)
PBGC	5.1(h)(iii)

Terms	Section
Person	4.2(f)
Prospectus/Proxy Statement	6.3(a)
QRS	7.2(k)
REIT	5.1(o)(x)
REIT Subsidiary	7.2(j)
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
Requisite Acquiror Vote	5.2(d)(i)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	4.5(b)
Securities Act	4.5(b)
Shares	4.1(a)
Significant Subsidiary	5.1(b)(i)
Stock Consideration	4.1(a)
Stock Election	4.2(b)(ii)
Stock Election Number	4.2(a)(ii)
Stock Election Shares	4.2(b)(v)
Stock Plan	5.1(b)(i)
Subsidiary	5.1(a)(i)
Superior Proposal	6.2(b)
Surviving Company	1.1
Takeover Statute	5.1(l)(L)
Tax Affiliates	5.2(n)
Taxes	5.1(o)
Tax Representation Letter	6.3(c)
Tax Return	5.1(o)
Termination Date	8.2(i)
Termination Fee	8.5(b)
Trade Secrets	5.1(p)(iv)

ANNEX B

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of May 24, 2006 (this “Agreement”), by and between Aames Investment Corporation, a Maryland Corporation (the “Company”) and                              (the “Stockholder”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement (as such term is defined below).

W I T N E S S E T H:

WHEREAS, the Company, Accredited Home Lenders Holding Co., a Delaware corporation (“Acquiror”), and AHL Acquisition, LLC, a Maryland limited liability company and a wholly owned subsidiary of Acquiror (“Sub”) are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated the date hereof (the “Merger Agreement”), pursuant to which Company will merge with and into Sub and Sub will remain as the surviving entity and a wholly owned subsidiary of the Acquiror (the “Merger”); and

WHEREAS, as of the date hereof, the Stockholder is the beneficial and record owners, of the shares of Acquiror Common Stock listed next to such Stockholder’s name on the signature page hereto (the “Existing Shares” and, together with any shares of Acquiror Common Stock or other voting capital stock of the Company acquired by Stockholder after the date hereof, the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote. The Stockholder agrees that, from and after the date hereof and until the date on which this Agreement is terminated pursuant to Section 4.1, at the Acquiror Stockholders Meeting or any other meeting of the Stockholders of Acquiror, however called, or in connection with any written consent of the Stockholders of Acquiror, relating to any proposed action by the Stockholders of Acquiror with respect to the matters set forth in Section 1.1(b) below, the Stockholder shall:

(a) appear at each such meeting or otherwise cause the Shares owned beneficially or of record by the Stockholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares, and any other voting securities of Acquiror (whenever acquired), that are owned beneficially or of record by the Stockholder or as to which the Stockholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the Merger and any other action of Acquiror’s Stockholders requested in furtherance thereof and (ii) against any action or agreement submitted for approval of the Stockholders of Acquiror that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Acquiror contained in the Merger Agreement or of the Stockholder contained in this Agreement; provided, however, it is agreed that the Stockholder is entering into this Agreement solely in his or her capacity as a Stockholder and not in his or her capacity as a director or officer of Acquiror and that nothing in this Agreement shall prevent the Stockholder from discharging his or her fiduciary duties as a member of the of the board of directors or officer of Acquiror.

1.2 No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered, and the Stockholder shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares owned beneficially or of record by the Stockholder and (b) has not granted, and the Stockholder shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares owned beneficially or of record by the Stockholder.

1.3 Proxy. The Stockholder agrees, if requested, to grant to the Company a proxy to vote the Shares owned beneficially and of record by the Stockholder as indicated in Section 1.1 above if the Stockholder fails for any reason to vote such Shares in accordance with Section 1.1 (which proxy shall be limited to the matters set forth in Section 1.1). The Stockholder agrees that such a proxy would be coupled with an interest and irrevocable for so long as this Agreement is in effect, and the Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of such proxy.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Acquiror as follows:

(a) Authorization; Validity of Agreement; Necessary Action. The Stockholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of the Stockholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).

(b) Ownership. As of the date hereof, the number of Existing Shares owned by the Stockholder is listed on the signature page hereof. The Existing Shares listed on the signature page hereof are, and any additional shares of Acquiror Common Stock acquired by the Stockholder after the date hereof and prior to the Effective Time will be, owned beneficially and of record by the Stockholder. As of the date hereof, the Existing Shares listed opposite the name of the Stockholder on the signature page hereof constitute all of the shares of Acquiror Common Stock held of record, owned by or for which voting power or disposition power is held or shared by the Stockholder or any of his affiliates (except for Existing Shares owned beneficially and of record by any affiliates of the Stockholder that are parties to a substantially equivalent agreement). The Stockholder has and will have at all times through the Effective Time sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Section 3.1 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares and with respect to all of the Shares at the Effective Time, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Stockholder has good and marketable title to the Existing Shares, free and clear of any Liens and the Stockholder will have good and marketable title to such Existing Shares and any additional shares of Acquiror Common Stock acquired by the Stockholder after the date hereof and prior to the Effective Time, free and clear of any Liens.

(c) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE III

OTHER COVENANTS

3.1 Further Agreements of Stockholder. (a) In case of a stock dividend or distribution, or any change in Acquiror Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.

(b) The Stockholder agrees, while this Agreement is in effect, to notify the Company promptly in writing of the number of any additional shares of Acquiror Common Stock or other securities of Acquiror acquired by the Stockholder, if any, after the date hereof.

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the later to occur of (a) the Effective Time or (b) upon the termination of the Merger Agreement in accordance with its terms.

4.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

4.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Acquiror or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.

4.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company to:

c/o Aames Investment Corporation

350 South Grand Avenue

Los Angeles, CA 90071

Fax: (323) 210-5850

Attention: President

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Fax: (212) 558-3588

Attention: Francis J. Aquila

(b) if to Stockholder to the address listed next to the Stockholder’s name on the signature page hereto.

4.5 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

4.7 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

4.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (except to the extent to which, under the internal affairs doctrine as applied under New York law, Delaware law applies by reason of being the law of Acquiror’s state of incorporation) without regard to any applicable principles of conflicts of law.

4.9 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

4.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

4.11 Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its Stockholders or limited partners. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

4.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Aames Investment Corporation

By:
Name:	A. Jay Meyerson
Title:	Chairman of the Board and CEO

VOTING AND SUPPORT AGREEMENT

Counterpart Signature Page

IN WITNESS WHEREOF, the Stockholder has executed this Agreement as of the date first written above.

Number of Existing Shares owned beneficially and of record:
___________________________ Shares

By:
James A. Konrath

Address for notices:		c/o Accredited Home Lenders Holding Co. 15090 Avenue of Science San Diego, CA 92128 Fax: (858) 676-8114

VOTING AND SUPPORT AGREEMENT

Counterpart Signature Page

IN WITNESS WHEREOF, the Stockholder has executed this Agreement as of the date first written above.

Number of Existing Shares owned beneficially and of record:
___________________________ Shares

By:
Joseph Lydon

Address for notices:		c/o Accredited Home Lenders Holding Co. 15090 Avenue of Science San Diego, CA 92128 Fax: (858) 676-8114

ANNEX C

May 24, 2006

The Board of Directors

Accredited Home Lenders Holding Co.

15090 Avenue of Science

San Diego, California 92128

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Accredited Home Lenders Holding Co. (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Merger”) of Aames Investment Corporation (the “Merger Partner”) with and into a limited liability company which is a wholly-owned subsidiary of the Company (the “Merger Subsidiary”). Pursuant to the Agreement and Plan of Merger (the “Agreement”) among the Company, Merger Subsidiary and the Merger Partner, each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (“Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company or Merger Subsidiary (“Cancelled Shares”), will be converted into, at the election of the record holder thereof, either (i) cash in the amount of the product of the Exchange Ratio (as defined below) and $51.94 (the “Cash Consideration”) or (ii) a portion of a share of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”), subject to certain election procedures and adjustments such that the number of shares of Merger Partner Common Stock converted for the Cash Consideration is the Maximum Cash Election Number (as defined below) and the remainder of the Merger Partner Common Stock (excluding any Cancelled Shares) is converted for the Stock Consideration.

The “Exchange Ratio” is the product of (A) 0.1030 multiplied by (B) 1 minus a quotient, the numerator of which is the aggregate amount of any dividends or other distributions declared or paid by the Merger Partner after the date hereof (the “Dividends”), and the denominator of which is the product of $5.35 and the number of shares of Merger Partner Common Stock outstanding immediately prior to the Merger (including shares issuable in respect of then outstanding Merger Partner stock awards) (the “Aggregate Consideration”). The “Maximum Cash Election Number” is the number of shares of Merger Partner Common Stock determined by dividing (I) (a) 0.32 multiplied by the Aggregate Consideration minus (b) the Dividends, by (II) the Cash Consideration, and then deducting any Cancelled Shares.

In arriving at our opinion, we have (i) reviewed a draft dated May 24, 2006 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the sub prime mortgage sector in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the stand-alone and pro-forma financial performance of the Merger Partner; (v) reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected by management of the Company to result from the Merger (the “Synergies”); (vi) reviewed the projected benefits and improvements expected by the management of the Company to result from improving the Merger Partner’s performance to the operating and financial metrics of those of the Company (the “Efficiencies”); (vii) reviewed the cash liquidation value (the “Portfolio Valuation”) of the primary assets and liabilities of the Merger Partner using mortgage portfolios metrics (the “Portfolio Liquidation Assumptions”) provided by the management of the Company; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger

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Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, other than the Portfolio Valuation detailed above, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, the Efficiencies and the Portfolio Liquidation Assumptions, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies, the Efficiencies and the Portfolio Liquidation Assumptions) or the assumptions on which they were based. We have also assumed that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986 that the other transactions contemplated by the Agreement will be consummated as described in the draft Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the consideration to be paid in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration of, the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid in the proposed Merger is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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ANNEX D

May 24, 2006

Board of Directors

Aames Investment Corp.

350 South Grand Avenue

Los Angeles, CA 90071

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Aames Investment Corp. (the “Company”) of the Merger Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of May 24, 2006 (the “Merger Agreement”), among the Company, Accredited Home Lenders Holding Co. (the “Acquiror”) and AHL Acquisition, LLC (the “Sub”). The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with and into the Sub with the Sub being the surviving corporation, pursuant to which each outstanding share of Company Common Stock will be converted, at the option of the holder thereof and subject to certain limitations and pro ration procedures (as to which we express no opinion), into the right to receive either (i) cash in an amount equal to the product of $51.94 and the Exchange Ratio (as defined below) carried out to four decimal points (he “Cash Consideration”) or (ii) a portion of a share of common stock, par value $0.001 per share (“Acquiror Common Stock”), of the Acquiror equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The “Exchange Ratio” is equal to the product of (i) 0.1030 multiplied by (ii) 1 minus a quotient, the numerator of which equals the aggregate amount of any dividends or other distributions paid by the Company pursuant to the Merger Agreement and the denominator of which equals the product of $5.35 and the number of fully diluted shares of Company Common Stock immediately prior to the consummation of the Merger. For purposes of our analyses we have, with your consent, assumed that, on or prior to the consummation of the Merger, the Company will declare and pay all dividends and distributions to its stockholders that it is required to declare and pay under the terms of the Merger Agreement.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts relating to the Company and the Acquiror, provided to or discussed with us by the Company and the Acquiror, and have met with the managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts (including, without limitation, the anticipated utilization of the Company’s net operating losses by the Acquiror) for the Company and the Acquiror that we have reviewed, the managements of the Company and the Acquiror have advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Acquiror as to the future financial performance of the Company and the Acquiror. We have assumed, with your consent, that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay,

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Board of Directors

Aames Investment Corporation

limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. In addition, we are not experts in the evaluation of loan or lease portfolios or allowances for losses with respect thereto, have not been requested to conduct, and have not conducted, a review of individual credit files, and have been advised and therefore have assumed that such allowances for the Acquiror and the Company are, and on a pro forma basis will be, in the aggregate adequate to cover such losses. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration and does not address any other aspect or implication of the Merger or any other agreement (including, without limitation, any pre-election of a particular form of Merger Consideration or any lockup of Stock Consideration), arrangement or understanding entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. We understand that the Company has received preliminary proposals from, and has engaged in certain discussion with, third parties regarding alternative transactions to the Merger. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company and, in particular, does not address the relative merits of the transactions proposed by such third parties compared to the Merger, nor does it address the underlying business decision of the Company to proceed with the Merger rather than any other transaction or strategy. We were not requested to, and did not, solicit third party indications of interest with respect to acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, are currently providing and in the future we may provide, investment banking and other financial services to the Company and the Acquiror, for which we have received, and would expect to receive, compensation. Certain of our affiliates and certain of our and their respective employees and certain private investment funds affiliated or associated with us have invested in private equity funds associated with Capital Z Management. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

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Board of Directors

Aames Investment Corporation

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew C. Rosenburgh
Andrew C. Rosenburgh
Title:	Managing Director

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